SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2016

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Taxpayer’s Registry] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

MANAGEMENT PROPOSAL

ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETINGS

MARCH 29, 2016

INDEX

A.	ANNUAL SHAREHOLDERS’ MEETING:	3

B.	EXTRAORDINARY SHAREHOLDERS’ MEETING:	5

EXHIBIT A.I – COMMENTS OF THE OFFICERS		7

EXHIBIT A.II – ALLOCATION OF NET PROFIT		16

EXHIBIT A.III – CURRICULUMS OF THE CANDIDATES TO THE POSITION OF MEMBER OF THE COMPANY'S FISCAL COUNCIL		25

EXHIBIT A.IV – COMPENSATION OF THE MANAGEMENT		31

EXHIBIT B.I – INFORMATION ABOUT THE MERGERS		80

EXHIBIT B.I.1 – PROTOCOL AND JUSTIFICATION		22

EXHIBIT B.I.6 – COPY OF THE MINUTES REFERRING TO THE MERGERS		31

EXHIBIT B.I.7 – COPY OF THE APPRAISAL REPORTS		40

EXHIBIT B.I.9 – FINANCIAL STATEMENTS		41

EXHIBIT B.II – INFORMATION ON APPRAISERS		55

EXHIBIT B.II.3. – WORK PROPOSAL AND APPRAISERS COMPENSATION		56

EXHIBIT B.III – SHARE-BASED COMPENSATION PLAN		57

AMBEV S.A.

CNPJ [National Taxpayer’s Registry] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

To the Shareholders,

We hereby present the following Management Proposal regarding the matters set forth in the agenda for the Annual and Extraordinary Shareholders’ Meetings of Ambev S.A. (the “Company”) (“AGOE”) to be held, cumulatively, on April 29, 2016, at 2:00 p.m.:

A.     Annual Shareholders’ Meeting:

1.      Analysis of the management accounts, with examination, discussion and voting on the financial statements for the fiscal year ended December 31, 2015.

We propose the approval of the financial statements for the fiscal year ended December 31, 2015, as published on February 25, 2016 on the websites of the Brazilian Securities Commission (“CVM”) and the São Paulo Stock Exchange (BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros) through the Periodical Information System, the Company’s website (www.ambev.com.br/investidores) and the Valor Econômico newspaper and the Official Gazette of the State of São Paulo (“Financial Statements”) except for the adjustments regarding the proposed allocation of net income as will be further detailed in other items of this Proposal.

We stress that, pursuant to item III of Article 9 of CVM Instruction Nº 481 on December 17, 2009 (“CVM Instruction Nº 481/09”), the information set forth in Exhibit A.I of this Proposal, reflects our comments on the financial status of the Company.

2.      Allocation of the net profits for the year ended December 31, 2015, and ratification of the distribution of interest on own capital and dividends for the year ended December 31, 2015, approved by the Board of Directors at meetings held on February 23, 2015, May 13, 2015, August 28, 2015, December 1, 2015, and January 15, 2016.

We propose that the net profits for the Fiscal Year ended December 31, 2015 be allocated as indicated below and as defined in detail in Exhibit A.II of this Proposal, drawn up in compliance with Item II of paragraph 1 of Article 9 of CVM Instruction No. 481/09. It is further proposed to ratify the distribution of (i) interest on own capital; and (ii) dividends for the year ended December 31, 2015, approved by the Board of Directors at meetings held on February 23, 2015, May 13, 2015, August 28, 2015, December 1, 2015, and January 15, 2016.

Net Profits	R$12,423,770,854.88
Amount allocated to payment of dividends and / or interest on own capital (gross) net of expired dividends	R$9,257,830,840.07
Amount allocated to the Investments Reserve	R$2,114,422,117.48
Amount allocated to the Tax Incentives Reserve	R$1,143,638,860.98

3.      Election of the members of the Fiscal Council and their respective alternates for a term of office ending at the Annual Shareholders’ Meeting to be held in 2017, pursuant to article 37 of the Company's Bylaws.

The controlling shareholders of the Company informed its Management that they will appoint as members of the Fiscal Council, Messrs.:

(i) by reelection, James Terence Coulter Wright, Brazilian, separated, civil engineer, bearer of Identity Card R.G. Nº 4.967.106-6 SSP/SP, enrolled with the CPF under Nº 872.316.898-68, with offices in the City of São Paulo, State of São Paulo, at Av. Prof. Luciano Gualberto, 908, Sala G-112, Cidade Universitária, as a Member of the Fiscal Council of the Company; (ii) by election, José Ronaldo Vilela Rezende, Brazilian, married, accountant, bearer of Identity Card RG Nº M-2.399.128 SSP/MG, enrolled with the CPF under Nº 501.889.846-15, resident and domiciled at Rua Barão de Capanema, n° 433, 4th floor, Jardins, São Paulo/SP, as a Member of the Fiscal Council of the Company; (iii) by reelection, Emanuel Sotelino Schifferle, Brazilian, married, engineer, bearer of Identity Card RG Nº 01.433.665-5 IFP/RJ, enrolled with the CPF under Nº 009.251.367-00, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. Henrique Dodsworth, 13/502, as an alternate Member of the Fiscal Council of the Company; and (iv) by reelection, Ary Waddington, Brazilian, married, economist, bearer of Identity Card Nº 01.139.7777-5 IFP/RJ, enrolled with the CPF under Nº 004.469.397-49, resident and domiciled in the municipality of Armação dos Búzios, State of Rio de Janeiro, at Rua E.9, Condomínio do Atlântico - Praia da Ferradura, as an alternate Member of the Fiscal Council of the Company.

Additionally, Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, pursuant to article 161, paragraph 4, item “a”, of Law n. 6404 of December 15, 1976, as amended (“Law No. 6404/76”) informed the Company's management that it will appoint for the position of member of the Fiscal Council, (i) by reelection, Mr. Paulo Assunção de Souza, Brazilian citizen, single, bank employee and economist, bearer of Identity Card RG No. 029.822.611-11- DETRAN/RJ, enrolled with the CPF under No. 588.584.748-72, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. Praia de Botafogo, 501, 4th floor, Botafogo, to take office as effective member of the Company's Fiscal Council; and (ii) by election, Mr. Vinicius Balbino Bouhid, Brazilian citizen, single, bank employee and economist, bearer of Identity Card RG No. 029562824 - DETRAN/RJ, enrolled with the CPF under No. 667.460.867/04, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. Afonso Arinos Melo Franco No. 285, apt. 206, Barra da Tijuca, CEP 22631-455, to take office as alternate member of the Company's Fiscal Council.

We explain that, pursuant to Article 10 of CVM Instruction No. 481/09, the information on the candidates nominated as Members of the Fiscal Council Member of the Company listed above is presented in detail in Exhibit A.III of this Proposal.

4.      Ratification of the amounts paid out as overall remuneration to the Management and the members of the Fiscal Council of the Company for Fiscal Year ended December 31, 2015 and definition of the overall remuneration of the Management and members of the Fiscal Council for Fiscal Year 2016.

We propose the ratification of the amounts paid out as overall remuneration for the Management and members of the Fiscal Council of the Company for Fiscal Year 2015, equivalent to R$71,073,298.35 and R$1,674,570.00 respectively, being lower than the totals approved on April 29, 2015, that is, up to the limit of R$78,093,943.00 for the management of the Company, and up to the limit of R$1,691,820.00 for the members of the Fiscal Council. The difference between the amounts approved by the Annual Shareholders’ Meeting held on April 29, 2015 and the amounts actually paid as global remuneration attributed to management and to the members of the Fiscal Council is justified by the variable component of the remuneration, that is connected to management specific performance targets, which were not fully achieved.

We also propose to establish the overall remuneration of the Management for Fiscal Year 2016 (that is, from January 1, 2016, through December 31, 2016) at an overall value of up to R$89,411,542.44, subject to the explanations in the following paragraph of the new elements included in this amount.

According to a CVM directive issued recently (item 3.4 of CVM/SEP Official Letter No. 02/2016 – “Official Letter”), the overall remuneration of the Management to be approved by the Annual Shareholders’ Meeting, pursuant to article 152 of Law No. 6404/76, should also include, in addition to the fixed and variable short-term remuneration, the expenses relating to the recognition of the fair value of stock options that the Company intends to grant in the fiscal year. Thus, we clarify that, as from said Annual Shareholders’ Meeting, the overall remuneration of the Management will start to include (i) the expenses of the recognition of the fair value of stock options that the Company intends to grand in the current fiscal year, based on the Company’s Stock Options Plan; and (ii) the expenses related to the recognition of fair value of share-based compensation which the Company plans to implement this year, if the Share-Based Compensation Plan is approved (“Stock Plan”), in both cases considering the accounting and non-financial effects provided for in CPC 10.

With regard to the overall remuneration of the Fiscal Council for the year 2016 (that is, from January 1, 2016 through December 31, 2016), we propose that this be established at an annual amount of up to R$1,875,518.00, with the remuneration of the alternate Members corresponding to half the amount received by the full Members, in compliance with the provisions of Law No. 6404/76

We explain that the information required for the necessary analysis of the Proposal presented on the remuneration of the Management and the Fiscal Council, as set forth in Article 12 of CVM Instruction Nº 481/09, is set forth in Exhibit A.IV of this Proposal, particularly items 1 to 4.

B.     Extraordinary Shareholders’ Meeting:

5. Mergers

We propose the merger into the Company of the companies Cervejarias Reunidas Skol Caracu S.A. (CNPJ nº 33.719.311/0001-64) (“Skol”) and Eagle Distribuidora de Bebidas S.A. (CNPJ n°12.268.405/0001-94) (“Eagle” and, jointly with Skol, the “Merged Companies”), wholly-owned subsidiaries of the Company (“Mergers”), aiming at further simplifying its shareholding structure and reducing the group’s operational and administrative costs, and bringing benefits to shareholders. The material terms of the Mergers, as provided for in article 20-A of CVM Instruction 481/09, are described in Exhibit B.I hereto.

We propose that the Mergers are conducted in a such a manner that enables the Company to receive, for the corresponding book values, all property, rights and obligations of the Merged Companies (including the property listed in the Valuation Reports, as defined below), succeeding them according to the law, taking into account the elements provided for, respectively, (i) in the balance sheet of Skol; and (ii) in the balance sheet of Eagle, prepared on February 29, 2016 (the “Base Date”). The Company will record equity variations ascertained as from the Base Date through to the date of the completion of the Mergers.

The Company’s management contracted APSIS Consultoria Empresarial Ltda. (CNPJ No. 27.281.922/0001-70) (“Specialized Firm”) to conduct the analysis, respectively, (i) of the shareholders’ equity of Skol, which will be transferred to the Company as a result of the Merger of Skol (“Valuation Report of Skol”); and (ii) of the shareholders’ equity of Eagle, which will be transferred to the Company as a result of the Merger of Eagle (“Valuation Report of Eagle”, and, jointly with the Valuation Report of Skol, the “Valuation Reports”). The information required by article 21 of CVM Instruction No. 481/09 constitutes Exhibit B.II to this proposal.

The Mergers will not result in increase or reduction in the Company’s shareholders’ equity or capital stock to the extent that the shareholders’ equity of the Merged Companies is already entirely reflected in the Company’s shareholders equity, as a result of the use of the equity accounting method. Thus, there will be no dilution for the Company’s current shareholders, and the obligations provided for in Chapter III of CVM Instruction No. 565, of June 15, 2015 (“CVM Instruction 565/15”) will not be applicable.

Moreover, considering that Skol and Eagle are wholly-owned subsidiaries of the Company, there are no other shareholders, whether or not minority shareholders, in the Merged Companies, other than the Company itself. Thus, upon liquidation of the Merged Companies, as a result of the Mergers, their shares will be cancelled, in accordance with paragraph 1 of article 226 of Law No. 6404/76, with no assignment of shares issued by the Company to replace shareholders' rights. Accordingly, a replacement relationship or withdrawal rights are not being considered.

The Company submitted an inquiry to CVM requesting exemption from compliance with article 264 of Law 6404/76, due to the characteristics of the case, which is still pending a decision by CVM.

Considering the above, we propose (i) the approval of the Protocol and Justification of the Mergers of Cervejarias Reunidas Skol Caracu S.A. and Eagle Distribuidora de Bebidas S.A. into Ambev S.A. (“Protocol and Justification”), which provides for the general bases of the Mergers, and which constitutes Exhibit B.I.1 to this proposal; (ii) the ratification of engagement of the Specialized Firm for preparation of the Valuation Reports; (iii) the approval of the Valuation Reports and effectiveness of the Mergers.

6. Share-Based Remuneration Plan.

We propose approval of the Share-Based Remuneration Plan, which is described in Exhibit B.III hereto.

São Paulo, March 29, 2016.

The Management

Ambev S.A.

Exhibit A.I – Comments of the Officers

 (Item 10 of Exhibit 24 of CVM Instruction 481/09)

10.1– General financial and asset conditions

a) general financial and asset conditions.

The Company’s current working capital is sufficient for its current needs, and its cash resources, including third party loans, are sufficient to underwrite the financing of its activities and cover its funding requirements for at least the next twelve months.

The Executive Board understands that the Company presents sufficient equity and financial conditions to implement its business plan and perform its obligations of short and medium term. As of December 31, 2015, the Company had total current assets in the amount of R$28,314.5 million, of which R$13,620.2 million were cash and cash equivalents, while current liabilities amounted to R$30,141.9 million. The current liquidity ratio, used to assess the Company’s capacity to meet its short-term commitments, was 0.9x.

As of December 31, 2014, the Company had total current assets in the amount of R$20,728.5 million, of which R$9,722.1 million were cash and cash equivalents. As of December 31, 2014 its current liabilities totaled R$21,824.8 million. The current liquidity ratio, used to assess the capacity of the Company to meet its short-term commitments, was 0.9x.

As of December 31, 2013, the Company had total current assets in the amount of R$20,809.0  million, of which R$11,538.2 million were cash and cash equivalents. Current liabilities totaled R$17,352.7 million.  The current liquidity ratio was 1.2x.

As seen above, the Company’s current liquidity ratio remained stable year on year, at around  1, thus confirming its ability to meet its short term obligations. In other words, its short-term assets are very close to its short-term obligations. Additionally, the Company’s cash, cash equivalents and current investment securities have been increasing year by year, and totaled R$13,602.2 million on December 31, 2013.

(R$ millions)	12/31/2015	12/31/2014	12/31/2013
Total Current Assets	28,314.5	20,728.5	20,809.0
Total Current Liabilities	30,141.9	21,824.8	17,352.7
Net Working Capital Ratio (CA-CL)	(1,827.4)	(1,096.3)	3,456.3

b) capital structure and possibility of redemption of shares or quotas(in thousands of Reais).

The Company’s capital structure was the following: (i) as of December 31, 2013 - 64% of equity and 36% of third party financing; (ii) as of December 31, 2014 – 60% of equity and 40% of third party financing, (iii) as of December 31, 2015 – 56% of equity and 44% of third party financing.

Additionally, its cash position net of bank overdrafts and cash net of debt during the same period behaved as follows: (i) as of December 31, 2013, - cash net of bank overdraft of R$11,538.2 million and cash net of debt of R$8,632.4 million; (ii).as of December 31, 2014 – cash net of bank overdrafts  R$9,623,0 million and cash net of debt of R$7,000.4 million; and (iii) as of December 31, 2015 – cash net of bank overdrafts of R$13,617.6 million and cash net of debt of R$10,018.1 million.

The level of net debt maintained throughout recent years is adequate to allow the Company to implement its business plan and meet its short and medium-term obligations.

c) payment capacity in relation to financial commitments undertaken

In view of the Company’s debt profile, as described in 10.1(f) below (total debt of R$3,599.5 million as of December 31, 2015, of which R$1,282.6 million is short term debt), its cash flow and liquidity position evidenced by total current assets (R$28,314.5 million), cash and cash equivalents (R$ 13,620.2 million), current liquidity ratio (0.9x) and cash net of debt (R$10,018.1 million), all as of December 31, 2015, indicated in 10.1 (a) above, the directors believe that the Company has sufficient liquidity and capital resources to cover the investments, costs, expenses, debts and other amounts payable over the next few years, although they cannot guarantee that this situation will remain unchanged. In case it may be necessary to take out new loans to finance its investments and acquisitions, the directors believe that the Company has capacity to do so.

d) sources of financing for working capital and investments in non-current assets used

The Company’s working capital cycle has substantially evolved every year since 2013, and as of December 31, 2015 it reported a negative working capital, meaning that there is no need to raise new loans to finance working capital.

With regard to investments in non-current assets, the Company’s current cash position and the expected cash flow generation are sufficient to cover these investments. In any case, the Company has wide access to funding sources should there be an occasional need for supplemental cash funding for such investments.

e) sources of financing for working capital and for investments in non-current assets that it intends to use to cover liquidity shortfalls

The Company has access to credit facilities extended by leading Brazilian and foreign banks, and has already raised funds in domestic and international capital markets. The Company’s current investment grade rating issued by key international rating agencies facilitates its access to additional financing arrangements that could be used to compensate any potential liquidity shortcomings.

f) levels of indebtedness and characteristics of debts

In the fiscal years ended on December 31, 2015, 2014 and 2013, the Company's loans had equal rights to payment without subordination clauses. Except for the credit lines due to FINAME contracted by the Company with Banco Nacional de Desenvolvimento Economico e Social (“BNDES”), where collateral was provided on assets acquired with the credit granted which serve as collateral; other loans and financing contracted by the Company provided only personal guarantees as collateral, or are unsecured. Most of the loan contracts contained financial covenants including:

• Financial covenants, including restrictions on new borrowing;

• Going-concern;

• Maintenance, in use or in good condition for the business, of the Company's properties and assets;

• Restrictions on acquisitions, mergers, sale or disposal of its assets;

• Disclosure of financial statements under Brazilian GAAP and IFRS; and/or

• Prohibition related to new real guarantees for loans contracted, except if: (i) expressly authorized under the loan agreement in question, (ii) new loans contracted from financial institutions linked to the Brazilian government - including the BNDES or foreign governments; - or foreign governments, multilateral financial institutions (e.g. World Bank) or located in jurisdictions in which the Company operates.

These clauses apply to the extent that the events mentioned produce material adverse effects on the Company and / or its subsidiaries or the rights of its creditors, and, in the event of a breach, the Company is granted a grace period to cure such default.

Additionally, all agreements entered into with the BNDES are subject to certain “provisions applicable to agreements entered into with the BNDES” (“Provisions”). Such Provisions require the borrower, to obtain prior consent of BNDES if they, for instance, wish to: (i) raise new loans (except for loans described in the Provisions); (ii) give preference and/or priority to other debts; and/or (iii) dispose of or encumber any item of their fixed assets (except as provided for in the Provisions).

Moreover , below additional information in relation to each of the following financial years:

2015

The Company's debt was structured in a manner to avoid significant concentration of maturities in each year and tied to different interest rates. The most significant rates are: (i) flat rate for the Bond 2017; and (ii) basket of currencies (UMBNDES) and Interest Rate (TJLP) to loans from BNDES.

As at December 31, 2015, the Company was in compliance with its contractual obligations for its loans and financings and with any applicable borrowing limits.

Ambev Debt Profile as of December 31, 2015

Debt Instruments	2016	2017	2018	2019	2020	After	Total
BNDES Basket Debt floating rate
BNDES Basket Debt floating rate	131.8	27.2	-	-	-	-	159.0
UMBNDES + Average Pay Rate	1.74%	1.7%	-	-	-	-	1.7%
TJLP BNDES Debt floating rate
Notional Amount	426.6	198.3	144.9	60.7	-	-	830.5
TJLP + Average Pay Rate	9.7%	9.8%	9.8%	9.8%	-	-	9.8%
International Debt
Other Latin-American currencies fixed rate	177.1	240.0	-	-	-	-	417.5
Average Pay Rate	9.1%	9.4%	-	-	-	-	9.3%
US dollar – fixed rate	-	-	-	-	-	15.7	15.7
Average Pay Rate	-	-	-	-	-	6.0%	6.0%
Average Pay Rate – floating rate	379.7	448.2	3.8	20.8	-	-	852.5
Average Pay Rate	1.7%	1.5%	6.0%	6.0%	-	-	1.8%
Debt in Reais - ICMS fixed rate
Notional Amount	34.3	34.4	31.1	22.3	13.2	46.7	182.0
Average Pay Rate	4.6%	4.6%	4.6%	4.6%	4.6%	4.7%	4.6%
Debt in Reais - fixed rate
Notional Amount	133.1	423.8	136.6	103.2	31.9	313.7	1,142.3
Average Pay Rate	5.6%	8.1%	5.6%	5.8%	5.2%	9.8%	7.7%
Total indebtedness	1,282.6	1,372.3	316.4	207.0	45.1	376.1	3,599.5

2014

The Company's debt was structured in a manner to avoid significant concentration of maturities in each year and tied to different interest rates. The most relevant interest rates are: (i) fixed rate for the 2017 Bonds; and (ii) Currencies basket (UMBNDES) and Long Term Interest Rate (Taxa de Juros de Longo Prazo - TJLP) for BNDES loans.

As at December 31, 2014, the Company was in compliance with its contractual obligations for its loans and financings.

Ambev Debt Profile as of December 31, 2014

Ambev Debt Profile as of December 31, 2014
Debt Instruments	2015	2016	2017	2018	2019	After	Total
BNDES Basket Debt floating rate
BNDES Basket Debt floating rate	139.4	78.4	18.5	-	-	-	236.2
UMBNDES + Average Pay Rate	1.47%	1.74%	1.70%	-	-	-	1.58%
TJLP BNDES Debt floating rate
Notional Amount	480.6	382.7	154.8	102.1	42.6	-	1,162.9
TJLP + Average Pay Rate	7.20%	7.23%	7.31%	7.31%	7.31%	-	7.24%
International Debt
Other Latin-American currencies floating rate	1.9	-	-	-	-	-	1.87
Average Pay Rate	9.01%	-	-	-	-	-	9.01%
Other Latin-American currencies – fixed rate	68.2	-	-	-	-	-	68.2
Average pay rate	10.09%	-	-	-	-	-	10.09%
US dollar – fixed rate	19.5	-	-	-	-	-	19.5
Average Pay Rate	4.09%	-	-	-	-	-	4.09%
Average Pay Rate – floating rate	186.8	85.0	1.9	1.1	15.2	12.0	302.0
Average Pay Rate	1.39%	1.96%	4.27%	6.00%	6.00%	7.92%	2.08%
Debt in Reais - fixed rate
Notional Amount	53.4	23.2	26.1	16.3	17.2	45.7	181.9
Average Pay Rate	4.56%	4.56%	4.56%	4.56%	4.56%	5.36%	4.76%
Debt in Reais - fixed rate
Notional Amount	38.2	68.8	349.0	63.4	58.3	72.2	650.0
Average Pay Rate	4.41%	5.43%	8.70%	5.54%	5.46%	3.52%	6.93%
Total indebtedness	988.1	638.1	550.3	183.0	133.2	129.9	2,622.6

2013

The Company's debt was structured in a manner to avoid significant concentration of maturities in each year and tied to different interest rates. The most relevant interest rates are: (i) fixed rate for the 2017 Bonds; and (ii) Currencies basket (UMBNDES) and Long Term Interest Rate (Taxa de Juros de Longo Prazo - TJLP) for BNDES loans.

As at December 31, 2013, the Company was in compliance with its contractual obligations for its loans and financings.

Ambev Debt Profile as of December 31, 2013

Ambev Debt Profile as of December 31, 2012
Debt Instruments	2014	2015	2016	2017	2018	After	Total
BNDES Basket Debt floating rate
BNDES Basket Debt floating rate	153.3	102.9	69.8	16.5	-	-	342.5
UMBNDES + Average Pay Rate	1.76%	1.75%	1.74%	1.70%	-	-	1.75%
TJLP BNDES Debt floating rate
Notional Amount	513.3	412.7	275.7	52.7	-	-	1,254.4
TJLP + Average Pay Rate	7.16%	7.17%	7.18%	7.30%	-	-	7.17%
International Debt
Other Latin-American currencies floating rate	17.9	-	-	11.1	-	-	29.0
Average Pay Rate	9.01%	-	-	6.54%	-	-	8.07%
US dollar – fixed rate	123.4	36.8	-	-	-	-	160.2
Average Pay Rate	0.69%	0.69%	-	-	-	-	0.69%
Average Pay Rate – floating rate	171.1	61.4	90.2	34.5	3.4	18.6	379.2
Average Pay Rate	1.82%	2.42%	1.35%	2.06%	6.00%	6.00%	2.07%
Debt in Reais - fixed rate
Notional Amount	26.9	52.4	34.1	7.3	15.0	54.6	190.3
Average Pay Rate	3.01%	3.01%	3.01%	3.01%	3.01%	3.01%	3.01%
Debt in Reais - fixed rate
Notional Amount	35.1	29.1	21.8	307.1	24.1	75.2	492.4
Average Pay Rate	4.50%	4.22%	3.61%	8.97%	3.93%	3.62%	7.07%
Total indebtedness	1,040.6	695.3	549.2	418.1	42.5	148.4	2,894.1

g) borrowing limits contracted and percentages utilized

As of December 31, 2015, the Company had loans with BNDES, FINEP and FINAME credit facilities and other lines of credit with private banks, in the amount of R$4,661.7 million. Of this total, R$3,599.5 million (77.2%) are being used, with R$1,062.2 million (22.8%) still available.

h) significant changes to each item of the Financial Statements

The following table shows the amounts outstanding on the Company balance sheet for the periods indicated.

BALANCE SHEET

(R$ millions)	As of December 31,
Assets	2015	2014	2013

Cash and cash equivalents	13,620.2	9,722.1	11,538.2
Short-term investments	215.1	713.0	288.6
Derivative financial instruments	1,512.4	882.5	609.6
Trade receivables	4,165.7	3,028.9	2,972.8
Inventories	4,338.2	3,411.3	2,835.6
Taxes and contributions receivable	3,194.9	1,581.9	1,397.0
Other assets	1,268.0	1,388.8	1,167.2
Current Assets	28,314.5	20,728.5	20,809.0

Short-term investments	118.6	68.0	63.8
Derivative financial instruments	51.4	5.5	1.7
Taxes and contributions receivable	892.8	1,161.2	474.1
Deferred income tax and social contribution	2,749.9	1,392.5	1,647.8
Other assets	2,140.2	1,736.5	1,795.5
Employee Benefits	8.6	12.8	23.5
Investments	714.9	40.4	26.5
Property, plant and equipment	19,140.1	15,740.1	14,005.6
Intangible assets	5,092.2	3,754.9	3,214.0
Goodwill	30,953.1	27,502.9	27,023.7
Non-current assets	61,861.8	51,414.8	48,276.2

Total assets	90,176.3	72,143.3	69,085.2

Liabilities and shareholders’ equity

Accounts payable	11,833.7	8,708.7	8,007.7
Derivative financial instruments	4,673.0	1,909.2	945.6
Loans and financing	1,282.6	988.1	1,040.6
Bank overdrafts	2.5	99.1	-
Salaries and charges	915.6	598.4	722.1
Dividends and interest on shareholders’ equity payable	598.6	2,435.3	1,174.2
Income tax and social contribution payable	1,245.3	640.4	897.1
Taxes, charges and contributions payable	3,096.8	2,903.3	2,235.2
Other liabilities	6,370.7	3,403.1	2,185.2
Provisions	123.1	139.2	145.0
Current liabilities	30,141.9	21,824.8	17,352.7

Accounts payable	110.1	73.9	69.4
Derivative financial instruments	145.1	29.9	32.5
Loans and financing	2,316.9	1,634.6	1,865.2
Deferred tax liabilities	2,473.6	1,737.6	2,095.7
Taxes, charges and contributions payable	910.0	610.9	883.0
Other liabilities	1,023.6	286.7	572.0
Provisions	499.5	543.2	431.7
Employee benefits	2,221.9	1,757.0	1,558.3
Non-current liabilities	9,700.7	6,673.8	7,507.8

Total liabilities	39,842.6	28,498.6	24,860.5

Shareholders’ equity
Capital Stock	57,614.1	57,582.4	57,000.8
Reserves	62,574.8	59,907.1	61,220.3
Equity Valuation Adjustment	(71,857.0)	(75,267.9)	(75,228.6)
Controlling shareholders’ interest	48,331.9	42,221.6	42,992.5
Non-controlling interest	2,001.8	1,423.1	1,232.2
Total shareholders’ equity	50,333.7	43,644.7	44,224.7

Total liabilities and shareholders’ equity	90,176.3	72,143.3	69,085.2

For additional information on the accounting practices adopted by the Company, see section 10.5.

Comparative analysis of Balance Sheets as of December 31, 2015 and December 31, 2014

(R$ millions, except percentages)	As of December 31,
		Vertical		Vertical	Change
	2015	Analysis	2014	Analysis	2015/2014
Assets

Cash and cash equivalents	13,620.2	15.1%	9,722.1	13.5%	40.1%
Financial investments	215.1	0.2%	713.0	1.0%	-69.8%
Derivative financial instruments	1,512.4	1.7%	882.5	1.2%	71.4%
Accounts receivable	4,165.7	4.6%	3,028.9	4.2%	37.5%
Inventories	4,338.2	4.8%	3,411.3	4.7%	27.2%
Tax and contributions receivable	3,194.9	3.5%	1,581.9	2.2%	102.0%
Other assets	1,268.0	1.4%	1,388.8	1.9%	-8.7%
Current assets	28,314.5	31.4%	20,728.5	28.7%	36.6%

Financial investments	118.6	0.1%	68.0	0.1%	74.4%
Derivative financial instruments	51.4	0.1%	5.5	0.0%	834.5%
Tax and contributions receivable	892.8	1.0%	1,161.2	1.6%	-23.1%
Deferred income and social contribution taxes	2,749.9	3.0%	1,392.5	1.9%	97.5%
Other assets	2,140.2	2.4%	1,736.5	2.4%	23.2%
Employee benefits	8.6	0.0%	12.8	0.0%	-32.8%
Investments	714.9	0.8%	40.4	0.1%	1669.6%
Property, plant and equipment	19,140.1	21.2%	15,740.1	21.8%	21.6%
Intangible assets	5,092.2	5.6%	3,754.9	5.2%	35.6%
Goodwill	30,953.1	34.3%	27,502.9	38.1%	12.5%
Non-current assets	61,861.8	68.6%	51,414.8	71.3%	20.3%

Total assets	90,176.3	100.0%	72,143.3	100.0%	25.0%

Liabilities and shareholders’ equity

Accounts payable	11,833.7	29.7%	8,708.7	30.6%	35.9%
Derivative financial instruments	4,673.0	11.7%	1,909.2	6.7%	144.8%
Loans and financing	1,282.6	3.2%	988.1	3.5%	29.8%
Overdraft account	2.5	0.0%	99.1	0.3%	-97.5%
Salaries and charges	915.6	2.3%	598.4	2.1%	53.0%
Dividends and interest on shareholders’ equity payable	598.6	1.5%	2,435.3	8.5%	-75.4%
Income and social contribution taxes payable	1,245.3	3.1%	640.4	2.2%	94.5%
Taxes, charges and contributions payable	3,096.8	7.8%	2,903.3	10.2%	6.7%
Other liabilities	6,370.7	16.0%	3,403.1	11.9%	87.2%
Provisions	123.1	0.3%	139.2	0.5%	-11.6%
Current liabilities	30,141.9	75.7%	21,824.8	76.6%	38.1%

Accounts payable	110.1	0.3%	73.9	0.3%	49.0%
Derivative financial instruments	145.1	0.4%	29.9	0.1%	385.3%
Loans and financing	2,316.9	5.8%	1,634.6	5.7%	41.7%
Deferred income and social contribution taxes	2,473.6	6.2%	1,737.6	6.1%	42.4%
Taxes, charges and contributions payable	910.0	2.3%	610.9	2.1%	49.0%
Other liabilities	1,023.6	2.6%	286.7	1.0%	257.0%
Provisions	499.5	1.3%	543.2	1.9%	-8.0%
Employee benefits	2,221.9	5.6%	1,757.0	6.2%	26.5%
Non-current liabilities	9,700.7	24.3%	6,673.8	23.4%	45.4%

Total liabilities	39,842.6	100%	28,498.6	100.0%	39.8%

Shareholders’ equity
Capital stock	57,614.1	63.9%	57,582.4	79.8%	0.1%
Reserves	62,574.8	69.4%	59,907.1	83.0%	4.5%
Adjustment to equity valuation	(71,857.0)	-79.7%	(75,267.9)	-104.3%	-4.5%
Controlling shareholders’ equity	48,331.9	56.3%	42,221.6	58.5%	14.5%
Minority interests	2,001.8	2.2%	1,423.1	2.0%	40.7%
Total shareholders’ equity	50,333.7	55.8%	43,644.7	60.5%	15.3%

Total liabilities and shareholders’ equity	90,176.3	100.0%	72,143.3	100.0%	25.0%

Assets

Cash and cash equivalents

As of December 31, 2015 the balance of cash and cash equivalents and short-term investments totaled R$13,835.3 million compared to R$10,435.1 million as of December 31, 2014. The increase of R$3,400.2 million or 32.6% is primarily due to an increase in the cash generated from operations, boosted by a better operating performance and a substantial improvement in working capital during all four quarters of 2015, partly offset by a 17.1% higher CAPEX expenditure than in 2014 and the acquisitions of subsidiaries during the year.

Trade receivables

As of December 31, 2015, the balance of receivables totaled R$4,165.7 million, compared to R$3,028.9 million on December 31, 2014, an increase of R$1,136.8 million, or 37.5%

Inventories

As of December 31, 2015, the inventories balance totaled R$4,338.2 million compared to R$3,411.3 on December 31, 2014. The increase of R$926.9 million or 27.2% was primarily due to the increase in the stock of finished goods and raw materials in 2015, together with the effect of currency translation of our overseas operations:

(R$ millions)	2015	2014
Finished goods	1,572.5	1,109.5
Work in progress	304.7	243.3
Raw material	1,857.4	1,578.5
Consumables	50.6	45.2
Storeroom and other	420.4	356.8
Prepayments	239.4	147.3
Impairment losses	(106.8)	(69.3)
	4,338.2	3,411.3

Income tax and social contribution receivable

As of December 31, 2015, the balance of current and non-current taxes and contributions receivable totaled R$4,087.7 million, compared to R$2,743.1 million as of December 31, 2014. The increase was due mainly to the accumulation of tax credits from overseas to be offset in future years.

Property, plant and equipment

As of December 31, 2015 the balance of property, plant and equipment totaled R$19,140.1 million compared to R$15,740.1 million on December 31, 2014. The change that resulted in a net increase of R$3,400.0 million, or 21.6%, is demonstrated in the table below:

(R$ millions)	2015					2014
Acquisition cost	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total
Initial balance	6,521.0	18,713.8	3,314.1	1,828.8	30,377.7	27,167.7
Effect of movements in foreign exchange	490.7	1,277.4	226.1	64.9	2,059.1	286.5
Acquisitions through business combinations	6.3	91.4	16.9	8.9	123.5	-
Sale through business combinations	(10.5)	(111.4)	(24.0)	-	(145.9)	-
Acquisitions	11.7	1,150.7	241.7	3,887.0	5,291.1	4,143.7

Disposals	(7.2)	(717.5)	(108.0)	(0.4)	(833.1)	(920.5)
Transfers from (to) other asset categories	706.3	1,965.2	798.3	(3,656.5)	(186.7)	5.3
Other	-	-	-	(0.1)	(0.1)	(305.0)
Balance at end	7,718.3	22,369.6	4,465.1	2,132.6	36,685.6	30,377.7
Depreciation and Impairment
Initial Balance	(1,898.4)	(10,649.5)	(2,089.7)	-	(14,637.6)	(13,162.1)
Effect of movements in foreign exchange	(125.2)	(788.9)	(152.6)	-	(1,066.7)	(170.6)
Sale through business combinations	3.4	75.2	13.0	-	91.6	-
Depreciation	(233.6)	(1,927.4)	(556.7)	-	(2,717.7)	(2,113.1)
Impairment losses	(0.9)	(106.6)	(3.2)	-	(110.7)	(101.8)

Disposals	2.2	660.5	99.8	-	762.5	803.0
Transfers from (to) other asset categories	8.5	158.5	(49.5)	-	117.5	(61.6)
Other	-	15.6	-	-	15.6	168.6
Balance at end	(2,244.0)	(12,562.6)	(2,738.9)	-	(17,545.5)	(14,637.6)
Carrying amount:	-	-	-	-	-	-
December 31, 2014	4,622.6	8,064.3	1,224.4	1,828.8	15,740.1	15,740.1
December 31, 2015	5,474.3	9,807.0	1,726.2	2,132.6	19,140.1

Intangible Assets

As of December 31, 2015, the intangible assets balance totaled R$5,092.2 million, compared to R$3,754.9 million on December 31, 2014. The net increase of R$1,337.3 million, or 35.6%, is primarily due to  currency conversion and acquisitions of new brands.

Goodwill

As of December 31, 2015 the goodwill balance totaled R$30,953.1 million, compared to R$27,502.9 million on December 31, 2014.  The movement that resulted in a net increase of R$3,450.2 million is demonstrated in the table below:

	2015	2014
Initial Balance	27,502.9	27,023.7
Effect of movements in foreign exchange	2,858.6	486.4
Acquisition of Subsidiaries	591.6	-
Other	-	(7.2)
Balance at end	30,953.1	27,502.9

Liabilities

Accounts payables

As of December 31, 2015, the balance accounts payable totaled R$111,833.7 million compared to R$8,708.7 million on December 31, 2014, an increase of R$3,125.0 million

Interest-bearing loans and borrowings

Current and non-current interest-bearing loans and borrowings totaled R$3,599.5 million as of December 31, 2015, compared to R$2,622.7 million as of December, 31, 2014.  The increase of R$976.8 million, or 37.2% in gross indebtedness in the fiscal year ended December 31, 2015, is primarily due to impact of currency conversion on our consolidated debt position in foreign currency.

Income tax and social contribution

As of December 31, 2015, the balance of income tax and social contribution totaled R$1,245.3 million compared to R$640.4 million on December 31,2014. The increase of R$604.9 million, or 94.5%, was primarily due to the increase in the effective tax rate from 14% in 2014 to 22% in 2015.

Equity

As of December 31, 2015, the equity totaled R$50,333.7 million compared to R$43,644.7 million on December 31, 2014. This increase was primarily due to the gains in shareholders’ equity due to the conversion of overseas operations, for a total of R$3,414.2 million, and the partial destination of net profit for the year to set up revenue reserves totaling R$3,258.1 million.

Deferred tax (Assets and Liabilities)

As of December 31, 2015, the balance of deferred tax (assets and liabilities) totaled R$276.3 million in assets compared to R$345.1 million in liabilities on December 31, 2014. The change of R$621.4 million is described in the tables below, which contain a breakdown of deferred tax according to the origin of temporary difference.

(R$ millions)	2015
	Assets	Liabilities	Net
Financial investments	9.1	-	9.1
Intangible assets	5.8	(774.6)	(768.8)
Employee benefits	570.3	-	570.3
Accounts payable – currency variation	2,138.4	(357.1)	1,781.3
Accounts receivable	38.5	-	38.5
Derivatives	59.3	(131.7)	(72.4)
Loans and financing	-	(0.7)	(0.7)
Inventories	223.5	(66.4)	157.0
Property, plant and equipment	-	(737.3)	(737.3)
Tax on operations abroad	-	(1,027.6)	(1,027.6)
Interest on shareholders’ equity	-	-	-
Profits from specific regime abroad	-	-	-
Tax credits	308.4	-	308.4
Provisions	251.2	(32.0)	219.3
Other items	-	(200.6)	(200.6)
Gross deferred tax assets / (liabilities)	3,604.4	(3,328.1)	276.3
Offsetting	(854.6)	854.6	-
Net deferred tax assets / (liabilities)	2,749.9	(2,473.5)	276.3

(R$ millions)	2014
	Assets	Liabilities	Net
Financial investments	8.9	-	8.9
Intangible assets	5.1	(625.2)	(620.1)
Employee benefits	494.7	-	494.7
Accounts payable – currency variation	-	(303.6)	(303.6)
Accounts receivable	259.9	-	259.9
Derivatives	48.2	(13.9)	34.3
Loans and financing	-	(0.5)	(0.5)
Inventories	223.0	(5.0)	218.1
Property, plant and equipment	-	(674.9)	(674.9)
Tax on operations abroad	-	(680.3)	(680.3)
Interest on shareholders’ equity	506.2	-	506.2
Profits from specific regime abroad	-	(198.2)	(198.2)
Tax credits	522.4	-	522.4
Provisions	238.9	(31.0)	207.9
Gross deferred tax assets / (liabilities)	-	(119.8)	(119.8)
Offsetting	2,307.2	(2,652.4)	(345.1)
Net deferred tax assets / (liabilities)	(914.7)	914.7	-
	1,392.5	(1,737.6)	(345.1)

Comparative analysis of Operating Results as of December 31, 2015 and 2014

Please find below the consolidated results of the Company:

Highlights of the Consolidated Financial Information

(in million of Reais, except for amounts relating to volume, percentages and earnings per share*)

	Year ended December 31,
		Vertical		Vertical	Change
	2015	Analysis	2014	Analysis	2015/2014

Sales volume (000 hectoliters)	169,078.2		171,765.7		-1.6%

Net revenues	46,720.2	100%	38,079.8	100.0%	22.7%
Cost of sales	(16,061.4)	-34.4%	(12,814.6)	-33.7%	25.3%
Gross profit	30,658.8	65.6%	25,265.2	66.3%	21.3%

Logistics expenses	(5,833.2)	-12.5%	(4,847.3)	-12.7%	20.3%
Selling expenses	(5,344.7)	-11.4%	(4,311.5)	-11.3%	24.0%
Administrative expenses	(2,281.3)	-4.9%	(1,820.0)	-4.8%	25.3%
Other operating revenues (expenses), net	1,936.1	4.1%	1,629.2	4.3%	18.8%
Operating profit before special items	19,135.7	41.0%	15,915.6	41.8%	20.2%
Special items	(357.2)	-0.8%	(89.0)	-0.2%	301.3%
Operating profit	18,778.5	40.2%	15,826.6	41.6%	18.7%

Financial expenses	(3,562.4)	-7.6%	(2,648.6)	-7.0%	34.5%
Financial revenues	1,294.2	2.8%	1,173.2	3.1%	10.3%
Financial income, net	(2,268.2)	-4.9%	(1,475.4)	-3.9%	53.7%

Share of results of subsidiaries and associates	3.1	0.0%	17.4	0.0%	-82.2%
Net profit before income tax and social contributions	16,513.4	35.3%	14,368.6	37.7%	14.9%

Income tax and social contributions	(3,634.2)	-7.8%	(2,006.6)	-5.3%	81.1%
Net profit for the year	12,879.2	27.6%	12,362.0	32.5%	4.2%
Share of controlling shareholders	12,423.8		12,065.5
Minority interests	455.4		296.5

*Amounts may not add due to rounding

Financial Highlights by Business Segment

Please find below some financial highlights by business segment for the years ended on December 31, 2015 and 2014:

	Year ended on December 31,
	2015					2014
	Brazil	CAC(1)	LAS (2)	Canada	Total	Brazil	CAC(1)	LAS (2)	Canada	Total
Net sales	26,326.1	3,328.8	11,255.6	5,809.7	46,720.2	24,382.9	2,087.8	6,955.7	4,653.4	38,079.8
Cost of sales	(8,358.3)	(1,563.0)	(4,306.8)	(1,833.3)	(16,061.4)	(7,833.2)	(974.3)	(2,607.3)	(1,399.8)	(12,814.6)
Gross profit	17,967.8	1,765.8	6,948.8	3,976.4	30,658.8	16,549.7	1,113.5	4,348.4	3,253.6	25,265.2
Sales. marketing and administrative expenses	(7,667.5)	(905.9)	(2,770.4)	(2,115.4)	(13,459.2)	(7,055.9)	(596.9)	(1,676.4)	(1,649.6)	(10,978.8)
Other operating income /(expenses)	1,871.6	(0.1)	60.4	4.2	1,936.1	1,623.9	(3.0)	11.6	(3.3)	1,629.2
Special items	(265.5)	(8.4)	(39.9)	(43.4)	(357.2)	(11.6)	(38.6)	(28.8)	(10.0)	(89.0)
Income from operations	11,906.4	851.4	4,198.9	1,821.8	18,778.5	11,106.1	475.0	2,654.8	1,590.7	15,826.6

(1) Beer and soft drinks operations in Central America and the Caribbean (“CAC”), which in the past we referred to as “HILA-Ex”.

(2)Includes operations in Argentina, Bolivia, Paraguay, Uruguay, Chile, Colombia, Peru and Ecuador.

Net Sales

For further information on net sales, please refer to item 10.2(b) of this Reference Form.

Cost of Sales

Total cost of sales has increased 25.3% for the year ended December 31, 2015, from R$12,814.6 in the same period of 2014, to R$16,061.4 million. As a percentage of our net revenues, total cost of sales increased to 34.4% in 2015, from 33.7% in 2014.

		Cost of Sales per hectoliter
		Year ended on December 31,
	2015	2014	% Variation
		(R$. except for percentages)
Latin America North	80.4	70.2	14.4%
Brazil	73.1	66.7	9.6%
Beer Brazil(1)	79.2	70.9	11.7%
Cold drinks & Nanc(2)	55.2	54.6	1.0%
CAC(3)	171.6	123.2	39.3%
Latin America South	119.9	70.8	69.4%
Canada	189.0	147.0	28.5%
Ambev Consolidated	95.0	74.6	27.3%

(1)Beer and “near beer” operations of the Company in Brazil.

(2)Carbonated soft drinks and non-alcoholic and non-carbonated beverages.

(3) Beer and soft drink operations in Central America and the Caribbean (“CAC”), which we previously referred to as “HILA-Ex”.

Latin America North Operations

Brazilian Operations

Total cost of sales of our Brazilian operations increased 6.7% for the year ended on December 31, 2015 to R$8,358.3 million against R$7,833.2 million in the same period in 2014. The cost of sales per hectoliter of our Brazilian operations increased 9.6% for the year ended on December 31, 2015, to R$73.1/hl in relation to R$66.7/hl in the same period in 2014.

Beer Operation in Brazil.

The cost of Sales of our Brazilian beer and “near beer” operation increased 9.7% to R$6,757.6 million for the year ended on December 31, 2015. The cost of sales per hectoliter presented an increase of 11.7%.  Such increase was mainly driven by the adverse impact of foreign currency transactions, higher industrial depreciation, the increase of inflation in Brazil and the negative effect of the product mix, due mainly from the increased weight of premium beer products, these effects being partially offset by savings in supplies and productivity gains, as well as the benefit of our currency and commodities hedging.

Carbonated soft drinks and non-alcoholic and non-carbonated beverages operations in Brazil.

Cost of sales of carbonated soft drinks and non-alcoholic and non-carbonated beverages (CSD & NANC) in Brazil fell by 4.2%, totaling R$1,600.7 million. The cost of sales per hectoliter increased 1.0% to R$55.2, driven by the adverse effect of foreign currency transactions, more depreciation and higher inflation in Brazil, almost totally offset by the substantial benefits of our commodities hedging together with savings in supply costs and productivity gains.

Operations in Central America and the Caribbean (“CAC”)

The cost of sales of our operations in CAC increased 60.4% in 2015 to R$1,563.0 million. The cost of sales per hectoliter increased by 39.3% in reported terms, but increased 2.4% in organic terms isolating the effects of currency effects on conversion into Reais. The increase in cost per hectoliter in local currency is explained by the increased cost of certain raw materials and of packaging.

Latin America South (“LAS”) Operations

The cost of sales of our Latin America South (LAS) operations was of R$4,306.8 million in 2015, representing a 65.2% growth compared to 2014. The cost of sales per hectoliter presented a 69.4% increase for the year in reported terms, but 36.6% in organic terms, ignoring currency variation effects on conversion into Reais.  Such increase in costs was driven by the adverse effects of foreign currency transactions, and higher inflation in Argentina, partially offset by the benefits of our currency and commodities hedging.

Operation in Canada

The cost of sales of our Canadian operations increased 31.0% for the year ended on December 31, 2015, totaling R$1,833.3 million, compared to R$1,399.8 million in 2014. The increase per hectoliter was 28.5%, primarily due to the effect of conversion in Reais with the appreciation in average exchange rates of the Canadian dollar, the increase in the distribution costs of Corona and other imported Modelo brands, and the adverse effect of foreign currency transactions, partly offset by currency and commodities hedging.

Gross Profit

Our gross profit increased by 21.3% for the year ended on December 31, 2015 to R$30,658.8 million, compared to R$25,265.2 million in the same period of 2014.  The table below shows the contribution of each business unit to the Company’s consolidated gross profit.

	Gross Profit
	2015				2014
	(R$ million, except for percentages)
	Amount	% Contrib.	Margin	Amount	% Contrib.	Margin
Latin America North	19,733.6	64.4%	66.5%	17,663.2	69.9%	66.7%
Brazil	17,967.8	58.6%	68.3%	16,549.7	65.5%	67.9%
Beer Brazil(1)	15,683.7	51.2%	69.9%	14,306.3	56.6%	69.9%
Soft drinks & Nanc(2)	2,284.1	7.5%	58.8%	2,243.4	8.9%	57.3%
CAC(3)	1,765.8	5.8%	53.0%	1,113.5	4.4%	53.3%
Latin America South	6,948.8	22.7%	61.7%	4,348.4	17.2%	62.5%
Canada	3,976.4	13.0%	68.4%	3,253.6	12.9%	69.9%
Ambev Consolidated	30,658.8	100.0%	65.6%	25,265.2	100.0%	66.3%

(1)Beer and “near beer” operations in Brazil.

(2)Carbonated soft drinks and non-alcoholic and non-carbonated beverages.

(3) Beer and carbonated soft drink operations in Central America and the Caribbean (“CAC”), which we previously referred to as “HILA-Ex”

Sales, marketing and administrative expenses

Our sales, marketing and administrative expenses totaled R$13,459.2 million for the year ended on December 31, 2015, representing a 22.6% growth compared to the same period in 2014. Please find below an analysis of sales, marketing and administrative expenses for each business unit.

Latin America North Operations

Brazilian Operations

Sales, marketing and administrative expenses in Brazil totaled R$7,667.5 million for the year ended on December 31, 2015, an 8.7% increase compared to the same period in 2014.

Brazilian Beer Operation.

Sales, marketing and administrative expenses totaled R$6,786.8 million for the year ended on December 31, 2015, a 9.1% increase compared to the same period in 2014. This increase is explained mainly by (i) higher logistics costs as a result of growth in volume and a larger share of direct distribution, (ii) more administrative costs, in line with higher inflation in Brazil, (iii) an increase in sales and marketing expenses, since we continued to invest in our brands, but with the benefits of gains in efficiency and an easier comparative base, because of the investments made during the FIFA World Cup in 2014, and (iv) more depreciation due to increased investments in fixed assets.

Carbonated soft drinks and non-alcoholic and non-carbonated beverages operations in Brazil.

Sales, marketing and administrative expenses for the segment of carbonated soft drinks and non-alcoholic and non-carbonated beverages totaled R$880.7 million for the year ended on December 31, 2015, a 5.6% increase compared to the same period in 2014 due mainly to higher logistic costs, the increase in inflation in Brazil in 2015, and more depreciation because of increased investments in fixed assets.

Central American and Caribbean (“CAC”) Operations

Sales, marketing and administrative expenses for our operations in CAC totaled R$905.9 million for the year ended on December 31, 2015, a 51.8% increase compared to the same period in 2014, driven principally by the impact of currency conversion and higher depreciation. In organic terms, ignoring currency effects, sales, marketing and administrative expenses increased 12.0%.

Latin America South Operations (“LAS”)

Our sales, marketing and administrative expenses amounted to R$2,770.4 million for the year ended on December 31, 2015, an increase of 65.3% when compared with the year 2014. This increase was primarily due to for the adverse effect of currency conversion and the increase in transport and labor costs driven especially by the high level of inflation in Argentina.

Canada operations

The sales and marketing expenses of our Canada operations totaled R$2,115.4 million for the year ended December 31, 2015, an increase of 28.2% over the year 2015, because of the adverse effect of currency conversion, increased sales, marketing and administrative expenses, and higher inflation in Canada.

Other Operating Income (Expenses), Net

The net balance of other operating income and expenses for the year 2015 showed a gain of R$1,936.1 million against a gain of R$1,629.2 million registered in 2014. The 18.8% increase can be attributed primarily to higher government subsidies relating to long-term ICMS incentives in Brazil.

Special Items

Special items amounted to expenses of R$357.2 million in 2015,  an increase of 301,3% over the 2014 figure of R$89,0 million, due mainly to administrative costs in the second quarter of 2015 related to the agreement between Ambev and CADE, the Administrative Economic Defense Council, to finally settle the court case connected with the “Tô Contigo” program special

Income from operations

Income from operations increased 18.7% during the period ended on December 31, 2015, reaching R$18,778.5 against R$15,826.6 in the same period of 2014, due primarily to higher gross profit, partly offset by an increase in sales, marketing and administrative expenses and non-recurring items.

Net Financial Result

The financial result for the year ended December 31, 2015, comprised expenses of R$2,268.2 million, against expenses of R$1,375.4 million in 2014. This 53.7% increase can be explained primarily by (i) higher interest costs, of which approximately R$600 million relates to a non-cash expense involving the put option associated with our investment in CND and (ii)  greater losses from derivative instruments resulting mainly from the carrying cost of our currency hedges, related, for the most part, to our exposure to the cost of goods sold in Brazil and Argentina, partially offset by carrying gains from our foreign currency cash positions, which are hedged in terms of Reais.

Our total indebtedness for  the year ended December 31, 2015, increased R$976.8 million in comparison with 2014, while current cash and cash equivalents, net of overdrafts, and investment securities increased by R$3,496.7 million, showing our strong cash generation during the year.

Income tax expense

Expenses for income tax and social contribution in 2015 amounted to R$3,634.2 million, up by 81.1% from the R$2,006.6 million in 2014. The effective rate was 22.0%, against the previous year’s rate of 14.0%. The main factors that led to this lower effective rate during 2015 were 1) higher non-taxable net financial income and other revenues due mainly to the devaluation of the Real, (2) a non-deductible expense declared in the second quarter of 2015 relating to an agreement of R$229.1 million between Ambev and CADE to finally settle the court case related to the “Tô Contigo” program, (3) more profits abroad taxable in Brazil, due to the devaluation of the Real and, chiefly, the new Brazilian legislation on taxation of profits abroad, (4) fewer positive effects of recognition of interest  on shareholders’ equity when compared to 2014, and (5) other negative tax adjustments amounting to R$615.8 million due to (i) the extraordinary impact of R$350.0 million in intragroup company loans, resulting in taxable profits being generated in certain affiliates which were not offset by equivalent deductible expenses due to the lack of sufficient taxable profits in the corresponding affiliates, together with (ii) higher provision for withholding tax due to the currency variation on undistributed profits in international subsidiaries, given the substantial devaluation of the Real against the functional currencies of the countries in which those subsidiaries are located..

Net Profit

Our net profit for the year ended on December 31, 2015 was R$12,879.1 million, representing an increase of 4.2% compared to the R$12,362.0  million in 2014.

Comparative analysis of Operating Results as of December 31, 2014 and 2013

Please find below the consolidated results for the Company:

Highlights of the Consolidated Financial Information

 (in million of Reais, except for amounts relating to volume, percentages and earnings per share*)

	Year ended December 31,
		Vertical		Vertical	Change
	2014	Analysis	2013	Analysis	2014/2013

Sales volume (000 hectoliters)	171,765.7		166,468.3		3.2%

Net revenues	38,079.8	100.0%	35,079.1	100.0%	8.6%
Cost of sales	(12,814.6)	-33.7%	(11,572.5)	-33.0%	10.7%
Gross profit	25,265.2	66.3%	23,506.6	67.0%	7.5%

Logistics expenses	(4,847.3)	-12.7%	(4,297.6)	-12.3%	12.8%
Selling expenses	(4,311.4)	-11.3%	(3,762.3)	-10.7%	14.6%
Administrative expenses	(1,820.0)	-4.8%	(1,748.3)	-5.0%	4.1%
Other operating revenues (expenses), net	1,629.2	4.3%	1,761.7	5.0%	-7.5%
Operating income before special items	15,915.6	41.8%	15,460.0	44.1%	2.9%

Restructuring	(48.9)	-0.1%	(29.2)	-0.1%	67.5%
Impairment of fixed assets	(32.3)	-0.1%	-	0.0%	0.0%
Other non-recurring expenses	(7.8)	0.0%	-	0.0%	100.0%
Operating profit	15,826.6	41.6%	15,430.8	44.0%	2.6%

Financial expenses	(2,648.6)	-7.0%	(2,495.0)	-7.1%	6.2%
Financial revenues	1,173.2	3.1%	933.6	2.7%	25.7%
Financial income, net	(1,475.4)	-3.9%	(1,561.4)	-4.5%	-5.5%

Share of results of subsidiaries and associates	17.4	0.0%	11.4	0.0%	52.2%
Net profit before income tax and social contribution	14,368.6	37.7%	13,880.8	39.6%	3.5%

Income tax and social contributions	(2,006.6)	-5.3%	(2,481.4)	-7.1%	-19.1%
Net profit for the year	12,362.0	32.5%	11,399.4	32.5%	8.4%
Share of controlling shareholders	12,065.5		9,557.3
Minority interests	296.5		1,842.1

* Differences in summing up the amounts  are due to rounding.

Financial Highlights by Business Segment

Please find below some financial highlights by business segment for the years ended on December 31, 2014 and 2013:

	Year ended on December 31,
	2014					2013
	Brazil	CAC(1)	LAS (2)	Canada	Total	Brazil	CAC(1)	LAS (2)	Canada	Total
Net sales	24,382.9	2,087.8	6,955.7	4,653.4	38,079.8	22,040.8	1,726.5	7,051.7	4,260.1	35,079.1
Cost of sales	(7,833.2)	(974.3)	(2,607.3)	(1,399.8)	(12,814.6)	(6,911.8)	(815.4)	(2,605.1)	(1,240.2)	(11,572.5)
Gross profit	16,549.7	1,113.5	4,348.4	3,253.6	25,265.2	15,128.9	911.1	4,446.6	3,019.9	23,506.5
Sales, marketing and administrative expenses	(7,055.9)	(596.9)	(1,676.4)	(1,649.6)	(10,978.8)	(6,205.4)	(520.1)	(1,671.7)	(1,411.0)	(9,808.2)
Other operating income /(expenses)	1,623.9	(3.0)	11.6	(3.3)	1,629.2	1,775.4	(7.4)	(12.3)	5.9	1,761.6
Special items	(11.6)	(38.6)	(28.8)	(10.0)	(89.0)	(6.3)	(6.4)	(9.9)	(6.6)	(29.2)
Income from operations	(11.6)	(38.6)	(28.8)	(10.0)	(89.0)	(6.3)	(6.4)	(9.9)	(6.6)	(29.2)

(1)  Beer and soft drinks operations in Central America and the Caribbean (“CAC”) which in the past we referred to as “HILA-Ex”.

(2)  Includes operations in Argentina, Bolivia, Paraguay, Uruguay, Chile, Colombia, Peru and Ecuador..

Net Sales

For further information on net sales, please refer to item 10.2(b).

Cost of Sales

Total cost of sales has increased 10.7% for the year ended December 31, 2014, from R$11,572.5 in the same period of 2013, to R$12,814.6 million. As a percentage of our net sales, total cost of sales increased to 33.7% in 2014, from 33.0% in 2013.

	Cost of Sales per hectoliter
	Year ended on December 31,
	2014	2013	% Variation
	(In Reais, except for percentages)
Latin America North	70.2	64.2	9.4%
Brazil	66.7	61.1	9.1%
Beer Brazil(1)	70.9	64.2	10.5%
Refrige Nanc(2)	54.6	52.6	3.7%
CAC(3)	123.2	112.2	9.8%
Latin America South	70.8	70.6	0.3%
Canada	147.0	135.8	8.3%
Ambev Consolidated	74.6	69.5	7.3%

(1)Beer and near beer operations of the Company in Brazil.

(2)Carbonated soft drinks and non-alcoholic and non-carbonated beverages.

(3) Beer and soft drink operations in Central America and the Caribbean (CAC), which we used to call “HILA-Ex”.  .

Latin America North Operations

Brazilian Operations

Total cost of sales of our Brazilian operations increased 13.3% for the year ended on December 31, 2014 to R$7,833.2 million against R$6,911.8 million in the same period in 2013. The cost of sales per hectoliter of our Brazilian operations increased 9.1% for the year ended on December 31, 2014, to R$66.7/hl in relation to R$61.1/hl in the same period in 2013.

Beer Operation in Brazil

The cost of Sales of our Brazilian beer and near beer operation increased 15.8% to R$6,162.4 million for the year ended on December 31, 2014. The cost of sales per hectoliter presented an increase of 10.5%.  Such increase was mainly driven by the costs of raw materials indexed in U.S. dollars and hedged to Brazilian Reais at a higher rate compared to that of previous year, higher industrial depreciation, and negative impact from the package mix. These effects were partially offset by commodities hedged by lower prices compared to the previous year, and savings in supplies.

Carbonated soft drinks and non-alcoholic and non-carbonated beverages operations in Brazil.

Cost of sales of carbonated soft drinks and non-alcoholic and non-carbonated beverages in Brazil increased 5.2%, totaling R$1,670.8 million. The cost of sales per hectoliter increased 3.7% to R$54.6, due to costs of raw materials indexed in U.S.  dollars and hedged to Brazilian Reais at a higher rate compared to the previous year, partially offset by commodities hedged by prices lower than those of the previous year, and savings in supplies.

Central America and the Caribbean (CAC) Operations

The cost of sales of our operations in CAC increased 19.5% in 2014 to R$974.3 million. The cost of sales per hectoliter increased by 9.8% in reported terms, but increased 3.9% in organic terms isolating the effects of currency changes. The increase in cost per hectoliter in local currency was driven by the effects of inflation on certain raw materials and package costs.

Latin America South (LAS) Operations

The cost of sales of our LAS operations was of R$2,607.3 million in 2014, representing a 0.1% growth compared to 2013. The cost of sales per hectoliter presented a 0.3% increase for the year. Such increase in costs was driven by inflation rates in Argentina and unfavorable currency hedge, which were partially offset by the benefit of commodities hedges, and exchange variation effects on currency conversion into Reais, due to the devaluation of the Argentine Peso.

Operation in Canada

The cost of sales of Labatt Brewing Company Limited increased 12.9% for the year ended on December 31, 2014, totaling R$1,399.8 million, compared to R$1,240.3 million in the previous year. The increase per hectoliter was 8.3%, primarily due to the effects of currency conversion into Reais, given the appreciation in average exchange rates of the Canadian dollar, and unfavorable currency hedges, which were partially offset by the benefit of commodities hedged by prices lower than those of the previous year, and savings in supplies.

Gross Profit

Our gross profit increased by 7.5% for the year ended on December 31, 2014 to R$25,265.2 million, compared to R$23,506.6 million in the same period of 2013. The table below sets forth the contribution of each business unit to the Company’s consolidated gross profit.

	Gross Profit
	2014			2013
	(R$ million, except for percentages)
	Amount	% Contrib.	Margin	Amount	% Contrib.	Margin
Latin America North	17,663.2	69.9%	66.7	16,040.1	68.2%	67.5%
Brazil	16,549.7	65.5%	67.9%	15,128.9	64.4%	68.6%
Beer Brazil(1)	14,306.3	56.6%	69.9%	13,083.3	55.7%	71.1%
RefrigeNanc(2)	2,243.4	8.9%	57.3%	2,045.6	8.7%	56.3%
CAC(3)	1,113.5	4.4%	53.3%	911.1	3.9%	52.8%
Latin America South	4,348.4	17.2%	62.5%	4,446.6	18.9%	63.1%
Canada	3,253.6	12.9%	69.9%	3,019.9	12.8%	70.9%
Ambev Consolidated	25,265.2	100.0%	66.3%	23,506.6	100.0%	67.0%

(1)Beer and near beer operations in Brazil.

(2)Carbonated soft drinks and non-alcoholic and non-carbonated beverages.

(3) Beer and carbonated soft drink operations in Central America and the Caribbean (CAC), which we used to call “HILA-Ex”.

Sales, Marketing and Administrative expenses

Our sales, marketing and administrative expenses totaled R$10,978.7 million for the year ended on December 31, 2014, representing a 11.9% growth compared to the same period in 2013. Find below an analysis of sales, marketing and administrative expenses for each business unit.

Latin America North Operations

Brazilian Operations

Sales, marketing and administrative expenses in Brazil totaled R$7,055.9 million for the year ended on December 31, 2014, an 13.7% increase compared to the same period in 2013.

Beer Operation in Brazil.

Sales, marketing and administrative expenses totaled R$6,221.8 million for the year ended on December 31, 2014, a 15.0% increase compared to the same period in 2013. Such increase was mainly driven by higher sales and marketing expenses chiefly related to the 2014 FIFA World Cup, and higher logistic costs due to volume increase and higher weight of direct distribution.

Operations of Carbonated Soft Drinks and Non-alcoholic and Non-carbonated Beverages in Brazil

Sales, marketing and administrative expenses for the segment of carbonated soft drinks and non-alcoholic and non-carbonated beverages totaled R$834.2 million for the year ended on December 31, 2014, a 4.7% increase compared to the same period in 2013 chiefly due to higher logistic costs.

 Operations in Central America and the Caribbean (CAC)

Sales, marketing and administrative expenses for our operations in CAC totaled R$596.9 million for the year ended on December 31, 2014, a 14.7% increase compared to the same period in 2013, chiefly driven by higher sales and marketing expenses, and the effects of currency conversion into Reais. In organic terms, if the effects of exchange rate variations are not to be considered, our sales, marketing and administrative expenses increased by 8.4%.

Latin America South (LAS) Operations

Our sales, marketing and administrative expenses amounted to R$1,676.4 million for the year ended on December 31, 2014, an increase of 0.3% when compared with the year 2013. This increase was primarily due to the impact from inflation in Argentina on distribution, sales and marketing expenses, which were largely offset by the effects of currency conversion into Reais, chiefly due to the devaluation of the Argentine Peso.

Canada Operations

The sales and marketing expenses of Labatt Brewing Company Limited totaled R$1,649.5 million for the year ended December 31, 2014, an increase of 16.9% over the year 2013, primarily because of the deconsolidation of a distribution joint venture; higher sales, marketing and logistic expenses, including the beginning of the distribution of Corona and Modelo Brands; and the effects of currency conversion into Reais, due to the appreciation of the average rate of the Canadian dollar.

Other Operating Income (Expenses), Net

The net balance of other operating income and expenses for the year 2014 showed a gain of R$1,629.2 million against a gain of R$1,761.7 million registered in 2013. The decrease of  7.5% can be attributed primarily to specific gains of R$300.0 million regarding the recovery of restricted assets in 2013, which were partially offset by higher government subsidies relating to the ICMS tax.

Special Items

Special items amounted to expenses of R$89.0 million in 2014, due primarily to impairment of property, plant and equipment, compared to non-recurring expenses of R$29.2 million in 2013, resulting from restructuring costs.

Income from Operations

Income from operations increased 2.6% during the period ended on December 31, 2014, reaching R$15,826.6 million against R$15,430.8 million in 2013, due primarily to higher gross profit, which was partially offset by the increase in administrative, sales and marketing expenses, and lower gains from other operating revenues.

Net Financial Result

The financial result in the period ended December 31, 2014 comprised expenses of R$1,475.4 million, against expenses of R$1,561.4 million in 2013. The 5.5% reduction can be explained primarily by lower losses from non-derivative instruments and specific non-cash expenses regarding impairment losses on our investment in Venezuela, which were registered in “Other Financial Expenses, Net” in 2013.

Our total indebtedness in the year ended December 31, 2014 decreased R$283.2 million in comparison with 2013, while current cash and cash equivalents and investment securities decreased by R$1,490.9 million, showing our strong cash generation during the year. As a result, there was a decrease of R$1,207.7 million in our net debt.

Income tax expense

Expenses with income tax and social contribution in 2014 amounted to R$2,006.6 million, down by 19.1% from  R$2,481.4 million in 2013. The effective rate was 14.0%, against the previous year’s rate of 17.9%. The main factors that led to this lower effective rate in 2014 were the higher tax breaks from equity interest, which were partially offset by a decrease in other income tax benefits and goodwill amortization benefits.

Profit

Our profit for the year ended on December 31, 2014 was R$12,362.0 million, representing an increase of 8.4% compared to the R$11,399.4  million in 2013.

Cash Flow for the Year Ended on December 31, 2015 compared to that of 2014

Operating Activities

Our cash flow from operating activities increased 48.3% to R$23,580.9 million for the year ended on December 31, 2015, against R$15,895.7 million in 2014, mainly due to stronger operating performance and improved management of working capital.

Investment Activities

As of December 31, 2015, the cash flow used by the Company in investment activities totaled R$5,997.1 million, compared to R$4,768.1 million in 2014, chiefly explained by the acquisition of subsidiaries and higher investments in property, plant and equipment, and intangible assets.

Financing Activities

As of December 31, 2015, the cash flow from financing activities totaled an outflow of R$15,327.9 million, compared to the outflow of R$13,143.8 million in 2014, primarily due to the payment of loans, net cash financing costs, other than interest, and repurchase of shares in 2015, which were partially offset by funds from new loans.

Cash Flow for the Year Ended on December 31, 2014 compared to that of 2013

Operating Activities

Our cash flow from operating activities increased 3.8% to R$15,895.7 million in the year ended on December 31, 2014 compared to R$15,314.8 million in 2013, primarily due to stronger operating performance and improved management of working capital.

Investment Activities

As of December 31, 2014, the cash flow used by the Company in investment activities totaled R$4,768.1 million, compared to R$3,811.2 million in the same period of 2013, primarily due to the increase in investments made in property, plant and equipment.

Financing Activities

As of December 31, 2014 the cash flow from financing activities totaled an outflow of R$13,143.8 million, compared to the outflow of R$9,506.7 million in 2013, chiefly as a result of the increase in dividends and equity interest paid in 2014.

10.2 – Operating and financial income

a) Operating income of the Company, particularly: (i) the description of material income components; and (ii) factors with material impact on operating income.

i) Description of any material income components

The revenues of the Company and its subsidiaries primarily consist of the sale of beers, near beer, carbonated soft drinks and non-carbonated and non-alcoholic beverages through the operations described in Item 10.1 above.  To a lesser extent, the Company also generates revenues from the sale of malt and by-products deriving from its operations.

The demand for its products is primarily related to consumer disposable income, price and weather conditions in the countries where the Company and its subsidiaries operate.

ii) Factors that materially affect operating income

2015

In Brazil, in addition to a difficult comparison basis with the 2014 FIFA World Cup, the macroeconomic environment continued to worsen in all quarters of the year. Despite that, we maintained our focus on aspects that we could manage and delivered higher net revenues and operating income, while facing pressure from the decrease in volumes of beer and soft drinks manufacturers in the country.

In Central America and the Caribbean (CAC), we had another year of sound growth in all major countries in which we operate in the region, while continuing to capture significant opportunities of growth in net revenues and expansion of the EBITDA margin, focused on organic and inorganic growth strategies.

In South America (LAS), we strengthened our strategy in the mainstream, premium and near beer segments, being able to reduce the effects of volatility in Argentina, and increasing our EBITA above the average inflation rates registered in the region.

In Canada, we accelerated growth of net revenues with an excellent balance between volume and prices, through growth in the mainstream segment and expansion in the premium segment, including craft beers.

2014

In the period, the 2014 FIFA World Cup favored the Brazilian cold drinks industry, especially in the first half of the year. However, in the second half, we started to face a challenging macroeconomic environment, with strong downturn in the actual income of consumers. Despite that, we registered growth in volumes in the second half, closing the year with increased volume, net revenues and operating income.

In Central America and the Caribbean (CAC), our volumes continued to grow, with important contributions from Dominican Republic and Guatemala. We had another year of expansion in EBITDA margin, due to the capture of additional synergies in our operations in the region, which boosted the Company’s net revenues and operating income for the year.

In South America (LAS), despite a still adverse macroeconomic environment in Argentina, we continued to improve our revenues consistently, strengthening our brands and protecting the Company’s profitability.

In Canada, we resumed growth of our market share with Corona as from March, when we started to distribute this brand in the country, and managed to accelerate our EBITDA performance throughout the year, after a challenging first half.

2013

In the period, Brazil’s cold beverages industry was impacted by climate, price transfers due to higher taxes in the fourth quarter of 2012, and inflation on food products, which reached two digits in the first half of 2013. However, both revenue and operating income rose in this period due to commercial initiatives such as premium brands and innovations.

Regarding CAC, we had better results due to the synergy obtained from the strategic alliance with Cervecería Nacional Dominicana, S.A. (CND). Additionally, our volumes and market share continued to increase in the region with the operations in Guatemala.

In Latin America South, despite of the challenging macroeconomic environment in Argentina, we managed to increase our net revenues and operational income.

In Canada, despite the decrease in the sector last year, particularly in the first half, we managed to increase our net revenues and operating income for the year.

b) income variation ascribed to variations in prices, foreign exchange rates, inflation, volumes and introduction of new products and services

Net Sales – Comparison between figures as of December 31, 2015 and 2014

Net sales increased 22.7% in the year ended on December 31, 2015, to R$46,720.2 million against R$38,079.8 million 2014.

	Net Sales
	Year ended on December 31,
	2015		2014		% Variation
	R$ million, except for percentages
Latin America North	29,654.9	63.5%	26,470.7	69.5%	12.0%
Brazil	26,326.1	56.4%	24,382.9	64.0%	8.0%
Beer Brazil(1)	22,441.3	48.1%	20,468.7	53.8%	9.6%
RefrigeNanc(2)	3,884.8	8.3%	3,914.2	10.3%	-0.8%
CAC(3)	3,328.8	7.1%	2,087.8	5.5%	59.4%
Latin America South	11,255.6	24.1%	6,955.7	18.3%	61.8%
Canada	5,809.7	12.4%	4,653.4	12.2%	24.8%
Ambev Consolidated	46,720.2	100.0%	38,079.8	100.0%	22.7%

(1) Beer and near beer operations in Brazil.

(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.

(3)  Beer and carbonated soft drinks operations in Central America and the Caribbean (CAC), which we used to call “HILA-Ex”.

		Sales Volume
		Year ended on December 31,
		2015		2014		% Variation
		(in thousands of hectoliters, except for percentages)
Latin America North		123,463.5	73.0%	125,418.3	73.0%	-1.6%
Brazil		114,354.2	67.6%	117,508.9	68.4%	-2.7%
Beer Brazil(1)	85,330.9	50.5%	86,903.9	50.6%	-1.8%
RefrigeNanc(2)	29,023.3	17.2%	30,605.0	17.8%	-5.2%
CAC(3)		9,109.2	5.4%	7,909.4	4.6%	15.2%
Latin America South		35,914.5	21.2%	36,826.4	21.4%	-2.5%
Canada		9,700.3	5.7%	9,520.9	5.5%	1.9%
Ambev Consolidated		169,078.2	100.0%	171,765.7	100.0%	-1.6%

(1) Beer and near beer operations in Brazil.

(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.

(3)  Beer and carbonated soft drinks operations in Central America and the Caribbean (CAC), which we used to call “HILA-Ex”.

	Net Revenues per Hectoliter
	Year ended on December 31,
	2015	2014	% Variation
	(In Reais, except for percentages)
Latin America North	240.2	211.1	13.8%
Brazil	230.2	207.5	10.9%
Beer Brazil(1)	263.0	235.5	11.7%
RefrigerNanc(2)	133.9	127.9	4.7%
CAC(3)	365.4	263.9	38.5%
Latin America South	313.4	188.9	65.9%
Canada	598.9	488.8	22.5%
Ambev Consolidated	276.3	221.7	24.6%

(1) Beer and near beer operations in Brazil.

(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.

(3)  Beer and carbonated soft drinks operations in Central America and the Caribbean (CAC), which we used to call “HILA-Ex”.

Latin America North Operations

Brazilian Operations

Net sales from our Beer and RefrigeNanc operations in Brazil increased 8.0% in 2015, to R$8,358.3 million.

Beer Operations in Brazil

Net revenues from beer sales in Brazil increased 9.6% in 2015, to R$22,441.3 million, especially as a result of an 11.7% increase in revenue per hectoliter, which amounted to R$263.0, more than offsetting the 1.8% drop in volume. The increase in net revenues per hectoliter was due to the management of our revenues, the greater mix of premium brands, and the greater weight of direct distribution.

Operations of carbonated soft drinks and non-alcoholic and non-carbonated beverages in Brazil

Net sales from RefrigeNanc operations in 2015 dropped 0.8%, to R$3,884.8 million, chiefly due to lower sales volume. Volumes decreased by 5.2% in 2015, and market share gains were partially offset by the downturn in the sector. Net revenues per hectoliter in Brazil’s RefrigeNanc segment increased by 4.7% in 2015, to R$133.9, especially due to the management of revenues and higher weight of direct distribution.

Central America and the Caribbean (CAC) Operations

Ambev’s CAC operations showed an increase in net revenues in 2015 of 59.4%, rising to R$3,328.8 million, due to the increase of 15.2% in volume; organic growth of net revenues per hectoliter; and the effects of currency conversion into Reais.

Latin America South (LAS) Operations

Latin America South (LAS) operations contributed R$11,255.6 million to Ambev’s consolidated revenues in 2015, representing an increase by 61.8%. Despite the decrease in our volumes in the period (-2.5%), revenues by hectoliter grew by 29.7% in local currency due to our revenues management strategy.

Canada Operations

Our operations in Canada contributed R$5,809.7 million to our consolidated revenues in 2015, an increase of 24.8% over the previous year. This is primarily due to the 1.9% increase in volume, with market share gains year-on-year; the increase in revenues per hectoliter, up by 2.2% in local currency; and the positive effects of the appreciation of the Canadian dollar against the Brazilian Real.

Net Sales – Comparison between figures as of December 31, 2014 and 2013

Net sales increased 8.6% to R$38,079.8 million in the year ended on December 31, 2014 from R$35,079.1 million in 2013.

	Net Sales
	Year ended on December 31,
	2014		2013		% Variation
	In R$ million, except for percentages
Latin America North	26,470.7	69.5%	23,767.3	67.8%	11.4%
Brazil	24,382.9	64.0%	22,040.8	62.8%	10.6%
Beer Brazil(1)	20,468.7	53.8%	18,407.1	52.5%	11.2%
RefrigeNanc(2)	3,914.2	10.3%	3,633.7	10.4%	7.7%
CAC(3)	2,087.8	5.5%	1,726.5	4.9%	20.9%
Latin America South	6,955.7	18.3%	7,051.7	20.1%	-1.4%
Canada	4,653.4	12.2%	4,260.1	12.1%	9.2%
Ambev Consolidated	38,079.8	100.0%	35,079.1	100.0%	8.6%

(1) Beer and near beer operations in Brazil.

(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.

(3)  Beer and carbonated soft drinks operations in Central America and the Caribbean (CAC), which we used to call “HILA-Ex..

	Sales Volume
	Year ended on December 31,
	2014		2013		% Variation
	(In thousand hectoliters, except for percentages)
Latin America North	125,418.3	73.0%	120,415.4	72.3%	4.2%
Brazil	117,508.9	68.4%	113,148.0	68.0%	3.9%
Beer Brazil(1)	86,903.9	50.6%	82,973.9	49.8%	4.7%
RefrigeNanc(2)	30,605.0	17.8%	30,174.1	18.1%	1.4%
CAC(3)	7,909.4	4.6%	7,267.4	4.4%	8.8%
Latin America South	36,826.4	21.4%	36,917.7	22.2%	-0.2%
Canada	9,520.9	5.5%	9,135.2	5.5%	4.2%
Ambev Consolidated	171,765.7	100.0%	166,468.3	100.0%	3.2%

(1) Beer and near beer operations in Brazil.

(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.

(3)  Beer and carbonated soft drinks operations in Central America and the Caribbean (CAC), which we used to call “HILA-Ex”.

	Net Revenues per Hectoliter
	Year ended on December 31,
	2014	2013	% Variation
	(In R$, except for percentages)
Latin America North	211.1	197.4	6.9%
Brazil	207.5	194.8	6.5%
Beer Brazil(1)	235.5	221.8	6.2%
RefrigeNanc(2)	127.9	120.4	6.2%
CAC(3)	264.0	237.6	11.1%
Latin America South	188.9	191.0	-1.1%
Canada	488.8	466.3	4.8%
Ambev Consolidated	221.7	210.7	5.2%

(1) Beer and near beer operations in Brazil.

(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.

(3)  Beer and carbonated soft drinks operations in Central America and the Caribbean (CAC), which we used to call “HILA-Ex”.

Latin America North Operations

Brazilian Operations

Net sales of our Beer and RefrigeNanc operations grew by 10.6% in 2014, to R$24,382.8 million.

Beer Operations in Brazil

Net revenues from beer sales in Brazil in 2014 increased 11.2% to R$20,468.6 million. This increase was due to a 4.7% increase in sales volumes, plus a 6.2% increase in revenues per hectoliter, which reached R$235.5 as a result of revenues management, more premium brands in the mix, and the higher weight of direct distribution.

Operations of Carbonated Soft Drinks and Non-Alcoholic and Non-Carbonated Beverages in Brazil

Net Sales from RefrigeNanc operations in 2014 increased 7.7%  to R$3,914.2 million. The main drivers of this performance were a 1.4% increase in sales volumes and a 6.2% increase in revenues per hectoliter, resulting from revenues management and higher weight of direct distribution.

Central America and the Caribbean (CAC) Operations

Ambev’s CAC operations recorded an increase in net revenues of 20.9% in 2014, to R$2,087.8 million, due to the 8.8% increase in volume; the organic growth in net sales by hectoliter; and the effects of exchange variation on currency conversion into Reais.

Latin America South Operations (LAS)

Latin America South Operations contributed R$6,955.7 million to Ambev’s consolidated revenues in 2014, or a 1.4% drop. Although our volumes remained practically stable in the period (-0.2%), revenues per hectoliter increased 18.2% in local currency due to our revenues management strategy, being offset by the effects of depreciation of the Argentine Peso on the conversion to Reais.

Canada Operations

The operations of Labatt contributed R$4,653.4 million to our consolidated revenues in 2014, an increase by 9.2% in relation to the previous year. This performance results from a 4.2% increase in volume, chiefly due to the inclusion of Corona and Modelo brands in our portfolio, and the effects of the appreciation of the Canadian Dollar against the Real.

c) impact of inflation, price variations of main inputs and products, foreign exchange and interest rates on the Company’s operating and financial income, where relevant.

2015

The cost of products sold in Brazil in 2015 was adversely affected by the Real/US Dollar hedging rate, which was once again higher than the average rate recorded in the previous year. On the other hand, the price of commodities was hedged in US dollars at values lower than those of the previous year, with positive impact on the cost of products sold. Inflationary pressures in Latin America South continued to adversely affect our local labor and logistic costs, in addition to the devaluation of the Real against the functional currencies of our principal operations in the region. In Canada, costs were adversely impacted by the appreciation of the Canadian Dollar against the Real.

2014

The cost of products sold in Brazil in 2015 was adversely affected by the Real/US Dollar hedging rate, which was once again higher than the average rate recorded in the previous year. On the other hand, the price of commodities was hedged in US dollars at values lower than those of the previous year, with positive impact on the cost of products sold. Inflationary pressures in Latin America South continued to adversely affect our local labor and logistic costs. In Reais, this impact was largely offset by the devaluation of the Argentine Peso. In Canada, costs were adversely impacted by the appreciation of the Canadian Dollar against the Real.

2013

The cost of products sold in Brazil in 2013 was adversely affected by the Real/US Dollar hedging rate, which remained at a higher level than in the previous year. On the other hand, the price of commodities, such as aluminum and sugar, had a positive effect, since hedging costs were lower than in 2012. Once again, inflationary pressures in Latin America South adversely affected labor costs. In Canada, costs increased mainly as a result of the negative impact of the increase in the average Canadian Dollar rate against the Real.

2015 vs. 2014

Our net financial income was up 53.7% in 2015, to R$2,268.2 million, against R$1,475.4 million in 2014. This result is explained primarily by (1) the increase in interest expenses, of which approximately R$600 million refers to cash-neutral expenses in connection with the put option for our investment in CND, and (2) higher losses on derivative instruments, basically as a result of currency hedging costs chiefly related to our exposure to cost of goods sold in Brazil and Argentina, which were partially offset by the hedging of our cash positions in foreign currency against the Real.

2014 vs. 2013

In the period ended December 31, 2014, the net finance result recorded expenses in the amount of R$1,475.4 million, compared to expenses of R$1,561.4 million in 2013. The 5.5% drop can be explained primarily by losses from non-derivative instruments and specific non-cash expenses regarding impairment losses on our investment in Venezuela, which were recorded in Other Financial Expenses, Net in 2013.

10.3 - Events with effective or expected material effects on the Financial Statements and Income

a) introduction or divestment of operating segment

Not applicable, since there was no introduction or divestment of operating segments.

b) organization, acquisition or disposal of equity interest

The proposal submitted to the shareholders of Companhia de Bebidas das Américas – Ambev, announced as a Material Fact on May 10, 2013, provided for a corporate restructuring to involve the merger by the Company of all the shares of Companhia de Bebidas das Américas – Ambev which it did not already hold, pursuant to the Corporate Law (“Merger of Shares”), under which all the issued and outstanding shares of Companhia de Bebidas das Américas – Ambev, including those in the form of American Depositary Receipts (“ADRs”), with the exception of those already held by the Company, would be exchanged for common shares and ADRs issued by the Company. Under the Merger of Shares, each share issued by Companhia de Bebidas das Américas – Ambev, whether common or preferred, and each ADR representing a share, whether common or preferred, in Companhia de Bebidas das Américas – Ambev, would give its holder the right to receive five common shares, or five ADRs, of the Company, respectively.

On May 10, 2013, meetings of the board of directors and the fiscal council of Companhia de Bebidas das Américas – Ambev, and a meeting of the board of directors of the Company were held, at which the proposal for the Merger of Shares by the Company was approved, pursuant to of the Protocol and Justification of Merger of Shares Issued by Companhia de Bebidas das Américas – Ambev.

As a preliminary step to the Merger of Shares, all the shares of Companhia de Bebidas das Américas – Ambev held by Anheuser-Busch InBev N.V/S.A., through InterBrew International B.V. and AmBrew S.A., were transferred to the Company as a capital contribution on June 17, 2013. As a result, the Company, being now the holder of 1,301,670,110 common shares and 637,049,453 preferred shares of Companhia de Bebidas das Américas – Ambev, became its parent company (“Contribution of Shares”).

Companhia de Bebidas das Américas – Ambev and the Company held Extraordinary Shareholders’ Meetings on July 30, 2013, to approve, among other matters, the Protocol and Justification of Merger by the Company of Shares Issued by Companhia de Bebidas das Américas – Ambev, the share valuation report and the Merger of Shares, as well as the Company’s capital increase subscribed by the managers of Companhia de Bebidas das Américas - Ambev and paid up by means of the transfer of all the shares of Companhia de Bebidas das Américas – Ambev, excluding those already held by the Company.

As a consequence of the Merger of Shares, Companhia de Bebidas das Américas – Ambev became a wholly-owned subsidiary of the Company, and the former shareholders of Companhia de Bebidas das Américas – Ambev became holders of the same proportion of the Company shares as they had previously held in Companhia de Bebidas das Américas – Ambev.

A material fact published on December 3, 2013 disclosed the proposal of merger of Companhia de Bebidas das Américas – Ambev and Ambev Brasil Bebidas S.A. into the Company. The purpose of the mergers was to simplify the group’s corporate structure and to reduce operating costs, allowing the Company to continue to concentrate on making and selling beer, soft drinks and other beverages directly, rather than only through its subsidiaries, whether wholly-owned and otherwise.

Extraordinary Shareholders’ Meetings of the Company, Companhia de Bebidas das Américas – Ambev and Ambev Brasil Bebidas S.A. were held on January 2, 2014, to approve the above-mentioned mergers. As a result of these mergers, the Company received, at their respective book values, all assets, rights and obligations of Companhia de Bebidas das Américas – Ambev and Ambev Brasil Bebidas S.A., which. The latter two were dissolved, their shares were cancelled, and they were succeeded by the Company, pursuant to the law.

The merger of Companhia de Bebidas das Américas – Ambev was completed without an increase or decrease in the shareholders’ equity or capital stock of the Company, since it was already a wholly-owned subsidiary of the Company. The merger of Ambev Brasil Bebidas S.A., for its part, resulted in an increase in the capital stock of the Company amounting to the equivalent of the shareholders’ equity of Ambev Brasil Bebidas S.A. corresponding to the investment of the minority shareholders of Ambev Brasil, i.e., by R$156,566.05. The capital stock of the Company was thus raised to R$57,000,946,244.65, taking into account also the capital increases approved and ratified by the Board of Directors in meetings held on October 17 and December 19, 2013, pursuant to Article 8 of the by-laws and Article 168 of Law No. 6404/76, given the exercise of stock options by the beneficiaries of the Company Stock Options Plan.

On January 28, 2014, Ambev Luxembourg, a wholly-owned subsidiary of the Company, acquired ABI’s interest in Cerbuco Brewing Inc., which holds 50% of Bucanero S.A., the leading company in the Cuban beer market.

c) unusual events or transactions

There were no unusual events or transactions in the period.

10.4 – Significant changes in accounting practices – Qualifications and emphasis in the auditors’ report

a) Significant changes in accounting practices

a.I) Regarding the financial statements for the year ended on December 31, 2015: consolidated and separate financial statements

Except for the change in the accounting practice relating to the consolidation of an exclusive fund by the parent company, as described in Note 32 – “Summarized Statements of the Parent Company” to Ambev’s Consolidated Financial Statements for the year ended December 31, 2015, there were no significant changes in the accounting policies of the individual and consolidated financial statements as of December 31, 2015, or in the calculation methods applied, compared to those presented in the financial statements for the year ended December 31, 2014.

a.II) Regarding the financial statements for the year ended on December 31, 2014: consolidated and separate financial statements

There were no significant changes in the accounting practices applicable to the Company’s financial statements.

a.III) Regarding the financial statements for the year ended December 31, 2013: consolidated and separate financial statements

As a result of the Contribution of Shares and Merger of Shares referred to in item 10.3(b) of this Reference Form, Companhia de Bebidas das Américas – Ambev (“Companhia de Bebidas”) became a wholly-owned subsidiary of the Company, and the Company accordingly began to consolidate its financial information with effect from June 30, 2013, having adopted the predecessor basis of accounting.

Business combinations involving companies under common control have not yet been addressed specifically by the accounting practices adopted in Brazil (“CPCs”) or by the International Financial Reporting Standards (“IFRS”). Accordingly, in line with paragraph 11 of Pronouncement IAS 8 / CPC 23 - Accounting Policies, Changes in Accounting Estimates and Errors, Management considered applying the requirements and guidance of the Pronouncements, Interpretations and Guidelines which deal with similar and related issues.

Alternatively, as also permitted by CPC 23, in the absence of guidance as to a Conceptual Structure for the Preparation and Presentation of Financial Statements, Management may also take into account the most recent technical positions adopted by other accounting regulatory bodies which use a conceptual structure similar to that of the CPC to issue accounting pronouncements, or other accounting literature and practices generally accepted in the sector, provided that they do not conflict with the sources cited in CPC 23.

Accordingly, the predecessor basis of accounting is thus an accounting alternative, and is in line with other countries’ practices, such as the US GAAP and the UK GAAP, which allow this method to be used in corporate restructuring and other transactions between entities under common control.

Since ABI, which is the ultimate parent company of the Company and Companhia de Bebidas, has maintained its interest in Companhia de Bebidas, both before and after the Contribution of Shares, Management has chosen the predecessor cost as the accounting practice that best represents this transaction, providing investors with the most relevant information.

The adoption of the predecessor basis of accounting, and its retroactive application, represents a change in accounting practices as defined in CPC 23. As such, its effects are being presented for comparison for all the periods shown.

The presentation of the accounting effects of the Contribution of Shares for periods before June 17, 2013 does not alter the corporate acts or facts dated prior to that date. The accounting information prior to June 17, 2013 is intended to give users of this document accounting information that is comparable with the historic information for the period beginning on that date.

With the adoption of the predecessor basis of accounting, the Company’s accounting information has been prepared to reflect:

• historical results of operations and financial position of Companhia de Bebidas (consolidated) and the Company on a combined basis, adjusted to eliminate balances, transactions and unrealized gains and losses;

• the effects of the initial acquisition of Companhia de Bebidas by Anheuser-Busch InBev N.V./S.A. (“ABI”), representing the accounting information of ABI on which its investment in Companhia de Bebidas was based; and

• non-controlling interests in Companhia de Bebidas (the shares not held by ABI), determined by their proportionate share in identifiable net assets and in net income.

The Contribution of Shares was a restructuring of entities under common control, and is being recognized on a basis consistent with the amounts recognized by the ultimate parent company, or the highest level of common control (the ABI accounting base). As such, the Company’s accounting information includes entries to reflect certain business combination adjustments recognized by ABI, the ultimate parent company, at the time of the acquisition of Companhia de Bebidas in 2004, and additional investments made subsequently.

The entries resulting from the adoption of the predecessor basis of accounting are detailed below:

	2012	2011
Shareholders' equity of Companhia de Bebidas	28,863,744	25,761,101
Contribution of shares	61.88%	61.88%
Value of investment in subsidiary	17,861,419	15,941,446

Initial investment in subsidiary at acquisition cost	(249,663)	(249,663)
Derecognition of adjustment to market value of initial interest, net of income tax	(676,497)	(496,800)
Recognition of investment in subsidiary	16,935,259	15,194,983

Goodwill registered in ABI consolidated financial statements	6,674,495	6,360,153
Adjustment to fair value of property, plant and equipment registered in ABI financial statements, net of income tax	619,639	732,790
Adjustments to ABI accounting base	7,294,134	7,092,943

Adjustment for adoption of predecessor basis of accounting	24,229,393	22,287,926

Attributed in the Statement of Shareholders’ Equity to:
Adjustment to amount of securities available for sale	(676,497)	(496,800)
Reflex effects of other comprehensive income	(2,941,030)	-
Accounting adjustments of inter-partner transactions	27,846,920	22,784,726

The balancing entry for the effects of the predecessor basis of accounting was recorded against equity valuation adjustments. On the date of the Contribution of Shares, the effects of the corporate events were registered in the corresponding capital and reserves accounts, with a balancing entry to equity valuation adjustments.

The balances of the other reserves were also adjusted to reflect the corporate events approving the Contribution of Shares. As from June 17, 2013, therefore, there is no difference between the historic accounting information and the accounting information on the predecessor basis of accounting.

The impact of these entries on the income statements of the Company was as follows:

	2013	2012
Net income of Companhia de Bebidas for the year	10,338,000	10,385,598
Equity interest after Contribution of Shares	100%	61.88%
Recognition of investment in subsidiary	10,338,000	6,426,800

Equity income after contribution	(8,080,667)	-

Increase in depreciation and amortization	(68,463)	(171,293)
Deferred income tax on the above adjustment	23,277	58,234
Adjustments to ABI accounting base	(45,186)	(113,059)

Adjustment for adoption of the predecessor basis of accounting (i)	2,212,147	6,313,741

(i) The adjustment refers to the recognition of 61.88% of the income of Companhia de Bebidas for the year 2012 and up to the date of the contribution in 2013.

b) Significant effects of changes in accounting practices

b.1) Regarding the financial statements for the year ended on December 31, 2015:

Except for the change in the accounting practice relating to the consolidation of an exclusive fund of the parent company, as mentioned in item a.I) above, there were no significant changes in our accounting policies.

b.2) Regarding the financial statements for the year ended on December 31, 2014:

None

b.3) Regarding the financial statements for the year ended on December 31, 2013:

The effects of the adoption of the predecessor basis of accounting are detailed in item a.III) above.

c) Qualifications and emphasis contained in the auditor’s report

There were no qualifications or emphasis in the auditor’s report in the past three fiscal years.

10.5 – Critical accounting policies

We consider an accounting policy to be critical when it is important to reflect our financial condition and operating income and require complex or significant judgments and estimates on the part of our management. For a summary of all accounting practices, please see Note 3 to the financial statements of the Company.

The individual and consolidated accounting statements were prepared according to Brazilian and international technical pronouncements, which require from management to make judgments and estimates and to make decisions that affect the application of the accounting practices and the amounts shown in the balance sheet and income statement. The estimates and the underlying judgments are based on historical experience and on several other factors considered reasonable in the light of the circumstances, whose results constitute the criterion for taking decisions regarding the book value of assets and liabilities not readily evident from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Changes to accounting estimates can only affect the period in which the estimate is revised or future periods.

Although each critical accounting policy reflects judgments, assessments or estimates, the Company believes that the following accounting policies reflect the most critical judgments, estimates and assumptions that are important to an understanding of its results:

(i)          Predecessor basis of accounting:

See item 10.4 hereof.

(ii) Business combinations:

Ambev S.A. uses the investment cost as the accounting method for recording business combinations. The consideration paid for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity instruments issued by Ambev S.A. Costs related to an acquisition are booked in income for the period when incurred. The assets, liabilities and contingent liabilities acquired / assumed in a business combination are recognized initially at fair value on the acquisition date. Ambev S.A. recognizes non-controlling interests in the subsidiary acquired both at fair value and according to the proportion held by minority shareholders in the fair value of the net assets acquired. Non-controlling interests are measured for each acquisition made.

The surplus (i) of the consideration paid; (ii) of the amount of any non-controlling interests in the subsidiary acquired (when applicable); and (iii) of the fair value, on the acquisition date, of any previous equity interest in the subsidiary acquired, over the fair value of the net assets acquired, is recorded as goodwill. When the sum of the above three items is less than the fair value of the net assets acquired, the gain is recognized directly in the income statement for the year.

All transactions, balances and gains not realized in intercompany transactions are eliminated. Non-realized losses are also excluded, except when the transaction provides evidence of impairment of the asset transferred.

In accordance with IFRS 3 – Business Combinations, goodwill is booked at cost and is not amortized, but instead tested for impairment at least once a year, or whenever there are indications of impairment to the cash generating unit to which it is allocated. Impairment losses recognized on goodwill are not reversed. Gains and losses on disposal of an entity include the book value of goodwill relating to the entity sold.

Goodwill is expressed in the currency of the subsidiary or the joint operation to which it refers, and is converted into Reais at the exchange rate in force at the end of the year.

In the case of affiliates and joint ventures, the book value of goodwill is included in the book value of the interest in the affiliate and/or the joint venture.

When the Company’s interest in the net fair value of the assets, liabilities and contingent liabilities recognized exceeds the cost of a business combination, the surplus is recognized immediately in the income statement.

Goodwill generated internally is booked as expense as incurred.

(iii) Impairment:

Impairment of financial assets

A financial asset or group of financial assets is tested on a quarterly basis for impairment, and where indication exists, impairment is estimated. An asset or group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events occurring after the initial recognition of the assets (“loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets and may be reliably estimated.

Impairment of non-financial assets

The book values of non-financial assets like property, plant and equipment, goodwill and intangible assets are reviewed at least annually for impairment. If any indication exists, the asset’s recovery value is estimated.

Goodwill, intangibles not yet available for use and intangibles with an indeterminate useful life are tested for impairment at least on an annual basis at the business unit level (which is one level below the reported segment) or whenever there are indications of impairment.

Impairment is recognized whenever the book value of an asset or cash generation unit exceeds its recovery value. Impairment losses are recognized in the income statement

The recovery value of intangible assets with an indeterminate useful life is based primarily on a fair value criterion by which multiples are applied to reflect current market transactions at indicators that determine the profitability of an asset or the flow of royalties that could be obtained by licensing the intangible asset to third parties on an arm’s length basis.

The recovery value of other assets is calculated as being the greater of their fair value, minus sales costs, and their value in use. In the case of assets that do not generate significant individual cash flows, the amount recoverable is determined for the cash generation unit to which the asset belongs. The recoverable value of the cash generation units to which goodwill and intangible assets with indeterminate useful lives belong is based on future cash flows discounted at a rate that reflect current market valuations of the value of money over time and the specific risks of the asset. These calculations are supported by valuation multiples, quoted share prices for publicly-held subsidiaries or other available indicators of fair value.

When measuring value in use, the estimated cash flows are discounted at present value using a pre-tax discount rate that reflects current market valuations of the value of money over time and the specific risks of the asset.

Non-financial assets, except goodwill, are reviewed for possible reversal of impairment on the presentation date. Impairment is only reversed insofar as the book value of the asset does not exceed the book value that would be determined, net of depreciation or amortization, in the event no impairment loss had been recognized.

(iv) Provisions:

Provisions are recognized when: (i) the Company has a current (legal or non-formalized) obligation resulting from past events; (ii) there is likely to be a future disbursement to settle a current obligation; and (iii) the amount can be estimated with reasonable certainty.

Provisions are measured by discounting expected future cash flows at a pre-tax rate that reflects current market valuations of the value of money over time and, when appropriate, the specific risks of the obligation. The increase in the provision is recognized as a financial expense.

Restructuring

A restructuring provision is recognized when the Company has a detailed and approved restructuring plan and when the restructuring has already been initiated or announced. Expenses involving regular activities and the company’s future actions are not provisioned; rather they are recognized when an expense is incurred. The provision includes commitments related to the benefits to be paid by the Company to employees terminated during the restructuring.

Disputes and litigation

Provisions for disputes and litigation are recognized when it is more likely than not that the Company will be forced to make future payments resulting from past events. These payments include, but are not limited to, various claims, proceedings and lawsuits filed both by third parties and by the Company in respect of anti-trust laws, violations of distribution and licensing agreements, environmental matters, labor disputes, assessments by tax authorities and other litigations.

(v) Share-based compensation:

Different compensation programs based on shares and options allow members of Management and other executives appointed by the Board of Directors to acquire the Company’s shares.

The fair value of the stock options is measured on the granting date using the most appropriate option pricing model. Based on the expected number of options to be exercised, the fair value of the options granted is recognized as an expense during the option vesting period against shareholders’ equity. When the options are exercised, shareholders’ equity increases by the amount of the proceeds received.

 (vi) Employee benefits:

Post-employment benefits

Post-employment benefits include pensions managed in Brazil by Instituto Ambev de Previdência Privada – IAPP, post-employment dental benefits and post-employment medical benefits managed by Fundação Zerrenner (formerly Fundação Antônio e Helena Zerrenner Instituição Nacional de Beneficência - FAHZ). Usually, pension plans are funded by payments made by both the Company and its employees, taking into account the recommendations of independent actuaries. Post-employment dental benefits and post-employment medical benefits are maintained by the return on Fundação Zerrenner’s plan assets. If necessary, the Company may contribute some of its earnings to Fundação Zerrenner.

The Company manages defined benefit and defined contribution plans for employees of its companies located in Brazil and its subsidiaries located in the Dominican Republic, Uruguay, Bolivia and Canada.

Ambev maintains funded and unfunded plans.

vi.1) Defined contribution plans

A defined contribution plan is a pension plan under which Ambev pays fixed contributions into a fund. Ambev has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees for the benefits relating to employee service in the current and prior periods.

Payments to defined contribution plans are recognized as an expense in the income statement when incurred.

vi.2) Defined benefit plans

A defined benefit plan is a pension plan that is not a defined contribution plan. Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

For defined benefit plans, expenses are assessed separately for each plan using the projected unit credit method. The projected unit credit method considers each period of service as an additional unit of benefit to measure each unit separately. Under this method, the cost of providing pensions is charged to the income statement during the period of service of the employee. The amounts charged to the income statement consist of current service cost, interest cost, the expected return of the plan assets, past service costs and the effect of any settlements and agreements. The obligations of the plan recognized in the balance sheet are measured at the present value of the estimated future cash outflows using a discount rate equivalent to the government´s bond rates with maturity terms similar to those of the obligation, less the fair value of the plan assets.

Past service costs result from the introduction of new plans or changes to existing ones. They are immediately recognized in the income statement for the year on the date of: (i) settlements / agreements, or (ii) when the Company recognizes costs involving restructuring or termination, unless the changes are conditional on the employee remaining in their job for a specific period of time (the period during which the right is acquired). In such case, costs of past services are amortized using the straight-line method during the period in which the vesting period.

Actuarial gains and losses consist of the effects of differences between the previous actuarial assumptions and what has actually occurred, and the effects of changes in actuarial assumptions. Actuarial gains and losses are fully recognized in Other comprehensive income.

Re-measurements consisting of actuarial gains and losses, the effect of assets ceiling and the return on the plan’s assets, both excluding net interest, are recognized in the statement of comprehensive income, in their totality, during the period in which they occur. Re-measurements are not reclassified for the income statement in subsequent periods.

When the amount calculated for a defined benefit plan is negative (an asset), Ambev recognizes such assets (prepaid expenses) to the extent of the amount of the economic benefit available to Ambev either from refunds or reductions in future contributions.

Other post-employment obligations

The Company and its subsidiaries provide post-employment medical benefits, reimbursement of certain medication expenses and other benefits to certain previous retirees through Fundação Zerrenner. These benefits are not granted to new retirees. The expected costs of these benefits are recognized over the period of employment, using an accounting methodology similar to that for defined benefit plans, including actuarial gains and losses.

Termination benefits

Termination benefits are recognized as an expense on the first of the following dates: (i) when Ambev is committed to a detailed formal plan for terminating the employment relationship prior to the normal retirement date, with no real possibility of withdrawing it; and (ii) when Ambev recognizes restructuring costs.

Bonus

Bonus granted to employees and management are based on attaining pre-defined individual and collective targets. The estimated amount of the bonus is recognized as an expense in the period in which it accrues. Bonuses paid in shares are treated as share-based payments.

(vii) Current and deferred income tax

Income tax and social contribution for the year represent current and deferred taxes. Income tax and social contribution are recognized to the income statement, unless they involve items directly recognized in the comprehensive income statement or other equity account. In these cases the tax effect is also recognized directly in the comprehensive income statement or equity account (except equity interest, as per Note 3 (v)).

Expenses with current taxes is the expectation of payment on the taxable income for the year, using the nominal tax rate approved or substantially approved on balance sheet date, as well as any adjustment to tax payable referring to previous years.

Deferred tax is recognized using the balance sheet method. This means that in the case of taxable and deductible differences of a temporary nature between the tax and accounting bases of the assets and liabilities, the deferred asset or liability tax is recognized. Under this method the provision for deferred tax is also calculated on the differences between the fair value of the assets and liabilities acquired in a business combination and their tax base. IAS 12 / CPC 32 Income Taxes provides that no deferred tax be recognized when recognizing goodwill; and that no deferred asset and/or liability tax be recognized (i) upon initial recognition of an asset or liability arising from a transaction other than a business combination which at the time of the transaction does not affect the book or fiscal income or loss; and (ii) on differences involving equity investments in subsidiaries, provided these are not reversed in the foreseeable future. The value determined for the deferred tax is based on the expectation or realization or liquidation of the temporary difference, and uses the nominal rate approved or substantially approved.

Deferred tax assets and liabilities are offset where a legal enforceable right to offset current tax assets and liabilities exists and provided that they relate to taxes assessed by the same tax authority on the same taxpayer, or different taxpayers who intend to settle current tax assets and liabilities on a net basis or simultaneously realize the asset and settle the liability.

Deferred tax assets are recognized only to the extent any future taxable income is likely to occur. Deferred income tax assets are reduced to the extent no future taxable income is likely to occur.

(viii) Joint arrangements

Joint arrangements are all entities over which Ambev shares control with one of more parties. Joint arrangements are classified as joint operations or joint ventures, depending on the contractual rights and obligations of each investor.

(ix) Measurement of financial instruments, including derivatives

The Company classifies its financial assets and liabilities under the following categories: (1) measured at fair value through income, (2) loans and receivables, (3) held to maturity, and (4) available for sale. The classification will depend on the purpose for which the financial instruments were purchased. Management determines the classification of the financial assets at their initial recognition.

ix.1) Financial assets and liabilities at fair value through income

“Financial assets and liabilities at fair value through income” are financial instruments held for trading. Financial assets are classified in this category especially when they are purchased for purposes of short-term sales. Derivatives are also classified as assets held for trading, except when assigned as hedge instruments.

As a rule, financial instruments under this category are classified as short-term financial investments in current assets. Instruments originally maturing in more than one year may be classified as short-term financial investments, based on the intention and ability of Management to redeem these instruments within a period not later than one year; or taking into account their high-liquidity nature and considering that they represent cash available for current operations.

ix.2) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments, which are not traded in active markets. They are recognized under current assets, except for those maturing in more than 12 months after the date of issue of the balance sheet (which are recorded in non-current assets).

ix.3) Assets held to maturity

Assets held to maturity are financial assets purchased based on the intention and financial capacity to maintain them in the portfolio until their maturity dates.

ix.4) Financial assets available for sale

Financial assets available for sale are non-derivative instruments that are not recorded in any other category. They are recognized in non-current assets, except when Management intends to sell them within 12 months after the balance sheet date.

They are recorded in investments in debt securities and equity securities, which are investments on which the Company has no significant influence or control.

Derivative financial instruments

Derivatives financial instruments are intended to hedge the Company against risks relating to foreign currencies, interest rates and commodity prices. Derivative financial instruments which, in spite of being contracted for hedging purposes, do not meet all hedging account criteria, are recognized at fair value through income for the year.

Derivative financial instruments are initially recognized at fair value, which is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The fair value of derivative financial instruments can be calculated based on market quotations; pricing models that consider current market quotations; or the credit quality of the counterparty.

After their initial recognition, derivative financial instruments are again measured at fair value on the date of the financial statements. Changes in the fair value of derivative financial instruments are recorded in the income for the year, except when these instruments are intended for hedging the cash flow or net investments, whose changes in fair value are recorded in comprehensive income.

The concepts of cash flow, net investment and fair value hedging are applied to all instruments that meet the hedge accounting requirements of IAS 39/CPC38 - Financial Instruments: Recognition and Measurement, such as the maintenance of the documentation required, including hedge effectiveness testing.

10.6 – Material items not mentioned in the financial statements

a) the assets and liabilities directly or indirectly held by the Company and not reflected in its balance sheet

The Company has no material assets or liabilities that are not reflected in this document and in its financial statements, including the notes thereto.

b) other items not mentioned in the financial statements

Not applicable since there is no material item not reflected the Company’s financial statements, including the notes thereto.

10.7 – Comments on items not mentioned in the financial statements

a) how do those items change or may change the revenues, expenses, operating income, financial expenses and other items in the financial statements of the Company

As mentioned in item 10.6 above, there are no items that were not mentioned in our financial statements, including the notes thereto.

b) nature and purpose of the transaction

As mentioned in item 10.6 above, there are no items that have not been mentioned in our financial statements, including the notes thereto.

c) nature and amount of the obligations assumed and rights generated to the benefit of the Company as a result of the transaction

As mentioned in item 10.6 above, there are no items that have not been mentioned in our financial statements, including the notes thereto.

10.8 – Business Plan

a) investments (including quantitative and qualitative descriptions of existing investments and anticipated investments, sources of financing for existing and anticipated material investments and divestments), particularly: (i) quantitative and qualitative description of existing and anticipated investments; (ii) sources of financing for investments; and (iii) relevant divestments in progress and anticipated.

i. quantitative and qualitative description of existing and anticipated investments

Our investments in 2015 totaled R$5.3 billion, of which R$3.1 billion invested in Brazil alone in maintenance and expanding our production and distribution capacity in Brazil.

In 2016, we plan to invest with the purpose of strengthening our commercial platforms and improving our operational excellence through innovations that may put us in a better position to best attend to the consumer market. CAPEX investments in Brazil in 2016 are expected to be lower than those made in 2015.

ii. sources of financing for investments

The Company has resources from its operating cash flow generation and credit facilities extended by financial institutions in Brazil and other countries.

Additionally, during the meetings held on August 28, 2015, and October 14, 2015, the Company approved the first (1st) issue of debentures not convertible into shares, unsecured, of a single series, in the amount of One billion Reais (R$1,000,000,000.00), intended for public distribution with restricted distribution efforts. Said issue was conducted according to article 1, item I, of Law 12431. Accordingly, the funds raised by the Company will be exclusively allocated to the investment projects (including reimbursements, as provided for in Law 12431) described in the relevant deed of issue, as amended, and included in the scope of the Company’s investment plan (capex).

iii. relevant divestments in progress and anticipated

Until this moment there are no divestments in progress or anticipated.

b) acquisitions already disclosed of plants, equipment, patents and other assets that may significantly affect the production capacity of the Company

There has been no disclosure of acquisition of plants, equipment, patents or other assets, other than those already described in item 10.8.a above that may significantly affect the production capacity of the Company.

c) new products and services

Over the past few years, the Company invested in launching new products and packs, and intends to continue investing in product innovations. However, because this involves trade secrets, this information may not be disclosed in advance.  The most significant projects announced in 2013 were the launch in the non-alcoholic segment of Brahma 0.0% and Skol Beats Extreme. The total expenditure on research and development of new products at the Ambev Technology Development Center in 2013 was R$ 9 million.

In 2014, our principal launches were “Skol Beats Senses” and the limited editions of Bohemia Bela Rosa, Caá-Yari and Japutipa.

In 2015, we launched Skol Ultra and extensions of Brahma Extra in order to address different consumption situations and strengthen the value of Skol and Brahma mother-brands. Additionally, we expanded our near beer portfolio with the launch of Skol Beats Spirit, and improved the experience of consumers at the bars with the launch of Cubo Skol, a new generation of coolers, and Skol Draft, which is already available in over 10,000 points of sales in Brazil. We have also announced an investment of R$180 million in a new technological development center in Rio de Janeiro, seeking to boost product innovation and the development of new liquids and new packages. The development center should start operating in 2017.

10.9– Other factors with material influence

As informed in item 10.4(a) "III", as from June 30, 2013, the Company started to has adopted the predecessor basis of accounting. The adoption of this practice, as well as its retroactive application, means changing the accounting practice, according to CPC 23. Thus, the effects thereof are being presented on a comparative basis as a comparison, for all periods reported. The presentation of the accounting effects for periods prior to June 17, 2013, does not change the corporate acts and facts that occurred before this date.

Exhibit A.II – Allocation of Net profit

 (Exhibit 9-1-II to CVM Instruction 481/09)

1. Net profit for the year:

Net profit as per company law	12,423,770,854.88

2. Overall value and value per share of the dividends, including interim dividends and interest on own capital (IOC) already declared.

Overall value of dividends and IOC (gross) (1)	R$9,257,830,840.07
Overall value of dividends and IOC (net)	R$8,222,014,644.06

Overall value of dividends	R$2,352,389,533.35
Overall value of IOC (gross)	R$6,905,441,306.72
Overall value of IOC (net)	R$5,869,625,110.71

Total (dividends + IOC)
Amount per share (net)
Common	R$0.524

Amount per share (gross)
Common	R$0.590

Dividends
Amount per share
Common	R$0.150

IOC
Amount per share (gross)
Common	R$0.440

Amount per share (net)
Common	R$0.374

(1)     Subsequent to the disclosure of the financial statements for the fiscal year ended December 31, 2015, on January 15, 2016, the Company’s Board of approved the distribution of IOC, to be deducted from the income for the year 2015 and entered against the mandatory minimum dividends for the same fiscal year, at the rate of R$0.13 per company share. The distribution of IOC will be taxed in accordance with current legislation, resulting in a net distribution of IOC of R$0.1105 per company share.

3. Percentage of net profit distributed for the fiscal year:

Percentage of net profit distributed for the fiscal year (1)	74.52%
Net percentage of net profit distributed	66.18%

(1)     Subsequent to the disclosure of the financial statements for the fiscal year ended December 31, 2015, on January 15, 2016, the Company’s Board of approved the distribution of IOC, to be deducted from the income for the year 2015 and entered against the mandatory minimum dividends for the same fiscal year, at the rate of R$0.13 per company share. The distribution of IOC will be taxed in accordance with current legislation, resulting in a net distribution of IOC of R$0.1105 per company share. In addition, the profit according to company law, shown in item 1 of this exhibit, was used to calculate the percentages distributed.

4. Overall value and value per share of dividends distributed based on profits from previous fiscal years:

On February 23, 2015 the Company’s Board of Directors approved interest payments on own capital amounting to R$471,482,809.59, at the rate of R$0.030 per common share, without withholding tax at source, pursuant to applicable law, to be deducted from the Reserve for Investments, based on the Company’s balance sheet at December 31, 2014.

5. State, having deducted the advance dividends and interest on own capital already declared:

a)      The gross value of the dividends and interest on own capital, declared separately, for shares of each type and class.

Not applicable given that the meeting of shareholders will merely ratify the amounts already advanced and declared by the Board of Directors of the Company, informed in item 2 above.

b)      The manner and period for the payment of dividends and interest on own capital.

Not applicable given that the meeting of shareholders will merely ratify the amounts already advanced and declared by the Board of Directors of the Company, informed in item 2 above.

c)      Possible restatement and interest falling due on dividends and interest on own capital.

Not applicable given that the meeting of shareholders will merely ratify the amounts already advanced and declared by the Board of Directors of the Company, informed in item 2 above.

d)      Date of declaration of the payment of dividends and interest on own capital taken into consideration for identifying shareholders with the right to receive these amounts.

Not applicable given that the meeting of shareholders will merely ratify the amounts already advanced and declared by the Board of Directors of the Company, informed in item 2 above.

6. If dividends or interest on own capital have been declared on the basis of profits calculates in half-year balance sheets or for shorter periods:

a) State the amount of the dividends and interest on own capital already declared.

b) State the date of the respective payments.

Total amount of the dividends or interest on own capital already declared for fiscal year ended on December 31, 2015: Gross: R$9,257,830,840.07 Net income tax withholding on IOC: R$8,222,014,644.06
Board of Directors’ Meeting held on February 23, 2015 Payment date: March 31, 2015 Gross Total Amount: R$942,965,619.18	DIVIDENDS (exempt from WHT)
Common	-
GROSS IOC
Common	0.060
NET IOC
Common	0.052
Board of Directors’ Meeting held on May 13, 2015 Payment date: June 29, 2015 Gross Total Amount: R$1,570,550,571.40	DIVIDENDS (exempt from WHT)
Common	-
GROSS IOC
Common	0.100
NET IOC
Common	0.085
Board of Directors’ Meeting held on August 28, 2015 Payment date: September 28, 2015 Gross Total Amount: R$2,352,389,533.35	DIVIDENDS (exempt from WHT)
Common	0.150
GROSS IOC
Common	-
NET IOC
Common	-
Board of Directors’ Meeting held on December 1, 2015 Payment date: December 30, 2015 Gross Total Amount: R$2,352,754,159.20	DIVIDENDS (exempt from WHT)
Common	-
GROSS IOC
Common	0.150
NET IOC
Common	0.128
Board of Directors’ Meeting held on January 15, 2016 Payment date: February 29, 2016 Gross Total Amount: R$2,039,170,956.94	DIVIDENDS (exempt from WHT)
Common	-
GROSS IOC
Common	0.130
NET IOC
Common	0.111

7. Comparative table presenting the following values per share of each type and class:
a) Net profit for the fiscal year and the previous three fiscal years.(1)
Profit per share:	Common (R$)
2015	0.79
2014	0.77
2013(2)	0.75
2012	0.65
Profit per share (net of treasury shares)
2015	0.79
2014	0.77
2013(2)	0.75
2012	0.65

(1)   Whenever necessary, the amounts have been adjusted to reflect splits in the period.

(2)   Pursuant to CPC 41, which defines earnings per share, the shares base for that calculation must be obtained from the weighted average number of shares in the hands of the shareholders during the period. Therefore, in line with the application of the historic cost method, as described in item 10.4 of the Exhibit I to this Proposal, consideration was given to the fact that until June 2013, the total shares of Companhia de Bebidas held by the controlling shareholders stood at 9,693,598 thousand; and in the period from July to December 2013, an average of 15,661,684 thousand. Thus, the annual weighted average of shares to be factored into the calculation of profits per share is 12,677,641 thousand shares. The calculation of the basic and diluted profit per share is shown in note 17.e to the Company’s financial statements.

b) Dividends and interest on own capital distributed during the previous three fiscal years. (1)

Company Law
2015
Dividend per share:	Common
Dividends	0.150
IOC (gross)	0.440
IOC (net)	0.374
2014
Dividend per share:	Common
Dividends	0.3500
IOC (gross)	0.3560
IOC (net)	0.3026
2013
Dividend per share:	Common and Preferred
Dividends	0.5129
IOC (gross)	0.2400
IOC (net)	0.2040
(1) Whenever necessary, the amounts have been adjusted to reflect splits in the period

8. Allocation of profits to the Legal Reserve:

The Legal Reserve currently stands at R$4,455,919.26. Pursuant to article 193 of Law No. 6404/76, five per cent (5%) of the net profit for the year will be allocated to the legal reserve, which shall not exceed twenty per cent (20%) of the capital stock. The Company may refrain from constituting the legal reserve in a fiscal year when the balance of this reserve, plus the amount of capital reserves, exceeds thirty per cent (30%) of the capital stock.

In the light of this, there is no requirement to allocate any portion of the income for the fiscal year ended December 31, 2015 to the Legal Reserve.

9. Fixed or minimum dividends:
Not applicable.

10. Mandatory dividend:

a) Describe the manner of calculation enshrined in the bylaws

Pursuant to para. 3 of article 41 of the Company’s bylaws, five per cent (5%) of the net profit for the year will be allocated to the legal reserve, which shall not exceed twenty per cent (20%) of the capital stock. The Company may refrain from constituting the legal reserve in a fiscal year when the balance of this reserve, plus the amount of capital reserves, exceeds thirty per cent (30%) of the capital stock.

Following this allocation, and excluding the tax incentive reserves, 40% of the net profit will be allocated to pay mandatory dividends to all company shareholders.

b) State whether this is being paid out in full.

The mandatory dividend was fully paid, the Company having paid out amounts by way of dividends and interest on own capital equivalent to 66.18% of the net profit for the period, thereby exceeding the mandatory minimum.

c) State any amount that may have been withheld.
Not applicable.

11. Withholding of the mandatory dividend:
No mandatory dividends were withheld.

12. Allocation of earnings to the contingencies reserve:
There were no allocations of earnings to the contingencies reserve.

13. Allocation of earnings to the reserve for future profits
There were no allocations of earnings to the reserve for future profits.

14. Allocations of earnings to the statutory reserves

a) Describe the statutory clauses establishing the reserve.

Article 41, para. 3, letter “c” of the Company’s bylaws stipulate that no more than 60% of the adjusted net profit can be set aside for constituting the Reserve for Investment, whose purpose is to finance the expansion of the Company’s activities and those of its subsidiary companies, including through capital increases or setting up new enterprises. In accordance with para. 4 of article 41 of the Company’s bylaws, the amount allocated to the statutory reserve may not exceed 80% of its capital stock. Once this limit is reached, the General Meeting of Shareholders must resolve on the balance, either allocating it for distribution to the shareholders or to increase the Company’s capital.

b) Identify the amount intended for the reserve.
RESERVE FOR INVESTMENT
Proposed allocation	R$2,114,422,117.48

c) Describe how the amount was calculated.
CALCULATION OF THE RESERVE FOR INVESTMENT (R$)
Net profit for the year	12,423,770,854.88
Reversal of the effect of revaluing fixed assets using historic cost (1)	75,880,674.41
Tax incentives reserve	(1,143,638,860.98)

Subtotal	11,356,012,668.32

Dividends distributed	(2,352,389,533.35)
Interest on own capital distributed and proposed	(6,905,441,306.78)

Subtotal	2,098,181,828.19

Expired dividends	16,240,289.29

Subtotal	2,114,422,117.48

Reserve for investments	(2,114,422,117.48)

Outstanding balance to be distributed	-

(1)   Refers to the portion of earnings equivalent to the 61.88% equity interest in Companhia de Bebidas das Américas - Ambev until the Contribution of Shares, recognized in the financial statements for the purposes of disclosure, pursuant to the historic cost method described in section 10.4 of Exhibit I to this proposal, but this portion does not belong to the Company.

15. Retention of profits established in the budget:
None.

16. Allocation of earnings to the reserve for tax incentives: a) State the amount allocated to the reserve. b) Explain the nature of the allocation.

It is proposed allocating to the Reserve for Tax Incentives a total amount of R$1,143,638,860.98, corresponding to the volume of grants-in-aid for investment received in 2015, of which (i) R$(1,096,481,364.23) refers to state ICMS tax incentives received by several of the Company’s units; (ii) R$(45,818,275.12) refers to tax relief in the state of Sergipe pursuant to Law 5.382/2004, as amended; and (iii) R$(1,339,221.63) refers to Federal Income Tax Reinvestment Incentives granted by the SUDENE, pursuant to article 19 of Law 8167/91, as amended.

Exhibit A.III – Curriculums of the Candidates to the position of Member of the Company's Fiscal Council

 (Items 12.5 to 12.10 of Exhibit 24 to CVM Instruction 481/09)

12.5 - Composition and professional experience of members of management, fiscal council and statutory audit committee

José Ronaldo Vilela Rezende	06/07/1962	Fiscal Council	04/29/2016	Until the 2017 AGM
501.889.846-15	Accountant	Fiscal Council (full member) / elected by controlling shareholder	05/10/2016 (estimated)	Yes
Not applicable, since the only position held in the Company is member of the fiscal council.
Board member elected by controlling shareholder
1st mandate
James Terence Coulter Wright	05/12/1951	Fiscal Council	04/29/2016	Until the 2017 AGM
872.316.898-68	Civil engineer	Fiscal Council (full member) / elected by controlling shareholder	05/10/2016 (estimated)	Yes
Not applicable, since the only position held in the Company is member of the fiscal council.
Board member elected by controlling shareholder
4th mandate
Paulo Assunção de Sousa	08/15/1953	Fiscal Council	04/29/2016	Until the 2017 AGM
588.584.748-72	Banking	Fiscal Council (full member) / elected by minority shareholders	05/10/2016 (estimated)	No
Not applicable, since the only position held in the Company is member of the fiscal council.
Independent board member - elected by minority shareholders.
2nd mandate
Vinicius Balbino Bouhid	08/06/1961	Fiscal Council	04/29/2016	Until the 2017 AGM
667.460.867/04	Banking	Board member (alternate) / elected by minority shareholders	05/10/2016 (estimated)	No
Not applicable, since the only position held in the Company is member of the fiscal council.
Independent board member - elected by minority shareholders.
1st mandate
Emanuel Sotelino Schifferle	02/27/1940	Fiscal Council	04/29/2016	Until the 2017 AGM
009.251.3 67-00	Engineer	Fiscal council (alternate) / elected by controlling shareholder	05/10/2016 (estimated)	Yes
Not applicable, since the only position held in the Company is member of the fiscal council.
Board member elected by the controlling shareholder
4th mandate
Ary Waddington	09/25/1932	Fiscal Council	04/29/2016	Until the 2017 AGM
004.469.397-49	Economist	Fiscal council (alternate) / elected by controlling shareholder	05/10/2016 (estimated)	Yes
Not applicable, since the only position held in the Company is that of fiscal council member.
Board member elected by the controlling shareholder
4th mandate
Professional experience / Declaration of any convictions

José Ronaldo Vilela Rezende – 501.889.846-15

 Over the past five years, he held the following positions with the following companies / institutions for the periods shown: (i) risk management partner of the consulting practice at PricewaterhouseCoopers Brazil from 2005 to 2011, principal activity auditing services; (ii) PricewaterhouseCoopers's Agribusiness industry leader in Brazil (2006-2014) and the Americas (2009-2014); and (iii) PricewaterhouseCoopers partner in charge of delivering Risk Assurance Services (RAS) (related to auditing processes and systems) from 1998. Member of the Brazilian Agribusiness Association (ABAG) and fiscal council member certified by the Brazilian Institute of Governance (IBGC). None of the above companies is part of the economic conglomerate or is controlled by a shareholder of the Company holding a direct or indirect interest of 5% or more of the same class or type of the Company's securities. Bachelor's degree in Accounting from UMA in Belo Horizonte. Master's in Agroenergy from Fundação Getúlio Vargas (FGV) in São Paulo. Designated for the position of fiscal council member. Mr. José Vilela Rezende has declared that, for all legal purposes, he has not in the last five years been subject to the effects of any criminal conviction, any conviction or penalty arising from administrative proceedings before the CVM, or any final verdict in the judicial or administrative sphere, that led to suspension or disqualification from the practice of any professional or commercial activity.

  James Terence Coulter Wright - 872.316.898-68

Over the past five years, he has held the following positions with the following companies / institutions for the periods stated: (i) member of the fiscal council of Fundação Zerrenner from 2006 to 2008; since 2008 he has been a member of the advisory board of this foundation, which is principally engaged in providing free health care and education; and (ii) member of the fiscal council from 2012 to 2014 of Companhia de Bebidas das Américas (Ambev), succeeded by the Company as of January 2, 2014, as described in item 6.3 of this Form. Since 2015 he has been director general of Fundação Instituto de Administração e Negócios (FIA), whose main activity is developing research, consultancy and education projects in all fields of administration, having also been director of FIA from 2010 to 2012. From 2011 to 2013, he was full professor of the Management Department at the School of Economics, Management and Accounting - USP. He holds a master's degree in Engineering Management from Vanderbilt University, USA. Except for Fundação Zerrener and Companhia de Bebidas das Américas (Ambev), which was absorbed by the Company on January 2, 2014, none of the above companies are part of the Company’s economic conglomerate or are controlled by a shareholder directly or indirectly holding 5% or more of the same class or type of the Company's securities. Currently holding the position of full member of the fiscal council. Mr. James Terence Coulter Wright has declared that for all legal purposes in the last five years he has not been subject to the effects of any criminal conviction, any conviction or penalty in administrative proceedings before the CVM or any final verdict the judicial or administrative sphere that led to suspension or disqualification from the practice of any professional or commercial activity.

   Paulo Assunção de Sousa - 588.584.748-72

Over the past five years he has held the following positions for the periods indicated, the following companies: (i) member of the board of directors of BRF Brasil Foods S.A., from 2012 to 2015, operating in the foodstuffs sector; (ii) director of PREVI pension fund for Banco do Brasil employees and its own employees from 2010-2014; and (iii) member of the board of directors of Neoenergia S.A., which operates in the energy sector, from 2009 to 2011. None of the above companies are part of the economic conglomerate or are controlled by a shareholder of the Company directly or indirectly holding 5% or more of the same class or type of the Company's securities. Bachelor of Law from Universidade de São Paulo. He currently holds the position of member of the fiscal council. Mr. Paulo Assunção de Sousa declared that for all legal purposes he has not in the last five years been subject to the effects of any criminal conviction, any conviction or penalty in administrative proceedings before the CVM or any final verdict in the judicial or administrative sphere that led to suspension or disqualification from the practice of any professional or commercial activity.

Vinicius Balbino Bouhid - 667.460.867/04

Over the past five years he has held the following positions in the following companies for the periods stated: (i) statutory director general (CEO) of the London asset management firm BB Securities Ltd. from 2013 to 2015, where he introduced new governance structure with a compliance team and new processes; (ii) executive manager from 2009 to 2013, responsible for corporate governance and private equity at BB Securities Ltd. in London; (iii) member of the board of directors of Banco do Brasil Securities in London from 2013 to 2015; and (iv) Member of the fiscal council of Companhia de Eletricidade do Estado da Bahia (Coelba), which operates in the electricity sector from 2011 to 2013. None of the above companies are part of the Company's economic conglomerate or are controlled by a Company shareholder directly or indirectly holding 5% or more of the same class or type of the Company's securities. Holder of a Civil Engineering degree from Universidade de Brasília and an Executive MBA from Universidade de Mato Grosso. Nominated for the position of alternate member of the Company's fiscal council. Mr. Vinicius Balbino Bouhid declared that for all legal purposes in the last five years he has not been subject to the effects of any criminal conviction, any conviction or penalty in administrative proceedings before the CVM or any final verdict in the judicial or administrative sphere that led to suspension or disqualification from the practice of any professional or commercial activity.

   Emanuel Sotelino Schifferle - 009.251.367-00

Over the past five years, he has held the following positions in the following companies for the periods stated: (i) managing partner since 1992 of ASPA Assessoria e Participações S/C Ltda., a company whose main activity is advising companies on restructuring, acquisition, negotiating contracts and transitional management, having managed companies under judicial recovery, reorganizing and restructuring companies, and renegotiating contracts among other activities; (ii) member of the fiscal council from 2004 to 2009 of América Latina Logística (ALL), a listed company whose main activity is providing rail and road transportation services; (iii) alternate member of the fiscal council from 2005 to 2014 at Companhia de Bebidas das Américas (Ambev), succeeded by the Company as of January 2, 2014, as described in item 6.3 of this Form; (iv) member of the board of directors from 2007 to 2011 of São Carlos Empreendimentos e Participações S.A., a listed company whose main activity is managing property development projects for itself and third parties; (v) member of the fiscal council since 2008 of Estácio Participações S.A., a listed company whose main activities are development and management of educational activity and institutions; and (vi) member of the fiscal council from 2011 to 2015 of Allis Participações S.A., a publicly listed company whose main business is providing marketing and sales services for various segments. Except for Companhia de Bebidas das Américas (AmBev), which was absorbed by the Company as of January 2, 2014, none of the above companies are part of the Company's economic conglomerate or are controlled by a shareholder directly or indirectly owning 5% or more of the same class or type of the Company's securities. He currently holds the position of alternate member of the fiscal council. Mr. Emanuel Sotelino Schifferle has declared for all legal purposes that in the last five years he has not been subject to the effects of any criminal conviction, any conviction or penalty in administrative proceedings before the CVM or any final verdict in the judicial or administrative sphere that led to suspension or disqualification from the practice of any professional or commercial activity.

Ary Waddington - 004.469.397-49

Over the past five years, he has held the position of (i) member of the fiscal council of Companhia de Bebidas das Américas (Ambev), succeeded by the Company as of January 2, 2014, as described in item 6.3 of this Form, from 2005 to 2014; (ii) chair of the fiscal council from 2008 to 2012 of União Química Farmacêutica Nacional S.A., a company engaged principally in the production and development of pharmaceutical products; (iii) the fiscal council of Duke Energy Geração Paranapanema S.A., a listed company engaged chiefly in the generation and sale of electricity, as a full member from 2012 to 2015 and an alternate since 2015; and (iv) chair of the fiscal council since 2008 of Richard Saigh Indústria e Comércio S.A., a company whose main activities are milling wheat and making and marketing wheat flour. He is currently also a partner of business consultants MAW Consultoria e Planejamento Ltda. and RAW Consultoria Econômica Ltda. Except for Companhia de Bebidas das Américas (Ambev), which was absorbed by the Company on January 2, 2014, none of the above companies are part of the economic conglomerate or are  controlled by a shareholder of the Company holding a direct or indirect interest of 5% or more of the same class or type of the Company's securities. He is currently an alternate member of the fiscal council. Mr. Ary Waddington has declared that for all legal purposes in the last five years he has not been subject to the effects of any criminal conviction, any conviction or penalty in administrative proceedings before the CVM or any final verdict in the judicial or administrative that led to suspension or disqualification from the practice of any professional or commercial activity.

12.6- For each person who acted as a member of the board of directors or the fiscal council in the last year, state in tabulated format their percentage attendance at meetings held by the respective body in the same period that occurred after taking office.

Fiscal Council	Total meetings held by the respective body since date of taking office*	Member's percentage attendance at meetings held by the respective body in the same period, after taking office
José Ronaldo Vilela Rezende	Not applicable; this will be his 1st mandate.	Not applicable; this will be his 1st mandate.
James Terence Coulter Wright	7	86%
Paulo Assunção de Sousa	7	100%
Vinicius Balbino Bouhid	Not applicable; this will be his 1st mandate.	Not applicable; this will be his 1st mandate.
Emanuel Sotelino Schifferle	7	86%
Ary Waddington	7	86%

* Meetings held from 04/29/2016 (when all members took office) until 02/29/2016.

12.7 - Provide information mentioned in item 12.5 in relation to members of the statutory committees and of the audit, risk, financial and compensation committees, even if such committees or structures are not statutory.

Not applicable. None of the members designated for the fiscal council are part of any of the Company's committees.

12.8 - For each person who acted as a member of the statutory committees or the audit, risk, financial and compensation committees, even if such committees or structures are not statutory, state in tabular format, their percentage attendance at meetings held by the respective body in the same period that occurred after taking office

Not applicable. None of the members designated for the fiscal council are part of any of the Company's committees.

12.9 - Any marital, 'stable union' or kinship relationship up to the 2nd degree related to management of the issuer, its subsidiaries or controlling shareholders

a)      the Company's management:

Not applicable, since there are no cases of marital, 'stable union' or kinship relations to the second degree among those nominated for positions as members of the Company's fiscal council and its management.

b)      members of Company's management and its directly and indirectly held subsidiaries:

Not applicable, since there are no cases of marital, 'stable union' or kinship relations to the second degree among those nominated for positions as members of the Company's fiscal council and managers of the Company's directly or indirectly held subsidiaries

c)      members of Company's management and its directly or indirectly held subsidiaries:

Not applicable, since there are no cases of marital, 'stable union' or kinship relations to the second degree among those nominated for positions as members of the Company's fiscal council and the Company's directly or indirectly controlling shareholders.

d)      members of Company's management and its directly or indirectly held subsidiaries:

Not applicable, since there are no cases of marital, 'stable union' or kinship relations to the second degree among those nominated for positions as members of the Company's fiscal council and the management of the Company's directly or indirectly controlling shareholders.

12.10 - Relationships of subordination, providing services or control between management and subsidiaries, controlling shareholders or another

a)       company directly or indirectly controlled by the Company, except those in which the Company directly or indirectly holds all share capital:

Not applicable, since there are no relations of subordination, service or control maintained in the last three fiscal years, among those nominated for the Company's fiscal council members and those of any company directly or indirectly controlled by the Company, except those in which the Company directly or indirectly holds all share capital.

b)      directly or indirectly controlling shareholder of the Company:

Not applicable, since there are no relations of subordination, provision of services or control maintained in the last 3 fiscal years among those nominated for the Company's fiscal council member positions and the Company's directly or indirectly controlling shareholders

c)       if material, supplier, client, debtor or creditor of the Company, its subsidiaries or parent companies or subsidiaries of any of these persons, if material:

Not applicable, since there are no relations of subordination, service or control maintained in the last three fiscal years among those nominated for the Company's fiscal council member positions and any supplier, client, debtor or creditor of the Company, its subsidiaries or controlling shareholders or subsidiaries of any of these persons.

Exhibit A.IV – Compensation of the Management

 (Item 13 of Exhibit 24 to CVM Instruction 481/09)

13.1  Compensation policy and practice for the Board of Directors, Statutory Board of Officer, Board of Officers, Fiscal Council, Statutory Committees and Audit, Risk, Financial and Compensation Committees regarding the following aspects:

a. purposes of the compensation policy or practice:

The main purpose of the compensation policy of the Company is to establish a compensation system applicable to the management which encourages the development of a culture of high performance, keeping key personnel of the Company over the long term, while ensuring that the best people are hired and retained, and the interests of the management are aligned with those of shareholders.

b. compensation elements, indicating:

i       a description of the elements of compensation and the purposes of each of them

a) Board of Directors

The compensation of the members of the Board of Directors is divided into: (i) a fixed compensation that is in line with market average; and (ii) a variable compensation designed to stimulate and reward significant accomplishments by means of profit sharing, remuneration based on shares, including stock option plan and if approved, the stock plan. Additionally, certain members of the Board of Directors also participate in a private pension fund to which the Company also makes partial contributions.

b) Board of Officers

Executive Officers have their compensation divided into fixed and variable components, provided that the base pay (the fixed component) is in line with market average, while the main focus is on the variable and long-term compensation, the latter reflected in profit sharing and stock options granted under the Company’s stock option plan and, potentially, in the case of executives identified to have high potential in the long term, the granting of Share Appreciation Rights. If the Company’s stock plan is approved, the Executive Board shall also be compensated in this way.

Statutory Executive Officers are entitled to the benefits provided for in the benefits policy of the Company, pursuant to item 14.3 “b” of the Company’s Reference Form. Such benefits include medical, dental, educational and social assistance to executive officers and their dependents, free of costs or at a reduced cost. In addition, certain executive officers participate in a private pension plan to which the Company makes partial contributions.

c) Fiscal Council

The members of the Fiscal Council only receive a fixed compensation that corresponds, at least, to the legal minimum resolved by the Shareholders’ Meeting. The compensation paid to each member should not be lower than ten percent of the compensation assigned to each Executive Officer, considering the average amount received by the Executive Officers, excluding any benefits, representation allowances and profit sharing. The compensation of the alternate members equivalent to 50% of the compensation of the effective members. Additionally, the members of the Fiscal Council shall be mandatorily reimbursed for transportation and lodging expenses which may be necessary to perform their functions.

d) Committees

All members of the Compliance Committee and the members of the Operations and Finance Committee that are part of the management of the Company do not receive any specific compensation for their activities in those committees. Members who do not meet this condition, receive annual fixed fees. Additionally, the members of the Committees shall be mandatorily reimbursed for transportation and lodging expenses which may be necessary to perform their functions.

ii.     regarding the 3 last fiscal years, what is the participation of each element in total compensation

2015	Board of Directors	Statutory Board of Officers
Fixed Compensation	41.01%	19.44%
Fees	34.18%	15.56%
Direct and indirect benefits	6.84%	3.11%
Charges	0.00%	0.77%
Variable compensation	11.19%	24.04%
Share-based compensation, including stock options	47.79%	56.52%

2014 (*)	Board of Directors	Statutory Board of Officers
Fixed compensation	85.58%	72.67%
Fees	71.07%	59.11%
Direct and indirect benefits	14.51%	11.76%
Charges	0.00%	1.80%
Variable Compensation	14.42%	27.33%

2013 (*)	Board of Directors	Statutory Board of Officers
Fixed compensation	65.66%	57.11%
Fees	55.26%	43.36%
Direct and indirect benefits	10.40%	9.31%
Charges	0.00%	4.44%
Variable compensation	34.34%	42.89%

(*) Expenses with the stock options plan were not considered for determination of total compensation, since the guidelines regarding inclusion of these expenses in total compensation were disclosed by CVM at the beginning of the current year.

The proportion of the elements of compensation of the Board of Directors and the Board of Officers described above tends to repeat, to a greater or lesser degree, in years when the Company meets the eligible targets for distribution of variable compensation.

Variable compensation is determined according to the performance verified in relation to pre-established targets. Consequently, in case the minimum targets established are not fulfilled, no variable compensation will be due.

The compensation of the members of the Fiscal Council is 100% fixed, of which 83.33% corresponds to fees and 16.67% corresponds to charges on remuneration (percentages applicable to the years 2015, 2014 and 2013).

iii.       methodology for calculation and restatement of each of the compensation elements

The overall compensation of the management, as approved by the Annual Shareholders’ Meeting, is restated annually based on a market research. It is therefore periodically reassessed to secure that the amounts paid are sufficient to meet the Company’s specific objectives in relation to the market.

Because variable compensation paid in cash is calculated as a multiple of fixed compensation, the criterion above is also applicable to this compensation element.

Regarding the determination of the value of options granted under the Company’s stock option plan, please refer to items 13.4 and 13.9 below. For a description of the determination of the benefit resulting from Share Appreciation Rights, please refer to item 13.4 below.

iv.                reasons behind the compensation elements

Compensation of the management is defined to encourage its members to meet short and long term results for the Company. On this regard, the Company secures a fixed compensation in line with that practiced in the market, however, encouraging the achievement of expressive results to obtain a variable compensation above market average. Therefore, the variable compensation (profit sharing) is defined according to the following basis: (i) Company’s targets must be challenging but achievable; (ii) below a certain level of target achievement, no variable compensation shall be due; on the other hand, outstanding accomplishments of targets must be compensated with profit sharing comparable to or even higher than top levels in the market; and (iii) variable compensation will only be granted if both the targets of the Company and those of the manager are achieved.

The possibility of granting options encourages the blending of interests of the shareholders and the management as a result of the investments in shares by its management, which shares shall be subject to restrictions on sale or delivery, contingent upon continued employment with the Company for a certain period of time. Also, additional options may be granted depending on the reinvestment level of the variable compensation, and for certain stock option programs in force, the exercise of options depends on meeting the Company’s performance targets (see item 13.4 below).

If approved, the share-based compensation plan will represent another component of compensation linked to the Company’s shares, also aiming at achieving long-term results and the alignment of shareholders’ and Management’s interests.

Finally, the Company has decided to adopt, for certain executives deemed strategic and with high performance potential, the granting of Share Appreciation Rights, enabling such participants to receive cash bonus based on the value of the shares of the Company. The granting of Share Appreciation Rights, however, is contingent upon the continued employment of executives with Company for a long or very long term, since the amounts have a lock-up period of 5 or 10 years, then encouraging the retaining of strategic talent and generating value for shareholders in the long term.

In relation to the Fiscal Council, the intention is to secure compensation compatible with the limits defined in applicable legislation, ensuring that its members are duly rewarded to perform their duties.

Existence of members who do not receive compensation and the reason for that

 Three members of the Board of Directors do not receive compensation from the Company because they are also members of the Board of Directors of the Parent Company (AB Inbev), which bears payment of compensations to these employees.

c. key performance indicators taken into account for determining each compensation element:

The key performance indicators for the Company and its management are: EBITDA, cash flow, sales volumes, brand preference indexes, operating revenues and fixed expenses, in addition to other specific indicators for the various departments of the Company.

Regarding the options granted under the Company stock option plan (as described in item 13.4 below), the exercise of part of the options granted in some existing stock option programs is conditioned to quantitative targets established for the Company in relation to the return on capital invested compared to the weighted average cost of capital of the Company over the long term.

d. how is the compensation structured to reflect the progress of performance indicators:

Part of the options granted, as described in item 13.4 below, may only be exercised if the return on capital invested of the Company exceeds its cost of capital by a margin specifically defined for each lot of stock options granted. In general, the target is assessed in relation to a period of three years as of the grant date. If the targeted return on capital is not met, the performance testing may be run again twice in relation to periods of four or five years, respectively, as of the date on which the options were granted.

For high potential executives, the Company also adopts a variable pay practice defined as Share Appreciation Rights. According to such practice, the executives receive, after vesting periods varying between five and ten years, a value per share corresponding to the full closing price of preferred shares or ADRs issued by the Company at BM&FBovespa or NYSE, as applicable, on the trading session immediately before the respective vesting periods.

e. how the compensation policy is aligned with short, medium and long-term interests of the Company:

The fixed compensation is below compensation practiced in the market, but as the cycle is the segment of medium and long term, it is understood that granting of a substantial portion of compensation must be referring to those periods.

In this sense, the medium-term income is aligned with the compensation policy of the Company as to the payment of the annual bonus. In this case, the income of the Company and the results of its management during the year will affect the amount to be assigned as variable pay.

Additionally, the Company’s stock option plan requires a commitment of funds over the long-term, by virtue of the restrictions on sale applicable to the corresponding shares or the delivery of shares being contingent upon the executive continued employment with the Company.

Share Appreciation Rights occasionally granted to elected high potential executives by the Company, align the long-term and very long-term interests by means of the possibility of receiving cash payment resulting from such Share Appreciation Rights benefits, structured to encourage the retaining of talent and appreciation of shares of the Company in accordance with the corresponding lock-up periods of five or ten years.

As such, it is understood that the compensation policy is totally in accordance with the monitoring of the Company’s performance and, therefore, reaffirms the sharing of the risk and profits among the Company’s managers.

f. existence of compensation borne by direct or indirect subsidiaries or controlling companies:

On November 25, 2008, some Company managers received stock options of shares issued by Anheuser-Busch InBev N.V./S.A. (“ABI”), the controlling shareholder of the Company, totaling approximately five million options. Each of such options entitles the acquisition of one common share issued by ABI. One half of those options became exercisable on January 1st, 2014 and the other half shall become on January 1st, 2019. In both cases the options may be exercised within five years at an exercise price of €10.32, corresponding to the market price of the shares of ABI on the date the options were granted. Moreover, the exercise of such options also depended on ABI’s net debt to EBITDA ratio to fall below 2.5 before December 31, 2013, which has been achieved.

g. existence of any compensation or benefit connected to the occurrence of a certain corporate event, such as the sale of corporate control of the Company:

Not applicable once there is no compensation or benefit connected to the occurrence of any corporate event.

13.2. Regarding the compensation of the Board of Directors, Executive Management and Fiscal Council recognized in the income statement for the three previous fiscal years and forecasts for current year

Forecast for 2016	Board of Directors	Executive Officers	Fiscal Council	Total
No of Members	12.00	10.25	5.67	27.92
No. of members receiving compensation	9.00	10.25	5.67	24.92
Annual Fixed Compensation
Salary/fees	5,230,044.00	10,005,875.00	1,562,932.00	16,798,851.00
Direct and indirect benefits	-	492,826.00	-	492,826.00
Compensation for sitting on Committees	-	-	-	-
Other	1,046,009.00	2,001,175.00	312,586.00	3,359,770.00
Description of other fixed compensation	INSS	INSS	INSS	-
Variable Compensation
Bonus	-	-	-	-
Profit sharing	3,736,623.00	26,124,683.00	-	29,861,306.00
Compensation for attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensation	-	-	-	-
Post Employment Benefits	-	-	-	-
Termination Benefits	-	-	-	-
Share-based compensation, including stock options *	6,993,327.00	33,780,980.44	-	40,774,307.44
Observation	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.
Total compensation	17,006,003.00	72,405,539.44	1,875,518.00	91,287,060.44

*The share-based compensation estimated for 2016 includes any grant to be made within the scope of the stock plan, if approved by shareholders.

2015	Board of Directors	Executive Officers	Fiscal Council	Total
No of Members	12.00	10.25	5.67	27.92
No. of members receiving compensation	9.00	10.25	5.67	24.92
Annual Fixed Compensation
Salary/fees	4,669,682.00	8,933,817.00	1,395,475.00	14,998,974.00
Direct and indirect benefits	-	440,023.00	-	440,023.00
Compensation for sitting on Committees				-
Other	933,936.00	1,786,763.00	279,095.00	2,999,794.00
Description of other fixed compensation	INSS	INSS	INSS	-
Variable Compensation
Bonus	-	-	-	-
Profit sharing	1,529,566.00	13,803,619.35	-	15,333,185.35
Compensation for attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensation
Post Employment Benefits	-	-	-	-
Termination Benefits	-	-	-	-
Share-based compensation. including stock options	6,530,174.00	32,445,718.00	-	38,975,892.00
Observation	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.
Total compensation	13,663,358.00	57,409,940.35	1,674,570.00	72,747,868.35

2014	Board of Directors	Executive Officers	Fiscal Council	Total
No of Members	12.00	10.00	6.00	28.00
No. of members receiving compensation	9.00	10.00	6.00	25.00
Annual Fixed Compensation
Salary/fees	4,341,214.00	9,495,230.00	1,281,682.00	15,118,126.00
Direct and indirect benefits	-	289,538.00	-	289,538.00
Compensation for sitting on Committees	-	-	-	-
Other	885,995.00	1,888,482.00	256,336.00	3,030,813.00
Description of other fixed compensation	INSS	INSS	INSS	-
Variable Compensation
Bonus	-	-	-	-
Profit sharing	880,992.00	4,390,571.00	-	5,271,563.00
Compensation for attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensation	-	-	-	-
Post Employment Benefits	-	-	-	-
Termination Benefits	-	-	-	-
Share-based compensation	5,686,407.00	33,616,733.00	-	39,303,140.00
Observation	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.
Total compensation	11,794,608.00	49,680,554.00	1,538,018.00	63,013,180.00

2013	Board of Directors	Executive Officers	Fiscal Council	Total
No of Members	10.00	11.00	6.00	27.00
No. of members receiving compensation	7.00	11.00	6.00	24.00
Annual Fixed Compensation
Salary/fees	3,821,215.00	9,925,110.00	1,173,929.00	14,920,254.00
Direct and indirect benefits	-	1,015,906.00	-	1,015,906.00
Compensation for sitting on Committees	-	-	-	-
Other	718,847.00	2,130,165.00	234,786.00	3,083,798.00
Description of other fixed compensation	INSS	INSS	INSS	-
Variable Compensation
Bonus	-	-	-	-
Profit sharing	2,374,350.00	9,816,916.00	-	12,191,266.00
Compensation for attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensation	-	-	-	-
Post Employment Benefits	-	-	-	-
Termination Benefits	-	-	-	-
Share-based compensation	5,327,230.00	38,096,939.00	-	43,424,169.00
Observation	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.
Total	12,241,642.00	60,985,036.00	1,408,715.00	74,635,393.00

13.3. Regarding the variable compensation of the Board of Directors, the Executive Management and the Fiscal Council for the three previous fiscal years and the forecasts for current fiscal year:

Variable compensation forecast for 2016

Body	Board of Directors	Executive Management	Fiscal Council	Total
No. of members	12.00	10.25	5.67	27.92
No. of members receiving compensation	1.00	10.25	0.00	11.25
Bonus
Minimum amount according to compensation plan	-	-	-	0
Maximum amount according to compensation plan	-	-	-	0
Amount provided for in compensation plan in case the targets are met	-	-	-	0
Profit sharing
Minimum amount according to compensation plan	177,490	1,240,922	-	1,418,412
Maximum amount according to compensation plan	3,736,623	26,124,683	-	29,861,306
Amount provided for in compensation plan in case the targets are met	2,335,389	15,640,958	-	17,976,347

Variable compensation for the fiscal year ended on 12/31/2015

Body	Board of Directors	Executive Management	Fiscal Council	Total
No. of members	12.00	10.25	5.67	27.92
No. of members receiving compensation	1.00	10.25	0.00	11.25
Bonus
Minimum amount according to compensation plan	-	-	-	0
Maximum amount according to compensation plan	-	-	-	0
Amount provided for in compensation plan in case the targets are met	-	-	-	0
Profit sharing
Minimum amount according to compensation plan	167,207	910,379	-	1,077,586
Maximum amount according to compensation plan	3,520,145	19,165,875	-	22,686,020
Amount provided for in compensation plan in case the targets are met	2,200,090	11,978,672	-	14,178,762
Amount effectively recognized in the income statement for the fiscal year	1,529,566	13,803,619	-	15,333,185

Variable compensation for the fiscal year ended on 12/31/2014

	Board of Directors	Executive Management	Fiscal Council	Total
No. of members	12.00	10.00	6.00	28.00
No. of members receiving compensation	1.00	10.00	0.00	11.00
Bonus
Minimum amount according to compensation plan	-	-	-	-
Maximum amount according to compensation plan	-	-	-	-
Amount provided for in compensation plan in case the targets are met	-	-	-	-
Profit sharing
Minimum amount according to compensation plan	861,025	5,335,001	-	6,196,026
Maximum amount according to compensation plan	3,559,794	15,002,331	-	18,562,125
Amount provided for in compensation plan in case the targets are met	2,224,871	11,813,807	-	14,038,678
Amount effectively recognized in the income statement for the fiscal year	880,992	4,390,571		5,271,563

Variable compensation for the fiscal year ended on 12/31/2013

	Board of Directors	Executive Management	Fiscal Council	Total
No. of members	10.00	11.00	6.00	27.00
No. of members receiving compensation	1.00	11.00	0.00	12.00
Bonus
Minimum amount according to compensation plan	-	-	-	-
Maximum amount according to compensation plan	-	-	-	-
Amount provided for in compensation plan in case the targets are met	-	-	-	-
Amount effectively recognized in the income statement for the fiscal year	-	-	-	-
Profit sharing
Minimum amount according to compensation plan	767,376	4,793,666	-	5,561,042
Maximum amount according to compensation plan	3,197,399	13,315,739	-	16,513,138
Amount provided for in compensation plan in case the targets are met	1,998,374	11,299,367		13,297,741
Amount effectively recognized in the income statement for the fiscal year	2,374,350	9,816,916	-	12,191,266

(1)        Note: As shown in the table of item 13.2 above, the Company only pays profit sharing. Therefore, bonus payment does not apply for the purposes of this item 13.3.

13.4. Regarding the share-based compensation plan applicable to the Board of Directors and Executive Management in force for the last fiscal year and forecasted for current fiscal year

a. general terms and conditions:

Under the Company Stock Option Plan (the “Plan”), senior employees and management of the Company or its direct or indirect subsidiaries (the “Beneficiaries”) are eligible to receive stock options of the Company. They may also be granted American Depositary Receipts (“ADRs”). Currently, approximately 700 people (including managers and employees) hold stock options for shares of the Company, taking all the together.

The Plan was approved by the Extraordinary Shareholders’ Meeting of the Company held on July 30, 2013. The Plan provides for the general conditions applicable to the granting of options, the criteria to determine the acquisition price, the terms and conditions applicable to such options, restrictions on the transfer of shares acquired under the Plan, as well as several duties of the Board of Directors in the capacity of administrator of the Plan. The Board of Directors may delegate their duties under the Plan to a specific committee.

Under the Plan, the Board of Directors has powers to manage the Plan in compliance with its general conditions. The Board of Directors grants options establishing the terms and conditions applicable to each Grant through stock option programs (the “Programs”), which define the Beneficiaries, the number and type of shares of the Company subject to such grant, the exercise price, the exercise periods and the maximum term for exercising the options, rules regarding the transfer of options and potential restrictions applicable to the underlying shares, conditions to the delivery of shares acquired, rules applicable in case of termination of employment, as well as provisions regarding applicable penalties. It may also provide for targets related to the performance of the Company, and the Board of Directors may also define specific rules applicable to Beneficiaries of the Company who have been transferred to other countries, including to the Company’s controlling shareholder or its subsidiaries.

On July 31, 2013, the Board of Directors approved the migration program (“Migration Program”), with the purpose of receiving the options granted but not exercised by the Beneficiaries in the context of the Stock Option Plan of Companhia de Bebidas das Américas – Ambev, which shares were incorporated by the Company on July 30, 2013. The Extraordinary Shareholders’ Meetings of Companhia de Bebidas das Américas – Ambev and of the Company, held on January 2, 2014, approved the merger of Ambev into the Company..

The Migration Program has a total volume of 1% of Company´s capital stock as of the approval date of such Program, and its specific conditions are the same of the stock programs approved by Companhia de Bebidas das Américas – Ambev and that were effective as of the date of its shares incorporation by the Company (“Received Programs”). The rules of Received Programs remain entirely in effect to the extent that they are applicable to the options granted in the context of the Migration Program, subject to the required adjustments arising from the incorporation of shares abovementioned and from the terms and conditions defined in the Plan. The individual conditions and quantity of options granted to each Beneficiary are described in the adhesion term signed by each Beneficiary.

It was also received by the Company the granting of additional stock options approved by the Board of Directors of Companhia de Bebidas das Américas – Ambev on December 21, 2010, to some executives who are transferred to the United States of America, provided that they waive their right to a discount on the exercise price of options for the amounts of dividends and interest on own capital assigned to them until the date of the new grant and which would be assigned to them until the exercise date, provided that each new option shall comply with the approved terms of the respective Program (“Dividend Waiver”).

Additionally, the Company also received the long-term wealth incentive, approved by the Board of Directors of Companhia de Bebidas das Américas – Ambev on August 26, 2011, granted to some executives identified as high potential, denominated Share Appreciation Rights. Such incentive is beyond the scope of the Plan, since it does not involve settlement by the granting or acquisition of shares. Under the phantom stock program, each beneficiary will receive two separate lots of Share Appreciation Rights – Lots A and B – subject to lock-up periods of five and ten years, respectively as of the date of their granting. Once such five or ten-year term has elapsed, as applicable, the beneficiary who remained at the Company or in any company of its group will receive in funds immediately available the amount in Brazilian Reais corresponding to the closing price of preferred shares or ADRs of the Company at BM&FBovespa or NYSE, respectively, at the trading session immediately before such deadlines, and each phantom stock will correspond to one preferred share or ADR, as applicable. The Share Appreciation Rights granted will not ascribe to their Beneficiary the condition of shareholder of the Company. Such beneficiaries will not be entitled to any right or prerogative as a result of such condition, and particularly, any right to receive dividends and other rights provided for by Law No. 6,404/76, as amended, as well as in the By-Laws of the Company. The benefits ascribed to the granting of Share Appreciation Rights shall be classified as variable compensation. For a better understanding, the material information regarding this compensation element is further described in this item 13.4 and its applicable sub-items.

In addition, the Share-Based Compensation Plan (“Stock Plan”) will be submitted for shareholders’ approval, on the terms described in Exhibit B.III to the Management Proposal.

b. main purposes of the Plan:

The main purposes of the Plan are: (a) to encourage the expansion, the success and the achievement of Company’s corporate purposes and the interests of its shareholders, allowing executives and senior employees to acquire shares of the Company, in the terms of the Plan, encouraging this way their integration with the Company; and (b) enabling the Company to obtain and maintain, effectively, the services of its executives and senior employees by offering them the possibility of becoming shareholders of the Company, in the terms of the Plan.

The purposes of the phantom stock program are the same, except for the fact that such rights are not part of the Plan and that there is no physical delivery of shares. The program also seeks to promote the expansion of the business of the Company and a lining up of interests to generate value in the long and very long term, as well as encouraging talent retention.

c. how does the Plan contribute to these objectives:

The possibility of acquiring shares issued by the Company under advantageous conditions  allows the introduction of considerable incentives for the employees and management of the Company to commit to create value over the long term.

In the case of the Plan, Beneficiaries are invited to commit their own funds purchasing stocks and then seek for their appreciation in the future once, in some cases, restricted sale periods or, in others, delivery of stocks purchased through the exercise of call options is contingent upon continued employment with the Company. Therefore, this Plan also strives to ensure that the Company retains its executive and senior employees.

In case of Share Appreciation Rights, the beneficiaries are also encouraged to seek for the future appreciation of stocks, maximizing the amount of the benefit they may receive. Moreover, the phantom stock program was structured primarily taking into account the retention of talent deemed strategic and of high potential to the Company. Therefore, the phantom stock program provides for long terms (five and ten years) in order to receive the potential benefit, totally contingent upon continued employment of the beneficiary with the Company or companies of the group.

d. how does the Plan fit into the Company compensation policy

The Plan is part of the variable compensation mechanism of the Company, in this case strongly designed to encourage the direct commitment of its Beneficiaries with the performance of the Company in the long term.

As described below, the Plan contains elements that encourage the commitment of Beneficiaries by giving them the option to allocate their own funds to purchase shares, allowing attractive earnings with the appreciation of the shares of the Company, in addition to ensuring shareholder payback in the long term. The Stock Plan, if approved, will become an integral part of this same mechanism, with the same objectives.

The phantom stock program incentives continued employment of executives that the Company may deem highly strategic to its business and activities, so that they may receive an attractive variable compensation additional in the long or very long term.

e. how does the Plan aligns the interests of the management with those of the Company in the short, medium and long term

The options granted under the Plan provide for mechanisms that enable lining up the interests of the management in different time horizons, despite of the fact that the primary purposes of the Plan are related to lining up interests in the long term.

In the short term, the managers participating in the Plan are encouraged to contribute to high earnings of the Company, as they will also have the right to receive dividends as shareholders.

Regarding the medium and long term, the models used by the Company to grant stock options allow the allocation of a percentage of the Beneficiary’s share in profits to the immediate exercise of the options which will give right to shares that will be subject to restrictions on transfer or delivery contingent upon continued employment of the Beneficiary with the Company. For this reason, Beneficiaries are expected to have their interests aligned with expectations of appreciation of the shares of the Company in the medium and long term, once the relevant shares will be subject to a lock-up period during which they cannot be transferred (please refer to item “l” below), or a vesting period during which such shares will remain unavailable (because they were not delivered).

Furthermore, there are options that may only be exercised after a vesting period of five years. Therefore, granting those options serves as a powerful incentive to align the interests of employees with those of the management of the Company in the long term, due to the possibility of considerable gains in the event of appreciation of the stocks of the Company.

In the case of the phantom stock program, grants are essentially designed to align interests in the long and very long term. Any amounts received under such program may only be paid after the applicable lock-up period of 5 or 10 years, then encouraging a sustainable value generation over the time, and primarily encouraging continued employment of executives deemed strategic or of high potential in relation to the Company’s long-term targets.

f. maximum number of shares covered

On December 31, 2015, the maximum number of shares covered by options not yet exercised totaled 25,033,406 common shares issued by the Company, already including the effects of the dilution resulting from the exercise of all options under all outstanding Programs.

g. maximum number of options to be granted

Under each program the following numbers of options have been granted to the members of the Board of Directors and Board of Officers:

Plan	Number of options
2006 Program:	1,438,950
2007 Program:	1,595,925
2008 Program:	1,362,800
2009 Program:	2,895,675
2009.2 Program:	318,375
2010 Program:	999,975
2010.2 Program:	58,050
2010.3 Program:	1,933,200
2011 Program:	2,882,875
2012 Program:	2,095,605
2013 Program:	1,977,101
2014 Program:	2,563,426
2015 Program:	2,081,454
Dividend waiver:	2,826,995

(1) According to the accounting method of predecessor cost adopted by the Company, data related to periods before 2014 related to Companhia de Bebidas das Américas – Ambev historical information.

(2) When necessary, the number of granted options was adjusted to reflect stock splits during the period.

h. conditions to acquire shares

(i) Programs from 2006 to 2010

The conditions applicable to the Received Programs denominated by Companhia de Bebidas das Américas – Ambev as 2006, 2007, 2008, 2009, 2009.2 and 2010 Programs provide for a split of the granted options among Lot A, Lot B and Lot C. Lot A corresponds to the number of options equal to the net value of 50% of the profit sharing received by the Beneficiary, divided by Lot A exercise price. Lot B, in turn, may only be exercised jointly with Lot A, provided that the Beneficiary may elect not to exercise it or to exercise Lot B1 (corresponding to the remaining 50% of its profit sharing) or Lot B2 (corresponding to 25% of its share in the profits).

Lot C, also referred to as supplementary option, has its exercise necessarily conditioned to the exercise of Lots A and B, so that the decision to exercise Lot B1 will give the right to exercise Lot C1, while the decision to exercise Lot B2 will give the right to exercise Lot C2. Lot C1 consists of a number of options corresponding to 50% of the Beneficiary share in profits (calculated at gross value, this is to say before taxes), divided by the market value in the respective Programs, and multiplied by 4.6. Lot C2, in turn, consists of options corresponding to 25% of the Beneficiary share in profits (calculated at the gross value, this is to say before taxes), divided by the market value and multiplied by 2.3.

The supplementary option (Lot C) may only be exercised (i) if in compliance with a vesting period of five years as of the date of the relevant agreement entered into with the Beneficiary; and (ii) if specific quantitative targets of return on equity regarding the Company are met, so that the return on equity exceeds the Company’s cost of capital by the margin defined in each Program. Meeting this target must be initially ascertained in relation to a period of three years as of the date of the relevant Program. If such target is not met, the performance testing may be conducted two more times regarding the periods of four and five years as of the Program date

(ii) Programs beginning in 2010

Under the Received Programs denominated by Companhia de Bebidas das Américas – Ambev as 2010.2, 2010.3, 2011.1, 2011.2, 2012.1, 2012.2, 2012.3, 2013.1 and 2014.1 Programs, as well as Company’s 2013.2, 2013.3, 2014.2, 2014.3, 2015.1, 2015.2 and 2015.3 Programs, one or two types of grant may be awarded, as follows: (i) under grant 1, the exercise price of the options must be paid on demand, although the delivery of a substantial part of the shares acquired is contingent upon continued employment with the Company for a term of five  years as of the exercise date; and (ii) under grant 2, a Beneficiary may only exercise his/her options after a vesting period of five years, upon payment of exercise price on demand, in consideration for the delivery of shares. Under this new model the exercise of options is not conditioned to meeting the Company’s performance targets.

Share Appreciation Rights

The phantom stock program does not involve exactly the acquisition of shares. The cash payment by the Company to the beneficiary of the amounts determined based on market prices of shares or ADRs issued by the Company is subject to continued employment with the Company for a term of five years for Lot A and ten years for Lot B, and it is not contingent upon the Company meeting performance targets.

i. criteria to set the acquisition or exercise price

As described above, Company kept the terms and conditions of the Received Programs. Therefore, below is the criteria to fix the acquisition or exercise price issued by the Company.

(i) Programs from 2006 to 2010

The Lot A and Lot C options must be acquired for the price corresponding to the average value of closing prices for shares of the same type traded at BM&FBOVESPA over a 30-days window prior to grant date (“Market Value”), or, in specific cases, e.g. for employees of subsidiaries with head offices abroad, the average closing price of ADRs traded at the New York Stock Exchange – NYSE (“NYSE”) over the same period, or as specifically provided by the Program. The exercise price of Lot B options shall be equal to that of Lots A and C options, applying a ten percent (10%) discount.

For the supplementary option (Lot C), the amounts corresponding to the dividends and interest on own capital effectively paid out by the Company on the underlying shares in the period between grant date and exercise date is deducted from the exercise price, except in some specific cases.

(ii) Programs beginning in 2010

Pursuant to the new model (2010.2, 2010.3, 2011.1, 2011.2, 2012.1, 2012.2, 2012.3, 2013.1, 2013.2, 2013.3, 2014.1, 2014.2, 2014.3, 2015.1, 2015.2 and 2015.3 Programs), the exercise price of grant 1 options corresponds to the closing price of similar stocks traded at BM&FBOVESPA on the day immediately before grant date. In some specific cases, e.g. for employees of certain subsidiaries, the exercise price is the closing price of American Depositary Receipts (“ADR”) traded at the New York Stock Exchange (“NYSE”) over the same period, and, subject to certain conditions established in each Program, a discount shall be applied. The exercise price of grant 2 options corresponds to the closing price of stocks of the same type on the trading session of BM&FBOVESPA immediately before the grant date, or, in case of Beneficiaries residing abroad, the closing price of ADRs traded at NYSE on the same date.

Share Appreciation Rights

This phantom stock program does not involve the acquisition of shares, but rather the payment of a cash amount by the Company to the Beneficiary. Such amount in Reais is determined at the end of the lock-up period applicable to each Lot, based on the closing price of preferred shares or ADRs issued by the Company on the trading session of BM&FBOVESPA or NYSE, as applicable, immediately before the date of payment. Each phantom stock shall correspond to one preferred share or ADR, as applicable.

j. criteria to set the final term for exercise

As described above, Company kept the terms and conditions of the Received Programs. Therefore, below is the criteria to fix the exercise term of the options issued by the Company.

(i) Programs from 2006 to 2010

Under the 2006, 2007, 2008, 2009, 2009.2 and 2010 Programs, Lot A and Lot B must be exercised immediately, concomitantly with the execution of the option grant agreement by the Beneficiary, then obtaining the immediate commitment of Beneficiaries, provided that potential gains will only be obtained in the long term, according to the purposes of the Plan. Lot C, in turn, is subject to a vesting period of five (5) years as of the date of execution of the option grant agreement. This term is necessary to meet the return targets, resulting in a long-term commitment by the Beneficiary

Once such vesting period has elapsed, the Lot C options may be exercised within an extinctive term of five (5) years, then securing to Beneficiaries a longer window to elect the best time to commit a new portion of its funds to the exercise of options.

(ii) Programs beginning in 2010

Under the 2010.2, 2010.3, 2011.1, 2011.2, 2012.1, 2012.2, 2012.3, 2013.1, 2013.2, 2013.3, 2014.1, 2014.2, 2014.3, 2015.1, 2015.2 and 2015.3 Programs, grant 1 lots may only be exercised in full immediately upon the execution of the option grant agreement by the Beneficiary. Grant 2 lots, in turn, provide for a vesting period of five years for the options to be exercised.

Share Appreciation Rights

Lot A provides for a term of five years to receive the relevant amounts, while in the case of Lot B, such term is of ten years. The main purpose of grace periods is to retain executives deemed of high potential and strategic for the business and activities of the Company, encouraging their continued employment with the Company in view of the possibility of receiving, in the long term, potentially attractive amounts linked to the value of shares issued by the Company.

k. form of settlement

Company intends to use treasury stocks to satisfy the exercise of options, and may, when applicable, use ADRs backed by shares issued by the Company. The Company may also issue new shares, upon an increase in capital stock, upon a resolution of the Board of Directors within the limits of authorized capital.

The rule is that the exercise price must be paid on demand upon subscription or purchase of the corresponding shares. Regarding Lot C options, they may be paid within five days as of their exercise date.

The Share Appreciation Rights do neither involve the effective delivery of shares, nor the payment of any amount by the beneficiary. They are settled upon the payment of the cash benefit by the Company directly to the beneficiary, immediately after the end of the relevant grace period.

l. restrictions to the transfer of shares

As described above, Company kept the terms and conditions of the Received Programs. Therefore, below is the criteria to fix the restrictions to the transfer of shares.

(i) Programs from 2006 to 2010

In relation to the 2006, 2007, 2008, 2009, 2009.2 and 2010 Programs, the shares resulting from the exercise of Lot A options are subject to a lock-up period of three years; while the shares resulting from the exercise of Lot B options, are subject to a lock-up period of five years, both of them as of the date of acquisition or subscription of the corresponding shares. Lot C options may only be exercised after a vesting period of five (5) years, but the shares resulting from their exercise are not subject to any lock-up period, they may be freely transferred at any time.

(ii) Programs beginning in 2010

Under the 2010.2, 2010.3, 2011.1, 2011.2, 2012.1, 2012.2, 2012.3, 2013.1, 2013.2, 2013.3, 2014.1, 2014.2, 2014.3, 2015.1, 2015.2 and 2015.3 Programs, the shares resulting from the exercise of grant 1 options are subject to a lock-up period of five years as of the exercise date, while the shares resulting from the exercise of grant 2 options are free and clear and may be transferred at any time.

Share Appreciation Rights

The phantom stock program does neither involve the physical delivery of shares, nor the acquisition of a shareholder condition by their beneficiaries. Therefore, there is nothing to say about any restriction to the transfer of shares. Please note, however, that the receipt of the amounts under the phantom stock program is subject to the grace periods described in sub-item “h” above.

m. criteria and event that, once verified, will result in the suspension, amendment or termination of the Plan

The Plan may be amended or terminated by the Board of Directors. Regardless of the authority of the Board of Directors, no decision may change the rights and obligations of the Company or Beneficiaries in force.

In addition, in case of dissolution, transformation, merger, consolidation, spin-off or reorganization of the Company, the existing options will be subject to the rules established by the Board of Directors on this matter.

n. effects of withdrawal of a manager from the bodies of the Company on the rights provided under share-based compensation plan

(i) Programs from 2006 to 2010

In case of withdrawal or resignation of a manager of the Company, the shares resulting from the exercise of Lot A and Lot B options shall remain the property of their Beneficiary, and they shall be released from the applicable lock-up periods as described in item 13.4.l above. In this case, the relevant manager is required to return to the Company an amount corresponding to the 10% discount granted in the exercise of Lot B options.

In other cases such as retirement or permanent disability, the shares shall also remain with the manager and shall be released from the applicable lock-up periods. In these cases, the Beneficiary will only be required to return the 10% discount granted in relation to the exercise of Lot B options if he/she leaves the Company within 24 months as of the commencement of the relevant employment contract.

In case of (i) voluntary leave or resignation, or (ii) dismissal or discharge for case, Lot C option not yet exercised may be exercised within a term of ninety (90) days, while options whose vesting period has not yet elapsed will be terminated.

Should the Beneficiary leave the Company for any other reason, or should the Beneficiary retire at less than 60 (sixty) years of age, Lot C option granted less than 24 months before will lapse, while the Lot C options granted more than 24 months before may be exercised within a period of one hundred and eighty (180) days after the applicable vesting period has elapsed. However, in this case, the Beneficiary must execute a non-compete agreement with a minimum term of two years and must also comply with the lock-up periods and performance targets applicable under the corresponding Program. Also, the number of options open for exercise will be proportional to the period the Beneficiary’s employment contract or term of office remained in force after the options grant.

In case the Beneficiary retires at more than 60 years of age or is subject to permanent disability, he/she will have the right to exercise all the options not yet exercised, provided that he/she also executes the above-mentioned non-compete agreement and complies with the lock-up periods and performance targets applicable under the corresponding Program.

In case of death a Beneficiary, his/her successors shall have the right to immediately exercise, in accordance with the terms of the relevant Program, the options not yet exercised, on a pro rata basis to the term during which the employment contract or term of office of the Beneficiary remained in force after the date the options were granted. In this case, compliance with the performance targets under the Program will be waived, and no lock-up period shall apply.

(ii) Programs beginning in 2010

Under the 2010.2 Program, in the case of grant 1 options, except as provided below, upon termination of an employment contract for any reason whatsoever during the applicable vesting period, the relevant Beneficiary will lose the right to receive any shares not yet received and will be required to return to the Company the amount corresponding to the 10% discount in the exercise price.

In case the Beneficiary retires at more than 60 years of age, he/she will have the right to receive the corresponding shares, complying with the vesting period established in the Program and provided that he/she executes a non-compete agreement for a minimum term of two years and complies with the applicable lock-up periods. In the event of termination of the employment contract or term of office by virtue of dismissal for any reason other than for cause or retirement of a Beneficiary under the age of 60 years after 24 months as of the date the options were granted: (i) provided that he/she executes the non-compete agreement mentioned above, the Beneficiary will be entitled to receive, always on a pro rata basis to the number of months during which he/she has performed his/her functions, as of the grant date, any options granted, as well as the shares ascribed to him/her until the date of termination of his/her employment or tenure; (ii) must return to the Company, on a pro rata basis, the amount corresponding to the 10% discount on the exercise price; and (iii) comply with any applicable lock-up period. In case of his/her death or permanent disability, the Beneficiary (or his/her heirs or successors) shall be entitled to immediately receive the shares resulting from the options granted, as well as the shares already assigned in the period.

In the case of grant 2 options under the 2010.2 Program, in the event of (i) termination of the employment contract for cause or a similar reason, resignation or renouncement, a Beneficiary will lose his/her right to exercise any options not yet qualified to be exercised, and options qualified to be exercised may be exercised within 90 days as of the severance date of termination, after which term they will be canceled; (ii) termination of the employment without cause, the options that are not qualified to be exercised will lapse and those qualified to be exercised may be exercised within a term of 180 days as of the severance date, after which they will be cancelled; (iii) retirement before 60 years of age, the options not qualified to be exercised will lapse and those qualified to be exercised may be so until March 30, 2020; (iv) retirement after the age of 60, the Beneficiary may exercise any options not yet qualified to be exercised under the Program, provided that he/she executes a non-compete agreement with a minimum term of two years and complies with the applicable lock-up periods; the options already qualified to be exercised may be so until March 30, 2020; and (v) death or permanent disability, all options, either qualified to be exercised or not shall become immediately exercisable until March 30, 2020.

Under the 2010.3, 2011.2, 2012.2, 2013.3, 2013.2, 2013.3, 2014.2, 2014.3, 2015.1, 2015.2 and 2015.3 Programs, in the event of termination of the Beneficiary’s employment contract, the following rules shall apply: (i) in the event of termination for cause or similar reason, renouncement or resignation or leave without pay for a period exceeding 24 months, any options not qualified to be exercised will lapse and any options already qualified to be exercised may be so within 90 days as of the severance date, after which they will be canceled; (ii) in the event of dismissal without cause or severance resulting from outsourced services, sale of affiliate company or business unit, any options not qualified to be exercised will lapse and any options already qualified to be exercised may be so within 180 days as of the severance date, after which they will be canceled; (iii) in the event of severance after a Beneficiary has cumulatively achieved 70 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), any options qualified to be exercised may be so, while in relation to any options not qualified to be exercised, in case severance has occurred within 24 months after the option grant, the Beneficiary may only exercise his/her options on a pro rata basis if he/she has subscribed Lot B in the past five years, provided that he/she executes a non-compete agreement and, in case severance has occurred after 24 months, the Beneficiary may exercise his/her options on a pro rata basis provided also that he/she executes the above-mentioned non-compete agreement; (iv) in the event of severance after a Beneficiary has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), any options qualified to be exercised may be so within their respective terms, provided that any options not qualified to be exercised may be so, provided that he/she executes the above-mentioned non-compete agreement if this is so resolved by the Board of Directors of the Company; and (v) in case of death or permanent disability, any options already qualified to be exercised may be so within their respective terms, and any options not yet qualified to be exercised may nevertheless be so immediately, provided, however, that the Board of Directors of the Company may, in case of permanent disability, require any such exercise be contingent upon the execution of a non-compete agreement.

Under the 2011.1, 2012.1, 2013.1 and 2014.1 Programs, in case the Beneficiary’s employment contract or term of office terminates for any reason whatsoever, except as provided below, during a vesting period, the Beneficiary will lose the right to receive the respective shares. In the event of termination of the employment contract or term of office after 24 months as of grant date, for any reason other than (a) for cause, renouncement or resignation, or (b) the events provided below: (i) the Beneficiary shall be entitled to receive, always on a pro rata basis to the number of calendar months completed during which he/she has remained performing his/her functions to the Company, its subsidiaries, controlling companies and affiliates as of the date the options were granted, the shares assigned to him/her until the termination of his/her functions to the Company, its subsidiaries, controlling companies and affiliates, provided that the Board of Directors may resolve that such receipt is contingent upon the execution and performance by the Beneficiary of a non-compete agreement with the Company according to the terms and conditions established by the Board of Directors; and (ii) the restrictions to the transfer of shares provided for in the Program shall remain in force.

In the event of severance after a Beneficiary has cumulatively achieved seventy (70) years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), any options qualified to be exercised may be so, while in relation to any options not qualified to be exercised: (i) in case severance has occurred within 24 months after the option grant, the Beneficiary will lose his/her right to receive the shares, except if the Beneficiary shall have allocated 100% of his Bonus to full exercise of options in the last five years (or in such shorter period in which he/she has become eligible to participate in the Company’s Programs), in which case the Beneficiary shall be entitled to receive, always on a pro rata basis to the number of calendar months completed during which he/she has remained in his/her office at the Company, its subsidiaries, controlling companies and affiliates, as of the grant date the shares assigned to him/her until the date of termination of his/her employment with the Company, its subsidiaries, controlling companies and affiliates, provided that the Board of Directors may determine that receipt thereof shall be contingent upon the execution and performance, by the Beneficiary, of a non-compete agreement with the Company according to the terms and conditions established by the Board of Directors; and (ii) in case severance has occurred after 24 months as of the option grant, the Beneficiary shall be entitled to receive, always on a pro rata basis to the number of calendar months completed during which he/she has remained in his/her office at the Company, its subsidiaries, controlling companies and affiliates, as of the grant date, the shares assigned to him/her until the date of termination of his/her employment with the Company, its subsidiaries, controlling companies and affiliates, provided that the Board of Directors may determine that receipt thereof shall be contingent upon the execution and performance, by the Beneficiary, of a non-compete agreement with the Company according to the terms and conditions established by the Board of Directors.

In the event of severance after a Beneficiary has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), he/she shall be entitled to receive the shares after complying with the vesting period provided for in the Program. In this case, restrictions on the transfer of shares under the Program shall remain force.

In case of death or permanent disability of the Beneficiary – in the latter case, contingent upon the execution and performance, by the Beneficiary, of a non-compete agreement with the Company according to the terms and conditions established by the Board of Directors – he/she or his/her heirs or successors, as applicable, shall be entitled to immediately receive the shares resulting from the options granted, as well as the shares already assigned in the period, all of them free and clear.

Share Appreciation Rights

In relation to Lot A: in the events of (i) dismissal for cause or similar reason; (ii) leave without pay for a period exceeding 24 months; (iii) renouncement or resignation; (iv) dismissal without cause; (v) severance resulting from outsourced services, sale of subsidiary, affiliate company or business unit of the Company; and (vi) severance after a Beneficiary has cumulatively achieved 70 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), the Share Appreciation Rights will be canceled and terminated by operation of law.

In the events of (i) severance after a Beneficiary has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date); and (ii) permanent disability, the Share Appreciation Rights granted during the period starting on their grant date and ending on the severance date shall remain valid and their settlement shall comply with the vesting periods provided for in the relevant agreement, provided that receipt of the corresponding bonus shall be contingent upon the Beneficiary executing and performing a non-compete agreement with the Company.

In the event of death of the beneficiary, the Share Appreciation Rights shall be settled on a pro rata basis according to a formula calculated based on the number of calendar months completed during the effectiveness of his/her employment contract with the Company and the beneficiary or, as applicable, his/her term of office as manager of the Company since the grant date.

In relation to Lot B: in the events of (i) dismissal for cause or similar reason; (ii) leave without pay for a period exceeding twenty-four (24) months; and (iii) renouncement or resignation, the Share Appreciation Rights shall be canceled and terminated by operation of law.

In the events of (i) dismissal without cause; (ii) severance resulting from outsourced services, sale of subsidiary, affiliate company or business unit of the Company; and (iii) severance after a Beneficiary has cumulatively achieved 70 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), the following rules shall apply: (a) severance before the 5-year vesting term: the Share Appreciation Rights shall be canceled and terminated by operation of law; (b) severance between 5 and 10 years of grant date anniversary: the Share Appreciation Rights shall be settled on a pro rata bass according to a formula calculated based on the number of calendar months completed during the effectiveness of his/her employment contract with the Company and the beneficiary or, as applicable, his/her term of office as manager of the Company since the grant date.

In the events of (i) severance after a beneficiary has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date); and (ii) permanent disability, the Share Appreciation Rights granted during the period starting on the grant date and ending on severance date shall remain valid and their settlement shall comply with the vesting periods provided for in the relevant agreement, provided that receipt of the corresponding bonus shall be contingent upon the beneficiary executing and performing a non-compete agreement with the Company.

In the event of death of the beneficiary, the Share Appreciation Rights shall be settled on a pro rata basis according to a formula calculated based on the number of calendar months completed during the effectiveness of his/her employment contract with the Company and the beneficiary or, as applicable, his/her term of office as manager of the Company since the grant date.

13.5 In relation to share-based payments made to the Board of Directors and Executive Management recognized in the income statement of the last three fiscal years and the forecast for current year:

Share-based compensation estimated for the current fiscal year (*)

	Board of Directors	Executive Management
No. of Members	6.00	10.00
No. of members receiving compensation	6.00	10.00
Weighted average exercise price:
(a) Options outstanding in the beginning of fiscal year	16.11	16.77
(b) Options lost during the fiscal year	-	-
(c) Options exercised during the fiscal year	2.97	2.16
(d) Options expired during the fiscal year	-	-
Potential dilution upon exercise of all options granted	0.0388%	0.0482%
Share-based compensation – year ended on 12/31/2015
	Board of Directors	Executive Management
Nº of Members	6.00	10.00
No. of members receiving compensation	6.00	10.00
Weighted average exercise price:
(a) Options outstanding in the beginning of fiscal year	13.72	14.55
(b) Options lost during the fiscal year	-	-
(c) Options exercised during the fiscal year	1.09	1.45
(d) Options expired during the fiscal year	-	-
Potential dilution upon exercise of all options granted	0.0467%	0.0461%

Share-based compensation – year ended 12/31/2014

	Board of Directors	Executive Management
No. of members	6.00	10.00
No. of members receiving compensation	6.00	10.00
Weighted average exercise price:
Options outstanding in the beginning of fiscal year	10.72	11.95
(b) Options lost during the fiscal year	-	-
(c) Options exercised during the fiscal year	0.92	0.32
(d) Options expired during the fiscal year	-	-
Potential dilution upon exercise of all options granted	0.0289%	0.0712%

Share-based compensation – year ended 12/31/2013

	Board of Directors	Executive Management
No. of members	5.00	10.00
No. of members receiving compensation	5.00	10.00
Weighted average exercise price:
Options outstanding in the beginning of fiscal year	8.20	7.79
(b) Options lost during the fiscal year	-	-
(c) Options exercised during the fiscal year	-	0.37
(d) Options expired during the fiscal year	-	-
Potential dilution upon exercise of all options granted	0.0525%	0.1169%

For each grant recognized in income for the past three (3) fiscal years and the current fiscal year
Current Fiscal Year (*)	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management
Stock Options
Grant Date	11/30/2011	11/30/2011	11/30/2012	11/30/2012	12/2/2013	12/2/2013
Number of Options Granted	1,514,280	1,368,595	1,148,120	950,485	1,052,074	925,027
Vesting Period	11/30/2016	11/30/2016	11/30/2017	11/30/2017	12/2/2018	12/2/2018
Term for exercise of the Options	11/30/2021	11/30/2021	11/30/2022	11/30/2022	12/2/2023	12/2/2023
Lock-up Period	NA	NA	NA	NA	NA	NA
Fair value of options on grant date	6,496,261.20	5,871,272.55	6,440,953.20	5,332,220.85	6,428,172.14	5,651,914.97

Current Fiscal Year (*) Cont. II	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management
Stock Options
Grant Date	12/1/2014	12/1/2014	12/1/2015	12/1/2015	12/22/2015	12/22/2015
Number of Options Granted	1,421,323	1,142,103	484,967	1,090,569	-	505,918
Vesting Period	12/1/2019	12/1/2019	12/1/2020	12/1/2020	12/22/2020	12/22/2020
Term for exercise of the Options	12/1/2024	12/1/2024	12/1/2025	12/1/2025	12/22/2025	12/22/2025
Lock-up Period	NA	NA	NA	NA	NA	NA
Fair value of options on grant date	7,390,879.60	5,938,935.60	3,802,141.28	8,550,060.96	-	3,966,397.12

Current Fiscal Year (*) Cont. III	Board of Directors	Executive Management	Board of Directors	Executive Management
Stock Options
Grant Date	12/1/2016	12/1/2016	12/22/2016	12/22/2016
Number of Options Granted	484,967.00	1,090,569	0	505,918
Vesting Period	12/1/2020	12/1/2020	12/22/2020	12/22/2020
Term for exercise of the Options	12/1/2025	12/1/2025	12/22/2025	12/22/2025
Lock-up Period	NA	NA	NA	NA
Fair value of options on grant date	3,802,141.28	8,550,060.96	-	3,966,397.12

(*) Based on the best estimates of the Company’s management and on data for the fiscal year 2015.

12/31/2015	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management
Stock Options
Grant Date	3/30/2010	3/30/2010	8/19/2010	8/19/2010	11/30/2010	11/30/2010
Number of Options Granted	852,850	147,125	58,050	-	811,900	1,121,300
Vesting Period	3/30/2015	3/30/2015	3/30/2015	3/30/2015	11/30/2015	11/30/2015
Term for exercise of the Options	3/30/2020	3/30/2020	3/30/2020	3/30/2020	11/30/2020	11/30/2020
Lock-up Period	NA	NA	NA	NA	NA	NA
Fair value of options on grant date	2,899,690.00	500,225.00	255,746.24	-	2,934,823.64	4,053,230.39

12/31/2015 Cont. I	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management
Stock Options
Grant Date	11/30/2011	11/30/2011	11/30/2012	11/30/2012	12/2/2013	12/2/2013
Number of Options Granted	1,514,280	1,368,595	1,148,120	950,485.00	1,052,074	925,027
Vesting Period	11/30/2016	11/30/2016	11/30/2017	43,069.00	12/2/2018	12/2/2018
Term for exercise of the Options	11/30/2021	11/30/2021	11/30/2022	44,895.00	12/2/2023	12/2/2023
Lock-up Period	NA	NA	NA	NA	NA	NA
Fair value of options on grant date	6,496,261.20	5,871,272.55	6,440,953.20	5,332,220.85	6,428,172.14	5,651,914.97

12/31/2015 Cont. II	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management
Stock Options
Grant Date	12/1/2014	12/1/2014	12/1/2015	12/1/2015	12/22/2015	12/22/2015
Number of Options Granted	1,421,323	1,142,103	484,967	1,090,569	0	505,918
Vesting Period	12/1/2019	12/1/2019	12/1/2020	12/1/2020	12/22/2020	12/22/2020
Term for exercise of the Options	12/1/2024	12/1/2024	12/1/2025	12/1/2025	12/22/2025	12/22/2025
Lock-up Period	NA	NA	NA	NA	NA	NA
Fair value of options on grant date	7,390,879.60	5,938,935.60	3,802,141.28	8,550,060.96	-	3,966,397.12

12/31/2014	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management
Stock Options
Grant Date	8/28/2009	8/28/2009	3/30/2010	3/30/2010	8/19/2010	-
Number of Options Granted	701,175	1,149,850	852,850	816,825	116,100	-
Vesting Period	8/28/2014	8/28/2014	3/30/2015	3/30/2015	3/30/2015	-
Term for exercise of the Options	8/28/2019	8/28/2019	3/30/2020	3/30/2020	3/30/2020	-
Lock-up Period	NA	NA	NA	NA	NA	NA
Fair value of options on grant date	2,539,936.32	4,165,216.64	2,899,690.00	2,777,205.00	511,492.00	-

12/31/2014 Cont. I	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management
Stock Options
Grant Date	11/30/2010	11/30/2010	-	2/28/2011	11/30/2011	11/30/2011
Number of Options Granted	606,825	1,774,800	-	278,050	662,005	1,776,920
Vesting Period	11/30/2015	11/30/2015	-	4/30/2012	11/30/2016	11/30/2016
Term for exercise of the Options	11/30/2020	11/30/2020	-	4/30/2017	11/30/2021	11/30/2021
Lock-up Period	NA	NA	NA	NA	NA	NA
Fair value of options on grant date	2,193,526.74	6,415,476.05	-	2,490,243.61	2,840,001.45	7,622,986.60

12/31/2014 Cont. II	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management
Stock Options
Grant Date	11/30/2012	11/30/2012	12/2/2013	12/2/2013	12/1/2014	12/1/2014
Number of Options Granted	548,870	1,702,160	467,260	1,551,126	567,819	2,135,934
Vesting Period	11/30/2017	11/30/2017	12/2/2018	12/2/2018	12/1/2019	12/1/2019
Term for exercise of the Options	11/30/2022	11/30/2022	12/2/2023	12/2/2023	12/1/2024	12/1/2024
Lock-up Period	NA	NA	NA	NA	NA	NA
Fair value of options on grant date	3,079,160.70	9,549,117.60	3,155,725.10	10,475,810.57	3,459,586.95	13,013,740.99

12/31/2013	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management
Stock Options
Grant Date	4/30/2008	4/30/2008	-	3/30/2009	8/28/2009	8/28/2009
Number of Options Granted	1,728,250	2,320,675	-	2,577,575	701,175	4,346,625
Vesting Period	4/30/2013	4/30/2013	-	3/30/2014	8/28/2014	8/28/2014
Term for exercise of the Options	4/30/2018	4/30/2018	-	3/30/2019	8/28/2019	8/28/2019
Lock-up Period	NA	NA	-	NA	NA	NA
Fair value of options on grant date	5,775,811.50	7,755,695.85	-	6,828,975.65	2,539,936.32	15,745,214.40

12/31/2013 Cont. I	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management
Stock Options
Grant Date	3/30/2010	3/30/2010	8/19/2010	-	11/30/2010	11/30/2010
Number of Options Granted	852,850	1,433,625	116,100	-	606,825	2,066,100
Vesting Period	3/30/2015	3/30/2015	3/30/2015	-	11/30/2015	11/30/2015
Term for exercise of the Options	3/30/2020	3/30/2020	3/30/2020	-	11/30/2020	11/30/2020
Lock-up Period	NA	NA	NA	-	NA	NA
Fair value of options on grant date	2,899,690.00	4,874,325.00	511,492.48	-	2,193,526.74	7,468,455.64

12/31/2013 Cont. II	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management
Stock Options
Grant Date	2/28//2011	-	2/28//2011	-	2/28//2011	-
Number of Options Granted	1,406,330	-	614,910	-	522,110	-
Vesting Period	4/27/2011	-	4/27/2012	-	4/27/2013	-
Term for exercise of the Options	4/27/2016	-	4/27/2017	-	4/27/2018	-
Lock-up Period	NA	-	NA	-	NA	-
Fair value of options on grant date	12,595,260.61	-	5,507,207.91	-	4,676,079.95	-

12/31/2013 Cont. III	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management
Stock Options
Grant Date	11/30/2011	11/30/2011	11/30/2012	11/30/2012	12/2/2013	12/2/2013
Number of Options Granted	662,005	1,976,090	548,870	1,860,395	467,260	1,737,528
Vesting Period	11/30/2016	11/30/2016	11/30/2017	11/30/2017	12/2/2018	12/2/2018
Term for exercise of the Options	11/30/2021	11/30/2021	11/30/2022	11/30/2022	12/2/2023	12/2/2023
Lock-up Period	NA	NA	NA	NA	NA	NA
Fair value of options on grant date	2,840,001.45	8,477,426.10	3,079,160.70	10,436,815.95	2,854,958.60	10,616,296.08

(1) Whenever necessary, the number of options granted and fair value were adjusted to reflect all stock splits that took place within the relevant period.

(2) For certain stock option plans, the exercise price is restated according to the variation of the IGP-M index and deducted from the amounts of dividends and interest on own capital paid by the Company since the date the options were granted, reason why the prices informed in each table (this is to say, in relation to 2009, 2010 and 2011, respectively) are different.

(3) The potential dilution considers that 100% of the options granted are exercised on the base date of the Reference Form, namely, December 31, 2013, and that the Company issues new shares as a result of the exercise of such options. Dilution is calculated by the ratio between the number of new shares issued and the total number of shares of the capital stock after such issuance. For further information, please refer to item 13.9.

(4) According to the accounting method of predecessor cost adopted by the Company, data related to periods before 2013 relates to Companhia de Bebidas das Américas – Ambev historical information.

Calculation log of the potential dilution resulting from the exercise of options

The potential dilution mentioned in the tables above and represented in the table below considers that 100% of the options granted to the members of the Board of Directors and Executive Management are exercised on the base date of this Reference Form, this is to say, December 31, 2015, and that the Company issues new shares as a result  thereof. The dilution is calculated by the ratio between the number of new shares issued and the total number of shares of the capital stock after such issuance.

Body	Grant Date	Number of Options	Shares of the Capital Stock at the End of the Year (12/31/2015)	Potential dilution if all options are exercised
Board of Directors	04/27/06	1,438,950	15,717,615,419	0.0092%
	04/30/07	1,143,150	15,717,615,419	0.0073%
	04/30/08	989,925	15,717,615,419	0.0063%
	08/28/09	701,175	15,717,615,419	0.0045%
	03/30/10	852,850	15,717,615,419	0.0054%
	08/19/10	58,050	15,717,615,419	0.0004%
	11/30/10	811,90	15,717,615,419	0.0052%
	11/30/11	1,514,280	15,717,615,419	0.0096%
	11/30/12	1,148,120	15,717,615,419	0.0073%
	12/02/13	1,052,074	15,717,615,419	0.0067%
	12/01/14	1,421,323	15,717,615,419	0.0090%
	12/01/15	484,967	15,717,615,419	0.0031%
Executive Officers	4/30/2007	452.775	15,717,615,419	0.0029%
	4/30/2008	372,875	15,717,615,419	0.0024%
	3/30/2009	318,375	15,717,615,419	0.0020%
	8/28/2010	2,194,500	15,717,615,419	0.0140%
	3/30/2010	147,125	15,717,615,419	0.0009%
	11/30/2010	1,121,300	15,717,615,419	0.0071%
	2/28/2011	278,050	15,717,615,419	0.0018%
	6/27/2011	2,359,930	15,717,615,419	0.0150%
	11/30/2012	1,368,595	15,717,615,419	0.0087%
	12/21/2011	189,015	15,717,615,419	0.0012%
	11/30/2012	950,485	15,717,615,419	0.0060%
	12/21/2013	925,027	15,717,615,419	0.0059%
	12/1/2014	1,142,103	15,717,615,419	0.0073%
	12/1/2015	1,090,569	15,717,615,419	0.0069%
	12/22/2015	505,918	15,717,615,419	0.0032%

(1)   When required, the number of options and fair value were adjusted to reflect the stock splits consummated in the period.

(2)   According to the accounting method of predecessor cost adopted by Ambev S.A., data related to periods before 2014 related to Companhia de Bebidas das Américas – Ambev historical information.

13.6. Information regarding outstanding options held by the Board of Directors and Executive Management at the end of the last fiscal year

12/31/2015	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management
Number of members	1.00	-	1.00	1.00	1.00	2.00	-	1.00	1.00	2.00
Nº of members receiving compensation	1.00	-	1.00	1.00	1.00	2.00	-	1.00	1.00	2.00
Grant Date	04/27/06	04/27/06	04/30/07	04/30/07	04/30/08	04/30/08	03/30/09	03/30/09	08/28/09	08/28/09
Options not qualified for exercise
Number of Options	-	-	-	-	-	-	-	-	-	-
Date on which they may be exercised	-	-	-	-	-	-	-	-	-	-
Maximum term for exercise	-	-	-	-	-	-	-	-	-	-
Lock-up Period	-	-	-	-	-	-	-	-	-	-
Weighted average exercise price	-	-	-	-	-	-	-	-	-	-
Fair value of options on the last day of the fiscal year	-	-	-	-	-	-	-	-	-	-
Options qualified for exercise
Number of Options	1,438,950	-	1,143,150	452,775	989,925	372,875	-	318,375	701,175	2,194,500
Maximum term for exercise	04/27/16	04/27/16	04/30/17	04/30/17	04/30/18	04/30/18	03/30/19	03/30/19	08/28/19	08/28/19
Lock-up Period	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Weighted average price	-	0.50	-	1.03	-	2.30	-	2.81	-	4.50
Fair value of options on the last day of the fiscal year	17.63	17.63	17.21	17.21	16.02	16.02	17.33	17.33	15.82	15.82
Fair value of the total of options on the last day of the fiscal year	25,370,888.69	-	19,673,135.11	7,792,069.06	15,858,993.14	5,973,606.15	-	5,516,258.10	11,092,011.58	34,715,184.38

12/31/2015 Cont. I	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management
Number of members	1.00	1.00	1.00	-	1.00	7.00	-	1.00	-	1.00
Nº of members receiving compensation	1.00	1.00	1.00	-	1.00	7.00	-	1.00	-	1.00
Grant Date	03/30/10	03/30/10	08/19/10	08/19/10	11/30/10	11/30/10	02/28/11	02/28/11	06/27/11	06/27/11
Options not qualified for exercise
Number of Options	-	-	-	-	-	-	-	-	-	-
Date on which they may be exercised	-	-	-	-	-	-	-	-	-	-
Maximum term for exercise	-	-	-	-	-	-	-	-	-	-
Lock-up Period	-	-	-	-	-	-	-	-	-	-
Weighted average exercise price	-	-	-	-	-	-	-	-	-	-
Fair value of options on the last day of the fiscal year	-	-	-	-	-	-	-	-	-	-
Options qualified for exercise
Number of Options	852,850	147,125	58,050	-	811,900	1,121,300	-	278,050	-	275,130
Maximum term for exercise	03/30/20	03/30/20	03/30/20	03/30/20	11/30/20	11/30/20	04/30/17	04/30/17	04/30/17	04/30/17
Lock-up Period	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Weighted average exercise price	-	-	7.47	-	9.36	9.36	-	8.72	-	10.11
Fair value of options on the last day of the fiscal year	14.00	14.00	10.88	10.88	10.54	10.54	-	10.64	-	10.44
Fair value of the total of options on the last day of the fiscal year	11,941,173.94	2,059,969.77	631,460.22	-	8,560,555.75	11,822,824.45	-	2,958,305.59	-	2,872,407.41

12/31/2015 Cont. II	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management
Number of members	-	1.00	-	1.00	-	1.00	5.00	9.00	-	1.00
Nº of members receiving compensation	-	1.00	-	1.00	-	1.00	5.00	9.00	-	1.00
Grant Date	06/27/11	06/27/11	06/27/11	06/27/11	06/27/11	06/27/11	11/30/11	11/30/11	12/21/11	12/21/11
Options not qualified for exercise
Number of Options	-	-	-	-	-	-	1,514,280.00	1,368,595.00	-	-
Date on which they may be exercised	-	-	-	-	-	-	11/30/16	11/30/16	-	-
Maximum term for exercise	-	-	-	-	-	-	11/30/21	11/30/21	-	-
Lock-up Period	-	-	-	-	-	-	N/A	N/A	-	-
Weighted average exercise price	-	-	-	-	-	-	-	-	-	-
Fair value of options on the last day of the fiscal year	-	-	-	-	-	-	10.35	10.35	-	-
Options qualified for exercise
Number of Options	-	250,790	-	239,295	-	1,594,715	-	-	-	34,625.00
Maximum term for exercise	04/30/18	04/30/18	03/30/19	03/30/19	08/28/19	08/28/19	-	-	04/30/18	04/30/18
Lock-up Period	N/A	N/A	N/A	N/A	N/A	N/A	-	-	N/A	N/A
Weighted average exercise price	-	10.11	-	10.11	-	10.11	-	-	-	13.42
Fair value of options on the last day of the fiscal year	-	10.44	-	10.44	-	10.44	-	-	-	9.96
Fair value of the total of options on the last day of the fiscal year	-	2,618,293.36	-	2,498,283.47	-	16,649,115.61	-	-	-	344,775.59

12/31/2015 Cont. III	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management
Number of members	-	1.00	-	1.00	6.00	8.00	6.00	8.00	7.00	8.00
Nº of members receiving compensation	-	1.00	-	1.00	6.00	8.00	6.00	8.00	7.00	8.00
Grant Date	12/21/11	12/21/11	12/21/11	12/21/11	11/30/12	11/30/12	12/02/13	12/02/13	12/01/14	12/01/14
Options not qualified for exercise
Number of Options	-	-	-	-	1,148,120.00	950,485.00	1,052,074.00	925,027.00	1,421,323.00	1,142,103.00
Date on which they may be exercised	-	-	-	-	11/30/17	11/30/17	12/02/18	12/02/18	12/01/19	12/01/19
Maximum term for exercise	-	-	-	-	11/30/22	11/30/22	12/02/23	12/02/23	12/01/24	12/01/24
Lock-up Period	-	-	-	-	N/A	N/A	N/A	N/A	N/A	N/A
Weighted average exercise price	-	-	-	-	-	-	-	-	-	-
Fair value of options on the last day of the fiscal year	-	-	-	-	9.63	9.63	10.15	10.15	10.94	10.94
Options qualified for exercise
Number of Options	-	89,730.00	-	64,660.00	-	-	-	-	-	-
Maximum term for exercise	08/28/19	08/28/19	03/30/20	03/30/20	-	-	-	-	-	-
Lock-up Period	N/A	N/A	N/A	N/A	-	-	-	-	-	-
Weighted average exercise price	-	13.42	-	13.42	-	-	-	-	-	-
Fair value of options on the last day of the fiscal year	-	9.96	-	9.96	-	-	-	-	-	-
Fair value of the total of options on the last day of the fiscal year	-	893,479.09	-	643,846.63	-	-	-	-	-	-

12/31/2015 Cont. IV	Board of Directors	Executive Management
Number of members	6.00	10.00
Number of members receiving compensation	6.00	10.00
Grant Date	12/01/15	12/01/15
Options not qualified for exercise
Number of Options	484,967.00	1,090,569.00
Date on which they may be exercised	12/01/20	12/01/20
Maximum term for exercise	12/01/25	12/01/25
Lock-up Period	N/A	N/A
Weighted average exercise price	-	-
Fair value of options on the last day of the fiscal year	11.30	11.30
Options qualified for exercise
Number of Options	-	-
Maximum term for exercise	-	-
Lock-up Period	-	-
Weighted average price	-	-
Fair value of options on the last day of the fiscal year	-	-
Fair value of the total of options on the last day of the fiscal year	-	-

(1) Whenever necessary, the number of options granted and fair value were adjusted to reflect all stock splits that took place within the relevant period.

(2) According to the accounting method of predecessor cost adopted by the Company, data related to periods before 2013 relates to Companhia de Bebidas das Américas – Ambev historical information.

13.7. In relation to the options exercised and shares transferred as share-based compensation to the Board of Directors and Executive Management in the last three fiscal years:

December 31, 2015

	Board of Directors	Executive Management
No. of members	2	7
Nº of members receiving compensation	2	7
Options exercised
Number of shares	664,875	2,809,625
Weighted average exercise price	R$9.19	R$3.90
Difference between the exercise price and the market value of the shares resulting from the options exercised	6,005,494	42,711,611
Shares transferred
Number of shares transferred	-	-
Weighted average acquisition price	-	-
Difference between the acquisition price and the market value of the shares acquired	-	-

December 31, 2014

	Board of Directors	Executive Management
No. of members	1	5
Nº of members receiving compensation	1	5
Options exercised
Number of shares	6,271,425	7,243,550
Weighted average exercise price	R$6.15	R$2.77
Difference between the exercise price and the market value of the shares resulting from the options exercised	R$60,346,317.54	R$96,053,259.88
Shares transferred
Number of shares transferred	-	-
Weighted average acquisition price	-	-
Difference between the acquisition price and the market value of the shares acquired	-	-

December 31, 2013

	Board of Directors	Executive Management
No. of members	-	3
Nº of members receiving compensation	-	3
Options exercised
Number of shares	-	437,950
Weighted average exercise price	-	R$3.52
Difference between the exercise price and the market value of the shares resulting from the options exercised	-	R$6,421,993.78
Shares transferred
Number of shares transferred	-	-
Weighted average acquisition price	-	-
Difference between the acquisition price and the market value of the shares acquired	-	-

13.8. Information required to understand the data disclosed in items 13.5 to 13.7, including the pricing method applied to determine the value of shares and options):

Taking into account that the Company received the effective Programs of Companhia de Bebidas das Américas – Ambev, and that the same terms and conditions were kept, subject to the required adjustments, though the Migration Program, below is the criteria for comprehension of the information disclosed on sections 13.5 to 13.7, such as the explanation of shares and options pricing method used by Companhia de Bebidas das Américas – Ambev and now used by the Company.

In the case of Share Appreciation Rights, at the end of vesting period, the number of Share Appreciation Rights shall be converted into an amount in Brazilian Reais equal to the closing price of preferred shares or ADRs issued by the Company and traded at BM&FBovespa or NYSE, respectively, on the trading session immediately before such term, where each Share Appreciation Rights shall correspond to one preferred share or ADR, as applicable.

a. pricing model

The fair value of options granted until 2010 and received by the Company is determined based on Hull Binomial Pricing Model, amended to reflect the directive of Technical Pronouncement CPC 10 – Share-Based Payment, that the premises regarding cancellation prior to the expiration term may not affect the fair value of an option

The model is based on the core assumption that price behavior of a share in future periods may be approached by two possible ways: one upward and another downward. Then, a binomial tree is built in relation to the share price. The upward and downward factors are determined based on volatility of the share and the time frame between the steps in the tree. The trajectories for share price are determined until maturity.

In parallel, a tree is also constructed to represent the option value for each period. The option value is determined backwards, this is to say, it starts from the expiration of vesting period. In the final period, the holder of the option shall decide whether to exercise the option or not. For grants as from 2010, the fair value of grant 1 options corresponds to the closing price of shares of the same type traded at BM&FBOVESPA on the day immediately before its grant date, or in specific cases, e.g. the employees of certain subsidiaries, the average closing price of an American Depositary Receipt (“ADR”) during the same period, traded at the New York Stock Exchange – NYSE, provided that a discount may be applied under certain conditions as provided in each program. The fair value of grant 2 options shall correspond to the closing price of shares of the same type traded at BM&FBOVESPA on the trading session immediately before the grant date, or, in the case of Beneficiaries non-resident in Brazil, the closing price of ADRs traded at NYSE on the same date.

b. data and assumptions used in the pricing model, including the weighted average price of shares, the exercise price, the expected volatility, the duration of the option, expected dividends and risk free interest rate

Calculation date

According to Technical Pronouncement CPC 10 – Share-Based Payment, options must be assessed on the date of their respective grant (in this case, the date of approval of the relevant Program).

Weighted average price of shares

The price of the shares of the Company taken as basis to calculate the value of the respective options is their Market Value, as defined below.

Exercise price

Programs from 2006 to 2010

Lot A and Lot C options must be acquired for an exercise price corresponding to the average closing prices of shares of the same type traded at BM&FBOVESPA over a 30-day window before grant date (“Market Value”), or, in specific cases, e.g. to employees of subsidiaries of the Company headquartered abroad, the average closing price of ADRs traded at NYSE over the same period, or as specifically determined by the Program. The exercise price of Lot B options is the Market Value, applying a 10% discount.

In the case of the Supplementary Option (Lot C), the amounts corresponding to dividends and interest on own capital effectively paid out by the Company on the underlying shares during the period between grant date and exercise date is deducted from the exercise price.

Programs beginning in 2010

For programs beginning in 2010, the exercise price of grant 1 options corresponds to the closing price of the underlying share traded at BM&FBOVESPA on the day immediately before grant date. In some specific cases, e.g. for employees of certain subsidiaries, the exercise price is the average closing price of American Depositary Receipts (“ADRs”) traded at the New York Stock Exchange (“NYSE”) over the same period, and, subject to certain conditions established in each Program, a discount shall be applied. The exercise price of grant 2 options corresponds to the closing price of stocks of the same type on the trading session of BM&FBOVESPA immediately before the grant date, or, in case of Beneficiaries residing abroad, the closing price of ADRs traded at NYSE on the same date.

Share Appreciation Rights

There is no exercise price for Share Appreciation Rights. They represent an obligation of the Company to pay to Beneficiary, on the date of expiration of the relevant terms contractually agreed, an amount corresponding to the market price of preferred shares of the Company traded at BM&FBOVESPA or ADRs traded at NYSE. There is no disbursement by the Beneficiary.

Expected volatility

The expected volatility is based on historical volatility calculated since March 29, 2004. Based on the Hull Binomial Model, it is assumed that all employees would exercise their options immediately if the price of the shares of the Company would reach 2.5 times the exercise price. The Company will not use the sliding window method, in which volatility estimate is fixed length “m” (i.e., for each daily update information from the previous day is aggregated and the information of m+1 days ago is disregarded). To calculate the expected volatility, the Company used the daily stock returns of Companhia de Bebidas das Americas - AmBev, which Programs were migrated to the Company under the Migration Program, since March 29, 2004. For every daily update of the calculation, information concerning that day is added to the base and no information is disregarded. Therefore, the base has mobile extension beginning on March 29, 2004 until the date of calculation.

Duration of options

Programs from 2006 to 2010

According to the option granting model used by the Company, Lot A and Lot B options must be immediately exercised, since they have a duration equal to zero. The Supplementary Option, in turn, has a total duration of ten years, consisting of a five-year vesting period and a five-year exercise period.

Programs beginning in 2010

Under the 2010.2 and the 2011.1, 2012.1, 2013.1 and 2014.1 Programs, approved by Companhia de Bebidas das Americas - AmBev or the Company, as applicable, Grant 1 options must be exercised immediately, since they have a duration equal to zero. Grant 2 options under the 2010.3, 2011.2, 2012.2, 2012.3, 2013.2, 2013.3, 2014.2, 2014.3, 2015.1, 2015.2 and 2015.3 Programs (also approved by Companhia de Bebidas das Americas - AmBev or the Company, as applicable), in turn, have total duration of ten years, consisting of the vesting period and the exercise period.

Expected dividends (dividends distribution rate)

The dividends distribution rate represents the ratio between the dividend per share paid out over a certain period and the price of share in the market. The Companhia de Bebida das Américas – Ambev’s dividend distribution rate of 5% was calculated based on its history of dividends distribution and payment of interest on own capital. However, since some of the options granted are protected in terms of dividends, meaning that the amounts paid out as dividends and interest on own capital are deducted from their exercise price, in these cases, the Company’s dividends distribution rate is zero for purposes of calculating the fair value of the options.

Risk-free interest rate

The risk-free interest rates were obtained from the Central Bank of Brazil (Bacen) and refer to the rates of the Special System of Clearance and Custody (Selic) for securities with a similar maturity on the respective grant dates.

For illustrative purposes, the data explained in this item “b” was the following for the options granted in the fiscal years of 2013, 2014 and 2015:

OPTION PRICING MODEL

Assumptions	2015
Pricing Model	Hull Binomial
Fair value of options granted	7.84
Share price	18.41
Exercise price	18.41
Expected volatility(*)	27.5%
Vesting (years)	5
Expected dividends	5%
Risk-free interest rate	15.9%

OPTION PRICING MODEL

Assumptions	2014
Pricing Model	Hull Binomial
Fair value of options granted	5.20
Share price	15.93
Exercise price	15.93
Expected volatility(*)	32.5%
Vesting (years)	5
Expected dividends	5%
Risk-free interest rate	2.2% to 12.4%

OPTION PRICING MODEL

Assumptions	2013
Pricing Model	Hull Binomial
Fair value of options granted	6.11
Share price	17.09
Exercise price	17.09
Expected volatility(*)	32.8%
Vesting (years)	5
Expected dividends	0% to 5%
Risk-free interest rate	1.9% to 12.6%

(i) Information based on the weighted average of the programs granted,, exception made to the estimate on dividends and risk-free interest rate

(ii) The percentages include the stock options and ADRs granted during the fiscal year, whereas ADRs are denominated in US Dollars.

c. method used and assumptions made to incorporate the expected effects of early exercise of options

Based on the Hull Binomial Model used by the Company, it is assumed that all the employees would exercise their options immediately if the price of the shares issued by the Company reached 2.5 times the exercise price.

The premise for the period in which the option will be exercised after the expiration of the grace period is related to the behavior of the beneficiaries of the options, which differs from individual to individual. Ideally, measuring past behavior of participants of the Company would be a more appropriate way to estimate future behavior, however Company’s Plan, which received, under the Migration Program, the effective programs of Companhia de Bebidas das Americas – AmBev, underwent significant changes, especially in relation to the protection of dividends, relevant factor to the decision on the exercise of the option.

Given the abovementioned situation, and considering the adoption by Companhia de Bebidas das Americas - AmBev of the Binominal Hull Model for the evaluation of the options, Companhia de Bebidas das Americas - AmBev chose to use as a premise the average result of two studies cited by Hull himself, and carried out by Huddart and Lang and Carpenter, who concluded that the exercise of options in a compensation program occurred when the price of the stock issued by the Company reached 2.8 times the exercise price, in the first study, and 2.2 times the exercise price, in the second study.

d. how the expected volatility is determined

For the 2009 Programs, the expected volatility (approved by Companhia de Bebida das Américas – Ambev and received by the Company) is based on historical data of the last 252 days. For the Programs beginning 2010 (also approved by Companhia de Bebida das Américas – Ambev and received by the Company), the expected volatility is measured since March, 2004. As explained in “c”, above, the Hull binomial model, adopted by the Company, assumes that all employees would exercise their options immediately if the price of the shares issued by the Company reached 2.5 times the exercise price.

e. has any other characteristic of the option been incorporated to the determination of its fair value

Not applicable.

13.9 Shares or quotas directly or indirectly held, in Brazil or abroad, and other securities convertible into shares or quotas issued by the Issuer, its direct or indirect shareholders, subsidiaries or affiliates by members of the Board of Directors, Executive Management and Fiscal Council, grouped by body:

Instruments issued by Ambev

Body	Nº Shares and ADRs	No. of Deferred Shares	Nº Options	Total
Board of Directors	42,078,150	1,973,246	11,616,764	55,668,160
Executive Management	7,003,857	2,420,943	13,416,642	22,841,442
Fiscal Council	7,225	-		7,225
Total	49,089,232	4,394,189	25,033,406	78,516,827

Instruments issued by AB Inbev

Body	Nº Shares and ADRs	No. of Deferred Shares	Nº Options	Total
Board of Directors	2,202,471	611,023	5,979,787	8,793,281
Executive Management	3,080,109	171,621	1,271,100	4,522,830
Fiscal Council	-	-	-	-
Total	5,282,580	782,644	7,250,887	13,316,111

13.10. In relation to pension plans in effect granted to the members of the Board of Directors and Executive Management:

RETIREMENT BENEFITS	Board of Directors	Executive Management
No. of members	12	10.25
Nº of members receiving compensation	10	9.25
Name of the plan	Defined Contribution	Defined Contribution
Number of managers that are eligible to retire	3	0
Conditions to early retirement	53 years of age and 11 years of plan	53 years of age and 11 years of plan
Updated amount of contributions accrued until the end of the last fiscal year, after deducting the amounts corresponding to contributions made directly by the managers	R$18,833,204.01	R$3,148,343.62
Total amount of contributions made during the last fiscal year, after deducting the amounts corresponding to contributions made directly by the managers	R$1,135,654.32	R$510,799.23
Possibility of and conditions to early redemption

Yes, in the event of termination of employment contract with the Company and provided that participant is neither eligible to a retirement benefit under the Plan, nor elects the pro rata deferred benefit, the portability or self-sponsorship. The amount redeemed shall correspond to the contributions made by the participant him/herself.

Yes, in the event of termination of employment contract with the Company and provided that participant is neither eligible to a retirement benefit under the Plan, nor elects the pro rata deferred benefit, the portability or self-sponsorship. The amount redeemed shall correspond to the contributions made by the participant him/herself.

13.11. Compensation of the Board of Directors, Executive Management and Fiscal Council in the last three fiscal years:

12/31/2015

Body	No. of Members	No. of members receiving compensation	Highest Individual Compensation	Lowest Individual Compensation	Average Individual Compensation
Board of Directors	12.00	9.00	10,095,576.27	358,109.18	1,518,150.89
Fiscal Council	5.67	5.67	421,187.76	179,054.54	295,512.35
Executive Management	10.25	10.25	21,358,583.28	1,864,211.66	5,600,969.79

12/31/2014

Body	No. of Members	No. of members receiving compensation	Highest Individual Compensation	Lowest Individual Compensation	Average Individual Compensation
Board of Directors	12.00	9.00	5,960,938.00	332,920.00	1,310,512.00
Fiscal Council	6.00	6.00	372,799.00	166,460.00	256,336.33
Executive Management	10.00	10.00	22,489,382.00	2,326,654.00	4,968,055.40

12/31/2013

Body	No. of Members	No. of members receiving compensation	Highest Individual Compensation	Lowest Individual Compensation	Average Individual Compensation
Board of Directors	10.00	7.00	8,871,395.00	313,047.70	1,224,164.20
Fiscal Council	6.00	6.00	313,047.70	156,523.85	234,785.83
Executive Management	11.00	11.00	17,173,973.12	1,731,534.14	3,826,613.36

(1) The average compensation presented in this item is calculating taking into account the number of members of the Board of Directors (9 members) that receive compensation from the Company for their services.

(2) This corresponds to three (3) full members and three (3) alternate members of the Fiscal Council.

(3) Includes stock-based compensation and the Company’s Controlling Shareholders.

(4) According to the accounting method of predecessor cost adopted by the Company, data related to periods before 2014 related to Companhia de Bebidas das Américas – Ambev historical information.

13.12. Contractual arrangements, insurance policies and other instruments structuring compensation or indemnification mechanisms for the management in the event of dismissal from their job or retirement (including the financial consequences to the Company):

There are no contractual arrangements, insurance policies or other instruments structuring compensation or indemnification mechanisms to the management in case of dismissal from their job or retirement.

13.13. In relation to the three last fiscal years, give the percentage of the overall compensation of each body recognized in the earnings of the Company regarding the members of the Board of Directors, Executive Management and Fiscal Council that are parties related to the direct or indirect controlling shareholders, as defined by applicable accounting rules on the matter:

December 31, 2015

Body	Nº of Members	Related Party’s Compensation	Total Compensation	%
Board of Directors	5.00	833,588.37	13,663,358.00	6%
Fiscal Council	-	-	1,674,570.00	-
Executive Management	-	-	57,409,940.35	-
Total	5.00	833,588.37	72,747,868.35	1%

December 31, 2014

Body	Nº of Members	Related Party’s Compensation	Total Compensation	%
Board of Directors	5.00	666,402.88	15,056,954.00	4°%
Fiscal Council	-	-	1,691,820.00	-
Executive Management	-	-	63,036,989.00	-
Total	5.00	666,402.88	79,785,763.00	1%

December 31, 2013

Body	Nº of Members	Related Party’s Compensation	Total Compensation	%
Board of Directors	5.00	702,108.55	12,241,642.00	6%
Fiscal Council	-	-	1,408,715.00	-
Executive Management	-	-	60,985,036.00	-
Total	5.00	702,108.55	74,635,393.00	1%

(*) According to the accounting method of predecessor cost adopted by the Company, data related to periods before 2014 related to Companhia de Bebidas das Américas – Ambev historical information.

13.14. Regarding the three last fiscal years, the amounts recognized in the income statement of the Company as compensation to the members of the Board of Directors, Executive Management or Fiscal Council, grouped by body, for any reason other than their position in the Company, such as, for instance, commissions or fees for consultancy or advisory services rendered:

There are no amounts recognized in the Company’s results for the last three fiscal years as compensation for members of the Board of Directors, Executive Board or the Supervisory Board, since they do not receive compensation from the Company for any other reason (e.g., consulting, advisory etc.), except for their positions.

13.15. In relation to the three last fiscal years, the amounts recognized in the income statement of direct and indirect controlling shareholders, affiliates and subsidiaries of the Company, as compensation paid to the members of the Board of Directors, the Executive Management and Board of Officers of the Company, grouped by body, specifying the reason why such amounts were assigned to those individuals:

Fiscal Year ended December 31, 2015

	Board of Directors	Executive Management	Fiscal Council	Total
Direct and indirect shareholders	47,916,134.70	10,768,115.39	-	58,684,250.09
Companies controlled by the issuer	-	-	-	-
Affiliates	-	-	-	-

Fiscal Year ended December 31, 2014

	Board of Directors	Executive Management	Fiscal Council	Total
Direct and indirect shareholders	20,669,088.00	8,434,546.62	-	29,103,634.62
Companies controlled by the issuer	-	-	-	-
Affiliates	-	-	-	-

Fiscal Year ended December 31, 2013

	Board of Directors	Executive Management	Fiscal Council	Total
Direct and indirect shareholders	33,655,736.40	19,098,738.21	-	52,754,474.61
Companies controlled by the issuer	-	-	-	-
Affiliates	-	-	-	-

(*) Original amounts in dollars, but converted into Reais at the average annual rate for each year

(1) According to the accounting method of predecessor cost adopted by the Company, data related to periods before 2014 related to Companhia de Bebidas das Américas – Ambev historical information.

13.16. Other relevant information:

As described on item 13.4 above, Company received through the Migration Program  certain programs approved by Companhia de Bebidas das Américas – Ambev. As of 2010, Companhia de Bebidas das Américas – Ambev approved stock option programs in which the exercise of the options is immediate, however the delivery of a substantial part of the shares acquired is subject to the maintenance of the Beneficiary’s relationship with the Company for the term of five years as of the date of exercise

Given the Migration Program, the charts below demonstrate the same information required for options with immediate exercise and five years lock-up, under the Companhia de Bebidas da Américas – Ambev.

Information regarding deferred shares of the Board of Directors and Executive Management at the end of the last fiscal year and the amounts recorded in the results of the last three fiscal years of Companhia de Bebidas da Américas – Ambev and received by the Company.

12/31/2015	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management
Nº of members	2.00	7.00	2.00	9.00	2.00	8.00	2.00	8.00	1.00	9.00
No. of members receiving compensation	2.00	7.00	2.00	9.00	2.00	8.00	2.00	8.00	1.00	9.00
Stock Options
Grant date	03/28/2011	03/28/2011	03/22/2012	03/22/2012	03/28/2013	03/28/2013	03/28/2014	03/28/2014	03/30/2015	03/30/2015
Number of options granted	272,720	227,665	105,915	62,570	85,380	72,635	106,299	103,494	13,882	62,359
Number of shares transferred upon the exercise of options during the lock up period	469,479	945,735	338,080	301,125	429,367	344,950	667,263	492,265	69,057	336,868
Lock up period of deferred shares	03/28/2016	03/28/2016	03/22/2017	03/22/2017	03/28/2018	03/28/2018	03/28/2019	03/28/2019	03/30/2020	03/30/2020
Weighted average exercise price:	9.174	9.174	14.40	14.40	17.692	17.692	16.87	16.87	18.43	18.43
Fair value of shares on exercise date	4,307,000	8,676,173	4,868,352	4,336,200	7,596,361	6,102,855	11,256,727	8,304,511	1,272,721	6,208,477
Fair value of shares on the last day of the fiscal year	8,321,985	16,764,099	5,992,806	5,337,742	7,610,959	6,114,584	11,827,904	8,725,889	1,224,104	5,971,322
Dilution after exercise of options	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%

As described in item 13.4 above, as from 2011, the Board of Directors approved, for certain officers deemed by Management to have greater potential, the granting of Share Appreciation Rights. Since this compensation modality does not include equity instruments, it does not imply a dilution for other shareholders.

The table below discloses the same information required for plans that use options whose exercise is not immediate.

12/31/2015	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management
Nº of members	0.00	1.00	0.00	1.00	0.00	1.00	0.00	1.00
No. of members receiving compensation	0.00	1.00	0.00	1.00	0.00	1.00	0.00	1.00
Stock Options
Grant date	12/15/2010	12/15/2010	03/06/2012	03/06/2012	03/06/2012	03/06/2012	12/20/2012	12/20/2012
Number of options granted	-	87,385.00	-	69,985.00	-	69,985.00	-	58,145.00
Number of shares transferred upon the exercise of options during the lock up period	9.72	9.72	13.19	13.19	13.19	13.19	17.84	17.84
Lock up period of deferred shares	12/15/2020	12/15/2020	12/19/2016	12/19/2016	12/19/2021	12/19/2021	12/20/2017	12/20/2017

2015 Cont. I	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management
Nº of members	0.00	1.00	6.00	8.00	0.00	2.00
No. of members receiving compensation	0.00	1.00	6.00	8.00	0.00	2.00
Stock Options
Grant date	12/20/2012	12/20/2012	12/22/2015	12/22/2015	12/22/2015	12/22/2015
Number of shares for calculation of appreciation	-	58,140.00	-	442,566.00	-	442,566.00
Share quotation on grant date	17.84	17.84	18.00	18.00	18.00	18.00
Lock up period regarding share appreciation rights	12/20/2022	12/20/2022	12/22/2020	12/22/2020	12/22/2025	12/22/2025

Exhibit B.I – Information about the Mergers

 (pursuant to Exhibit 20-A of CVM Instruction 481/09)

1.           Protocol and justification for the operation, pursuant to articles 224 and 225 of Law 6404, of 1976.

The Protocol and Justification for the Merger of Cervejarias Reunidas Skol Caracu S.A. and Eagle Distribuidora de Bebidas S.A. by Ambev S.A. (“Protocol and Justification”) can be found in Exhibit B.I.1 of this Proposal.

2.           Other agreements, contracts and pre-contracts governing voting rights or the transfer of shares issued by the companies subsisting or resulting from the operation, filed at the Company’s head offices or those to which the Company’s controlling shareholder is party.

There are no agreements, contracts or pre-contracts, with the exception of the agreement among the shareholders of Ambev S.A (“Ambev” or “Company”), pursuant to section 12 of this Exhibit B.I.

3.           Description of the operation, including:

(a)         Terms and conditions:

The corporate restructuring will include the incorporation of the Company’s wholly-owned subsidiaries, Cervejarias Reunidas Skol Caracu S.A. (CNPJ nº 33.719.311/0001-64) (“Skol”) and Eagle Distribuidora de Bebidas S.A. (CNPJ n°12.268.405/0001-94) (“Eagle” and, together with Skol, the “Merged Companies”) by Ambev for the book value of the Merged Companies, with the consequent extinction of the Merged Companies and succession, by Ambev, to all their assets, rights and obligations (“Mergers”). The entire equity representing the capital stock of the Merged Companies, belonging to Ambev, will be canceled pursuant to article 226, para. 1 of Law No. 6404/76.

The Mergers will not result in an increase or a reduction in the shareholders’ equity or capital stock of the Company, since the shareholders’ equity of the Merged Companies is already wholly reflected in the Company’s shareholders’ equity after applying the equity accounting method.

(b)        Obligations to indemnify: (i) the managers of any of the companies involved; (ii) in the event the operation does not go ahead.

There are no obligations to indemnify.

(c)         Comparative table of the rights, advantages and restrictions involving shares of the companies involved in or resulting from the operation, before or after it.

Before and after the Mergers, only common shares issued by Ambev will exist, which will retain the same rights and advantages.

Shares issued by the Merged Companies will be canceled following the Mergers.

(d)        Need for approval by debenture holders and other creditors, as the case may be.

Eagle has eight bank credit notes, entered into with Banco J, Safra S/A (CNPJ n° 03.017.677/0001-20) (“Bank”) for obtaining funds arising from on-lending by the Special Industrial Financing Agency - FINAME), of R$1,034,560.00, R$3,655,680.00. R$1,158,300.00, R$334,495.27, R$531,568.00, R$87,047.81, R$1,267,569.41 and R$380,944.13 (“CCBs”). According to clause 20, item ‘f’ of the CCBs, the merger of Eagle with Ambev must have prior approval from the Bank.

The information on the operation contemplated in this Proposal was submitted to the Bank on March 21, 2016 and the operation was approved on March 24, 2016. The transaction is being analyzed by the BNDES at the time of this report, but we consider remote the possibility of it not being approved, given that the financial agent has approved it.

(e)         Assets and liabilities that will comprise each portion of the equity, in the event of a split.

Not applicable.

(f)         Intention of the resulting companies to obtain registration as issuers of negotiable securities.

Not applicable, since Ambev will continue to be registered as a Category A public company.

4.           Plans for carrying out the company’s business, above all with regard to any specific corporate events it is intended to promote.

Ambev will continue to engage in the production and sale of beers, concentrates, soft drinks and other beverages. Ambev’s business purpose will suffer no change from the fact that the Merged Companies have similar business purposes and the other activities in which the Merged Companies engaged will not be pursued by Ambev after the Mergers. Given the above, there will be no need for any amendments to the Ambev bylaws.

5.           Analysis of the following aspects of the operation:

(a)         Description of the key benefits expected, including: (i) synergies, (ii) tax benefits; and (iii) strategic advantages.

The aim of the Mergers is to further simplify the corporate structure and reduce the group’s operating and administration costs, which will consequently lead to benefits for the Company’s shareholders. The synergies will be achieved primarily by bringing together companies engaged in the same activity.

(b)        Costs.

The managements of the companies estimate that the costs of the mergers are approximately R$1,000,000.00, which includes advertising expenses, appraisers, lawyers, the adaptation of operating systems and other professionals hired to advise on the operation.

(c)         Risk factors

The mergers seek to combine the businesses of the companies and take advantage of the synergies obtained from integrating them. This integration process may result in operational, regulatory, commercial, financial and contractual difficulties, which could mean that the expected synergies are not achieved, or imply unexpected losses or expenses.

(d)        In case a transaction with a related party is involved, any alternatives that could have been employed to achieve the same objectives, indicating the reasons why those alternatives were ruled out.

The Merged Companies are wholly-owned subsidiaries of Ambev, thus no shares will be issued to replace those of the Merged Companies, which will be cancelled as a result of the Mergers, in accordance with article 226, para. 1, of Law No. 6404/76. Therefore, there are no reasons to adopt a different corporate structure, other than a merger, in order to carry out the operation intended.

(e)         Share exchange ratio.

Not applicable, bearing in mind that the Merged Companies are wholly-owned subsidiaries of Ambev, as a result of which the Mergers will not increase or reduce the shareholders’ equity or capital stock of the Company, since the shareholders’ equity of the Merged Companies is already wholly reflected in the Company’s shareholders’ equity after applying the equity accounting method. Furthermore, the shares issued by the Merged Companies will be canceled in the wake of the Mergers, as provided for in article 226, para. 1 of Law No. 6404/76.

(f)         In transactions involving parent companies, subsidiaries or companies under common control:

(i)    The share exchange ratio of shares calculated in accordance with article 264 of Law No. 6404, of 1976.

Not applicable, since the Merged Companies are wholly-owned subsidiaries of Ambev, and no shares will issued to replace those issued by the Merged Companies, which will be cancelled as a result of the Mergers.

(ii)  Detailed description of the process for negotiating the share exchange ratio and the other terms and conditions of the operation.

Not applicable.

(iii)                 Where the operation has been preceded, in the last twelve (12) months, by the acquisition of control or the acquisition of an equity interest in the controlling block: (a) Comparative analysis of the share exchange ratio and price paid for acquiring control; and (b) reasons that justify evaluation differences in the various operations, as the case may be.

Not applicable.

(iv)        Justification as to why the share exchange ratio is commutative, describing the procedures and criteria adopted to ensure the commutative nature of the operation or, where the share exchange ratio is not commutative, a breakdown of the payment or equivalent methods adopted to ensure proper compensation.

Not applicable.

6.           Copies of the minutes of all meetings of the board of directors, the fiscal council and special committees in which the operation was discussed, including dissenting votes, if any.

The minutes of the meeting of the Board of Directors and the opinion of the Fiscal Council of Ambev that approved the Protocol and Justification can be found in Exhibit B.I.6 to this proposal. The Mergers were unanimously approved at the meeting of the Board of Directors and received a favorable opinion from all members of the Fiscal Council at the time.

7.           Copies of studies, presentations, reports, opinions or appraisal reports of those involved in the operation, made available to the controlling shareholder at any stage of the operation.

The Appraisal Reports can be found in Exhibit B.I.7 to this proposal.

7.1.   Identification of conflicts of interest, if any, between the financial institutions, companies and the professionals that drafted the documents mentioned in section 7, as well as the companies involved in the operation.

None.

8.           Projects for bylaws or statutory amendments to the companies resulting from the operation.

None; the bylaws of Ambev will not be amended on account of the Mergers.

9.           Financial statements used for the purpose of the operations, pursuant to specific rules.

The financial statements as of February 29, 2016 of the Merged Companies can be found in Exhibit B.I.9.

10.       Pro forma financial statements used for the purpose of the operations, pursuant to specific rules.

Not applicable, given that the Merged Companies are wholly-owned subsidiaries of Ambev and that, therefore, the Mergers will not lead to an increase in the capital of Ambev, that is, there will be no dilution of the current shareholders of Ambev, applying the exception provided for in article 10 of CVM Instruction 565/15.

11.       Document containing information about the companies directly involved which are not corporations.

(a) Risk factors in accordance with sections 4.1 and 4.2 of the reference form.

4.1 Describe the risk factors that might influence investment decisions, especially those regarding:

(i)    The issuer:

Skol

If any products are defective, or where contaminants are detected, Skol may be held responsible for recalling the product or liabilities of any other nature.

Skol takes precautions to ensure that its beverages are contaminant-free and that its packaging materials (such as bottles, corks, cans and other recipients) are not defective. These precautions include quality control programs for key materials, the production process and the end-products. Skol deploys procedures to correct any problems detected.

Should any contamination or defect arise in the future, this contamination or defect may trigger disruptions in the business, product recalls, or even liability, and each of these may have an adverse effect on the business, reputation, prospects, financial position and operating results of Skol.

Although Skol has insurance policies against certain product liability risks (but not product recall), Skol may not be in a position to exercise its rights regarding those policies and, should contamination or defects occur, any amounts that Skol recovers may not be sufficient to offset any damage it might incur, which would have an adverse effect on Skol’s business, operating results and financial position.

Skol may not be able to recruit and retain key personnel.

If it is to develop, support and commercialize its products, Skol must hire and retain experienced employees with specific expertise. Implementing the strategic business plans may be difficult if the company cannot recruit or retain key personnel, or if it suffers the unexpected loss of senior employees, including those in companies it has acquired.

Skol is faced with a range of challenges inherent to managing a large number of employees across a range of geographical regions. Employees may choose to leave their jobs for different reasons, including reasons that Skol is unable to control. The impact of losing key personnel cannot be determined, as it depends, among other things, on Skol’s ability to recruit other personnel with similar experience and abilities at an equivalent cost. There is no certainty that Skol will be able to retain and successfully manage key employees, which could impact the business and have a material adverse effect on the company’s financial position, operating results and competitive position.

Information technology failures could adversely affect Skol’s operations.

Skol increasingly depends on information technology systems to process, transmit and store electronic information. A significant portion of the communication between Skol, its clients and suppliers depends on information technology. As with all systems of this nature, Skol’s information systems may be vulnerable to a range of interruptions caused by events over which it has no control, including, but not limited to, natural disasters, terrorist attacks, telecommunication breakdowns, computer viruses, attacks by hackers and other security issues. These or other similar interruptions could interfere with Skol’s operations, cash flows and/or financial position.

Skol depends on information technology in order to operate efficiently and interface with clients, in addition to ensuring that its management and internal controls run smoothly. The concentration of processes in shared services centers means that any problem could have an impact on a major portion of Skol’s business. If the resources required for building and sustaining the appropriate technological infrastructure are not allocated and managed effectively, Skol may be exposed to operating errors, processing inefficiencies, loss of clients and business problems, in addition to loss or damage to intellectual property arising from security failures. Like all information technology systems, Skol’s system could be invaded from outside, in an attempt to steal information, or interrupt its business processes. Such interruptions could have a material adverse effect on Skol’s business, operating results, cash flows and financial position.

Skol’s insurance cover may not be sufficient to offset certain losses it may incur in the future.

The cost of Skol’s insurance policies may rise in the future. Moreover, certain types of losses, such as those resulting from war, acts of terrorism or natural disasters are, generally speaking, not insured, either because no insurance is available, or because insurance cannot be obtained on terms that are economically viable. Furthermore, insurance companies have recently become more reluctant to insure these types of events. Should an uninsured event occur, or losses incurred that exceed the insured limits, this could have an adverse impact on Skol’s business, operating results and financial position.

Eagle

The success of the operation depends on the ability to attract, train and retain qualified professionals.

The quality of our service depends on our ability to attract, train and retain qualified professions to run the business. There is a shortage of specialist, qualified manpower in the industry, not to mention the competition for qualified professionals to operate new technologies available in the vehicles. Furthermore, it is difficult to find qualified professionals to design logistics solutions. Even if we are able to hire, train and retain qualified professionals, there is no guarantee that this will not involve substantial costs.

The resale value of the assets used in the operations is fundamental to the expected return on the investments

The business model involves financed purchases of assets to be used in providing services to clients and their subsequent resale at the end of the financing agreements, whose term usually matches that of the services agreement with clients. Pricing of the services takes into account the disposal of the assets at the end of this cycle, and their volume and resale price are essential for achieving the minimum return expected in each operation. Any credit restrictions and/or increase in interest rates, among other factors, may directly or indirectly affect the secondary market for these assets and significantly reduce their liquidity. Market price volatility may also reduce the resale value, creating a discount that exceeds the acquisition price. It is impossible to guarantee the behavior of the market in absorbing these assets, which may have an adverse effect on the business.

Information technology failures could adversely affect Eagle’s operations.

Eagle increasingly depends on information technology systems to process, transmit and store electronic information. A significant portion of the communication between Eagle, its clients and suppliers depends on information technology. As with all systems of this nature, Eagle’s information systems may be vulnerable to a range of interruptions caused by events over which it has no control, including, but not limited to, natural disasters, terrorist attacks, telecommunication breakdowns, computer viruses, attacks by hackers and other security issues. These or other similar interruptions could interfere with Eagle’s operations, cash flows and/or financial position.

Eagle depends on information technology in order to operate efficiently and interface with clients, in addition to ensuring that its management and internal controls run smoothly. The concentration of processes in shared services centers means that any problem could have an impact on a major portion of Eagle’s business. If the resources required for building and sustaining the appropriate technological infrastructure are not allocated and managed effectively, Eagle may be exposed to operating errors, processing inefficiencies, loss of clients and business problems, in addition to loss or damage to intellectual property arising from security failures. Like all information technology systems, Eagle’s system could be invaded from outside, in an attempt to steal information, or interrupt its business processes. Such interruptions could have a material adverse effect on Eagle’s business, operating results, cash flows and financial position.

(ii)  Its direct or indirect parent company or controlling group:

Skol

As parent company of Skol, the Company has powers to elect the management and to determine, generally speaking, the outcome of most of the measures requiring approval, including distributions of dividends, the conclusion of corporate restructurings, new share issues, sales of important assets and amendments to the bylaws.

Eagle

As parent company of Eagle, the Company has powers to elect the management and to determine, generally speaking, the outcome of most of the measures requiring approval, including distributions of dividends, the conclusion of corporate restructurings, new share issues, sales of important assets and amendments to the bylaws.

(iii)                 Its shareholders:

Skol

Not applicable, since Skol is a wholly-owned subsidiary of the Company.

Eagle

Not applicable, since Eagle is a wholly-owned subsidiary of the Company.

(iv)                 Its subsidiaries and affiliates:

Skol

Please see section (i) above. There are no other risk factors concerning the subsidiaries and affiliates.

Eagle

Please see section (i) above. There are no other risk factors concerning the subsidiaries and affiliates.

(v)  Its suppliers:

Skol

Skol is financially dependent on third parties, including important suppliers, and the termination or modification of the agreements with these third parties could adversely affect its business.

Both Skol and the Company depend on third parties, including suppliers of a range of raw materials for manufacturing beer and soft drinks, as well as packaging material, including, aluminum cans, glass, barrels and PET bottles. Both Skol and the Company strive to limit their exposure to market fluctuations for these supplies, by entering into medium and long-term fixed price agreements. Both Skol and the Company have a limited number of suppliers of aluminum cans, glass and PET bottles. Although, generally speaking, both Skol and the Company have other suppliers of raw materials and packaging materials, termination or amendments to key agreements with several important suppliers, disagreements with suppliers on payment or other conditions, or the failure of an important supplier to meet its contractual obligations or to deliver materials that are compatible with current use, will force, or may force, both Skol and the Company to purchase from alternative suppliers in each case and at potentially higher prices than those agreed with the supplier in question. This may have a material adverse impact on Skol’s production, distribution and sales of beer and soft drinks, in addition to adversely affecting its business, operating results, cash flows and/or financial position.

In the case of certain packaging supplies, raw materials and commodities, both Skol and the Company depend on a small number of important suppliers. Should these suppliers find it impossible to continue supplying us, and in the event it is impossible to develop alternative sources of supplies, Skol’s operations and financial results may be adversely affected.

Eagle

 Significant increases in the cost structure of the business may adversely affect operating results.

It is difficult to pass on higher costs of key inputs and raw materials to clients, which may have an adverse effect on our financial position and results. The price and availability of inputs and raw materials depends on political, economic and market factors beyond our control. We cannot foresee when prices will be adjusted.

Risks involving the concentration of automotive manufacturers responsible for supplying the market

The heavy vehicle manufacturing industry shows concentration of 72% in the manufacturers Volkswagen/MAN, Mercedes Benz and Ford. Therefore, the success of Eagle’s activities depends on its relations with these manufacturers. Should the image, reputation, financial position, production and distribution capacity, ability to innovate or success of the ranges of vehicles produced by the suppliers be adversely affected, the prices and inventories of available assets, the conditions of the agreements between Eagle and its clients and, consequently, its operating and financial results may be adversely affected.

(vi)                 Its customers:

Skol

The demand for products may be adversely affected by changes in consumer preferences and tastes.

Both Skol and the Company depend on their ability to respond to consumer preferences and tastes. Consumer preferences and tastes can change in unpredictable ways as a result of a range of factors, such as changes in demographics, consumers’ health concerns with obesity, product attributes and ingredients, changes in travel, vacation and leisure activity patterns, climate, adverse publicity arising from lawsuits or proceedings by the regulators against Skol, the Company or companies in the same industry, or by a slowdown in the economy. Consumers may also switch their preference to competitor products or reduce their overall demand for products in our business segment.

Eagle

As a service provider using fixed assets, the results depend on the volume of business with clients.

The agreements between Eagle and clients entitle the latter to early, unilateral termination. A reduction in business volume would result in lower operating margins because of lower dilution of fixed costs. If the agreements with clients are rescinded or not renewed, the demand for services reduced, or if our clients experience adverse economic effects, our financial position and results will be adversely affected.

(vii)               The sectors of the economy where the issuer operates:

Skol

If Skol fails to satisfactorily comply with the laws and regulations intended to counter government corruption, it may find itself subject to fines, penalties or other administrative sanctions, in addition to unfavorable media coverage that may affect its reputation and sales.

Although Skol is committed to conducting its business affairs in a legal and ethical manner, reflecting the local and international requisites and standards applicable to business, the risk exists that its employees or agents might engage in acts that violate applicable laws and regulations that, as a rule, prohibit making improper payments to foreign public employees in order to obtain or maintain business, including the laws concerning the 1997 OECD Convention on Combating Bribery of Foreign Public Employees in International Business Transactions, such as The United States Foreign Corrupt Practices Act or FCPA.

Furthermore, on January 29, 2014, the Brazilian government enacted Law No. 12846/13, imposing objective liability on businesses for acts of corruption committed by their managers, employees and agents, or the Brazilian Anti-Corruption Law. Under the Brazilian Anti-Corruption Law, businesses considered guilty of acts of corruption may be fined up to 20% of the gross invoicing of the previous business year or, in the event it is impossible to estimate gross invoicing, the fine will be set at between R$6,000.00 and R$60,000,000.00. Among other sanctions, the Brazilian Anti-Corruption Law also provides for forfeit of any benefits illegally obtained, the suspension of business operations, confiscation of assets and dissolution of the legal entity. Adopting an effective compliance program may be taken into account by the Brazilian authorities in imposing sanctions under the terms of the Brazilian Anti-Corruption Law.

In spite of the new Brazilian Anti-Corruption Law, Brazil is still perceived as having a high risk of public sector corruption, which to a certain extent leaves us exposed to possible violations of the FCPA or other anti-corruption laws. For example, several allegations of high-level corporate corruption have surfaced, primarily since early 2014.

Although we have implemented what we understand to be a very robust compliance and anti-corruption program to detect and prevent violations of the applicable anti-corruption laws, which includes a strict requirement forbidding our employees and agents from violating those laws, there is still a certain degree of degree of risk of improper conduct occurring, which would expose us to the potential liability and costs associated with an investigation of possible misconduct. Another potential effect on our name or brand, associated with misconduct, is negative media coverage which, even if unjustified or groundless, could adversely affect our reputation and sales. Therefore, if we become involved in any investigations under the FCPA, the Brazilian Anti-Corruption Law or other applicable anti-corruption laws, our business may be adversely affected.

The competition could cause Skol’s margins to fall, raising its costs and reducing its profitability.

At the global level, breweries compete primarily on the basis of brand image, price, quality, distribution networks and consumer service.

Competitors may divert consumers and clients from Skol’s products. Competition in the market where Skol operates may force it to reduce prices, increase its capital investment or, together with the Company, increase marketing and other expenditures, without Skol or the Company being able, in exchange, to raise their prices to recoup the higher costs, thereby resulting in a reduction in margins and the Company losing market share. Any of the facts mentioned could have a material adverse effect on the business, the financial position and the results of its operations. Moreover, innovation faces inherent risks, and the new products that Skol, together with the Company, may launch may not find success with consumers and clients.

Furthermore, the absence of a level playing field and the lack of transparency, or even unfair or illegal practices, such as tax evasion and corruption, can distort the competitive environment and lead to material adverse effects on Skol’s profitability and its ability to operate.

The Brazilian government has enacted regulations requiring the mandatory installation of production (volume) control systems, known as SICOBE, at all beer and soft drink plants, to help governments counter tax evasion in the beverages industry. We have finished installing this equipment on the production lines, and it covers over 98% of the joint total volume of Skol and the Company. The objective of reducing tax evasion is being achieved where federal taxes are concerned. State governments have also begun using SICOBE data to identify potential tax evasion at state level, but implementation of this procedure is still work in progress at state level.

Seasonal consumption cycles and adverse climatic conditions may result in fluctuations in demand for the product manufactured by Skol.

Seasonal consumption cycles and adverse climatic conditions may have an effect on its operations. This fact is especially true during the summer months, when unexpectedly cold or humid weather can affect the volumes of sales of Skol products.

Eagle

The deteriorating economic and market conditions in Brazil may affect business.

Growth in Eagle’s business is directly linked to the expansion of the Brazilian domestic market, and its business is tied to its clients’ operations. A slowdown in the country’s economic growth, leading to lower demand in the wholesale and retail sectors, lower investments in capital goods and infrastructure, in addition to fiercer competition within the industry, may directly affect our operating and financial results.

Lack of maintenance involving Brazil’s highways may have an adverse effect on transportation costs.

A significant portion of Eagle’s costs and expenses involves fleet maintenance and depreciation. Lack of highway maintenance can result in damage, affecting the planning of the delivery map by requiring longer transportation times, wear and tear on tires, additional fuel costs and a reduction in service levels, which may adversely affect our financial position and results.

Expenses involving compensation of any nature, accidents, robberies and other complaints may have a significant impact on our operating results.

More frequent and serious accidents, loss or damage to cargoes, cargo theft, workers’ compensation, third-party compensation or an unfavorable increase in complaints may have an adverse effect on our operating results and financial position.

Competition, primarily from other providers of logistics management services, may adversely affect our business.

The logistics segment is a highly competitive and fragmented one in which formal competitors exist. This scenario leads to lower margins in the segments where we operate.

If Eagle fails to satisfactorily comply with the laws and regulations intended to counter government corruption, it may find itself subject to fines, penalties or other administrative sanctions, in addition to unfavorable media coverage that may affect its reputation and sales.

Although Eagle is committed to conducting its business affairs in a legal and ethical manner, reflecting the local and international requisites and standards applicable to the business, the risk exists that its employees or agents might engage in acts that violate applicable laws and regulations that, as a rule, prohibit making improper payments to foreign public employees in order to obtain or maintain business, including the laws concerning the 1997 OECD Convention on Combating Bribery of Foreign Public Employees in International Business Transactions, such as The United States Foreign Corrupt Practices Act or FCPA).

Furthermore, on January 29, 2014, the Brazilian government enacted Law No. 12846/13, imposing objective liability on businesses for acts of corruption committed by their managers, employees and agents, or the Brazilian Anti-Corruption Law. Under the Brazilian Anti-Corruption Law, businesses considered guilty of acts of corruption may be fined up to 20% of the gross invoicing of the previous business year or, in the event it is impossible to estimate gross invoicing, the fine will be set at between R$6,000.00 and R$60,000,000.00. Among other sanctions, the Brazilian Anti-Corruption Law also provides for forfeit of any benefits illegally obtained, the suspension of the business operations, confiscation of assets and dissolution of the legal entity. Adopting an effective compliance program may be taken into account by the Brazilian authorities in imposing sanctions under the terms of the Brazilian Anti-Corruption Law.

In spite of the new Brazilian Anti-Corruption Law, Brazil is still perceived as having a high risk of public sector corruption, which to a certain extent leaves us exposed to possible violations of the FCPA or other anti-corruption laws. For example, several allegations of high-level corporate corruption have surfaced, primarily since early 2014.

Although we have implemented what we understand to be a very robust compliance and anti-corruption program to detect and prevent violations of the applicable anti-corruption laws, which includes a strict requirement forbidding our employees and agents from violating those laws, there is still a certain degree of degree of risk of improper conduct occurring, which would expose us to the potential liability and costs associated with an investigation of possible misconduct. Another potential effect on our name or brand, associated with misconduct, is negative media coverage which, even if unjustified or groundless, could adversely affect our reputation and sales. Therefore, if we become involved in any investigations under the FCPA, the Brazilian Anti-Corruption Law or other applicable anti-corruption laws, our business may be adversely affected.

(viii)             The regulations of the sectors in which the issuer operates:

Skol

The Brazilian government has had and continues to have a significant influence on the Brazilian economy; the economic and political scenario in Brazil has a direct impact on Skol's business, and may adversely affect its results.

The hallmark of the Brazilian economy has been the significant involvement of the Brazilian government, frequently changing monetary, credit and other policies, so as to influence the Brazilian economy. The measures by the Brazilian government to control inflation, while affecting other monetary policies, have often involved controls on salaries and prices and the Central Bank’s benchmark interest rate, in addition to other measures such as “freezing” of bank accounts, as was the case in 1990.

The economic measures taken by the Brazilian government may have a material effect on Brazilian businesses and other entities, including Skol, as well as on market conditions and Brazilian bond prices. Skol’s financial position and operating results may be adversely affected on account of the following factors and the Brazilian government’s response to these factors:

 (i) devaluations and other variances in currency rates;

 (ii) inflation;

 (iii) investments;

 (iv) exchange control policies;

 (v) unemployment levels;

 (vi) social unrest;

 (vii) price instability;

 (viii) energy shortages;

 (ix) shortages or rationing of water;

 (x) interest rates;

 (xi) domestic capital and credit market liquidity;

 (xii) taxation policy; and

 (xiii) other domestic political, diplomatic, social and economic factors, or those affecting Brazil.

Any such situations may adversely affect Skol’s financial position and results.

The higher taxes levied on beverages in Brazil, and the high levels of tax evasion may adversely affect the Company’s results and profitability.

Increases in the already high tax levels in Brazil could have an adverse effect on Skol’s profitability. Higher taxes on beverages usually result in higher prices of these products for consumers. Higher beverage prices usually result in lower levels of consumption and, consequently, lower net income from sales. Lower net income from sales means lower margins, since part of Skol’s costs are fixed, therefore they do not vary significantly based on production levels. There is no guarantee that the Brazilian government will not raise current tax levels, at both the state and federal level, and that this will not affect Skol’s business.

In recent years, the beverages industry in Brazil has experienced tax increase at both the federal and state levels. Federal taxes rose in October 2012, based on consumer price research. Moreover, in April 2013 and April 2014, approval was given for higher rates on the following federal taxes levied on beer: (1) Federal VAT, or IPI, (2) Social Integration Program, or PIS tax and (3) and Contributory Tax for Financing Social Security, or COFINS, and in May 2014, a new increase was announced in IPI, PIS and COFINS for the second half of 2014. Furthermore, in 2013 the following five Brazilian states raised their rates of State VAT, or ICMS, on beer: Minas Gerais, Ceará, Amazonas, Mato Grosso and the Federal District. In January 2014, the state government of Bahia also raised the ICMS rate on beer. In January 2015, the Brazilian government enacted Law No. 13097, which introduced new arrangements for taxing beer and soft drinks. This law is the outcome of efforts by the Brazilian Government and the beverage companies to create a less complex, more predictable fiscal system for the industry. According to Law No. 13097, the new model took effect as of May 1, 2015. Among other changes, the new set of rules stipulates that IPI, PIS and COFINS taxes are payable by manufacturers and wholesalers, and they should be calculated based on the respective selling price (ad valorem). Under the previous legislation, these taxes were paid solely by the manufacturers at fixed amounts per liter of beer or soft drink manufactured (ad rem). We cannot guarantee that the Brazilian government, at the state and/or federal level, will not entertain the idea of additional increases in the taxes levied on beverages in the future.

In addition, the beverage industry in Brazil is plagued by a high level of tax evasion, which occurs primarily because of the high tax burden on this industry. Higher taxes may result in greater tax evasion, leading to unfair pricing practices within the industry. The Brazilian government has enacted regulations requiring the mandatory installation of production (volume) control systems, known as SICOBE, at all beer and soft drink plants, to help the state and federal governments counter tax evasion in the beverages industry. The installation of the equipment on Skol’s production lines has been concluded and covers, together with the Company, more than 98% of the total volume produced. The objective of reducing tax evasion is being achieved where federal taxes are concerned. State governments have begun using the information from the production control systems at all beer and soft drink plants, so as to detect potential evasion of state taxes. However, this procedure is still being implemented by the state governments, with only a few sanctions imposed so far.

The regulations on alcoholic beverages, to which Skol is subject, may have an adverse effect on its results.

Skol’s activities are regulated by federal, state, municipal and local laws and regulations concerning matters such as licensing requirements, business practices and related issues. Skol is subject to complaints involving allegation of non-compliance with laws and regulations currently in force, which might result in fines or other penalties. Both the Brazilian Government, as well as several Brazilian states and municipalities, recently enacted laws restricting business hours at certain points of sale, prohibiting sales of alcoholic beverages at points of sale along highways, as well as banning sales of soft drinks in schools. Furthermore, the Brazilian Congress is analyzing proposals for regulations that impose stamps on beer cans, also affecting consumption, sales and commercialization of alcoholic beverages, including beer, and which, if enacted, may impose restrictions on alcoholic beverage commercials on television at certain times of the day, in addition to restricting the business hours at certain points of sale, among others. In addition, several lawsuits are currently going through the Brazilian courts, which could lead to restrictions on advertising alcoholic beverages. These restrictions could have an adverse effect on the results of Skol’s operations.

Moreover, from time to time, the companies operating in the alcoholic beverage and soft drink industry are exposed to collective actions or other proceedings involving the advertising of alcohol, alcoholism or the consequences for health of the excessive consumption of beer, other alcoholic beverages and soft drinks.

Eagle

The Brazilian government has had and continues to have a significant influence on the Brazilian economy; the economic and political scenario in Brazil has a direct impact on Eagle's business, and may adversely affect its results.

The hallmark of the Brazilian economy has been the significant involvement of the Brazilian government, frequently changing monetary, credit and other policies, so as to influence the Brazilian economy. The measures by the Brazilian government to control inflation, while affecting other monetary policies, has often involved controls on salaries and prices and the Central Bank’s benchmark interest rate, in addition to other measures such as “freezing” of bank accounts, as was the case in 1990.

The economic measures taken by the Brazilian government may have a material effect on Brazilian businesses and other entities, including Eagle, as well as on market conditions and the Brazilian bond prices. Eagle’s financial position and operating results may be adversely affected on account of the following factors and the Brazilian government’s response to these factors:

 (i) devaluations and other variances in currency rates;

 (ii) inflation;

 (iii) investments;

 (iv) exchange control policies;

 (v) unemployment levels;

 (vi) social unrest;

 (vii) price instability;

 (viii) energy shortages;

 (ix) shortages or rationing of water;

 (x) interest rates;

 (xi) domestic capital and credit market liquidity;

 (xii) taxation policy; and

 (xiii) other domestic political, diplomatic, social and economic factors, or those affecting Brazil.

Any such situations may adversely affect Eagle’s financial position and results.

 Foreign countries where the issuer operates:

Skol

Not applicable.

Eagle

Not applicable.

(ix)                 Socioenvironmental issues:

Skol

Natural disasters, or those of another nature, could interrupt Skol’s operations.

Skol’s business and results of operations could be adversely affected on account of social, technical or physical risks, such as earthquakes, hurricanes, flooding, fire, blackouts, water shortages, failures of information technology and telecommunication systems, political instability, military conflicts and uncertainties arising from terrorist attacks, including a global economic slowdown, the economic consequences of any military action and attendant political instability.

Climate change, or legal, regulatory or market measures to deal with climate change may have an adverse effect on Skol’s business or operations, while a shortage or poor quality of water could adversely affect Skol’s production costs and capacity.

There is growing concern that carbon dioxide and other greenhouse gases in the atmosphere may have an adverse effect on global temperatures, weather patterns and the frequency and severity of extreme climatic events and natural disasters. In the event these climate changes have an adverse effect on agricultural production, Skol may experience a reduced availability or less favorable prices for certain agricultural products required for its products, such as barley, hops, sugar and corn. Moreover, public expectations regarding the reduction of greenhouse gas emissions may result in higher costs of energy, transportation and raw materials, and may force us to make additional investments in facilities and equipment, because of higher pressure from regulatory bodies. As a result, the effects of climate change could have long-term material adverse effects on Skol’s business and results of operations.

Skol also has to deal with the risk of water shortages. Available drinking water is a finite resource in many parts of the world, facing unprecedented challenges in the wake of climate change and the resulting changes in rainfall patterns and the frequency of extreme weather conditions, excessive exploitation, higher pollution and poor water management. As the demand for water continues to rise worldwide, and as water becomes scarcer and its quality deteriorates, Skol may be affected by higher production costs or limitations on capacity, which could adversely affect its business and results of operations.

Eagle

Environmental laws and regulations may require higher expenditures than those currently incurred, and non-compliance with these laws and regulations could result in civil, administrative and criminal penalties.

Eagle’s activities are subject to local, state and federal environmental laws, in addition to the regulations, approvals and permits that encompass, among other things, waste disposal and the discharging of pollutants into water and the soil. Any non-compliance with these laws, regulations, permits and approvals, or failure to obtain or renew them, may result in civil, criminal and administrative penalties being imposed, such as fines, cancellation of permits and revocation of approvals, in addition to adverse publicity and liability for clean-ups or for environmental damage. It is possible that new regulations will be published, or amendments made to applicable legislation and, consequently, future expenditures for remaining in compliance with the regulations may rise, adversely affecting the availability of resources for capital expenditures and other purposes.

4.2 Give a quantitative and qualitative description of the main market risks to which the issuer is exposed, including those involving currency and interest rate risks.

Skol

The results of Skol’s operations are affected by variances in currency rates.

Skol incurs currency risks whenever one of its operations engages in transactions denominated in currencies other than its functional currency, including purchase and sale transactions or when issuing or assuming debt. Although Skol, together with the Company and its operating companies, currently have hedge policies to manage exchange rate and commodity price risks, so as to mitigate exchange rate exposure, there is no guarantee that these policies will be able to mitigate, via hedging, successfully and effectively in terms of cost, the effects of this exchange rate exposure, especially in the long term.

The depreciation of the Brazilian Real against the US dollar may adversely affect Skol’s financial performance.

The lion’s share of Skol’s sales is denominated in Brazilian Reais, while a significant portion of the group’s debt is denominated in or indexed to the US dollar. Furthermore, a significant portion of Skol’s production costs, especially those involving packaging, such as cans and PET bottles, as well as sugar, hops and malt, are denominated in or linked to the US dollar. In this case, any depreciation of the Brazilian currency could increase financial expenses and operating costs, affecting Skol’s ability to meet its foreign currency obligations. Although Skol’s current policy, together with the Company, is to hedge practically all its US dollar-denominated debts and production costs, Skol cannot guarantee that it will always be possible to hedge in the future.

Eagle

Within its current operating context, Eagle has no exchange rate risks that could be considered material.

(b) Description of the key changes in the risk factors that took place during the previous fiscal year and the expectation regarding higher or lower exposure to risks as a result of the operation, in accordance with section 5.4 of the reference form.

There are no changes to report. After the Mergers, the Merged Companies will no longer exist.

(c) Description of its activities, as per sections 7.1, 7.2, 7.3 and 7.4 of the reference form.

7.1 Give a brief description of the activities in which the issuer and its subsidiaries are engaged.

Skol concentrates on (a) manufacturing and selling beer, soft drinks, dietary products, animal feed, ice and carbon dioxide and similar products in all modalities; and (b) research, planting and commercialization of barley seeds, brewers malt and sub-products.

Eagle concentrates on transportation for loading and unloading, intermediation, contracting and sub-contracting transportation services.

Aspen Equities Corp, Eagle’s subsidiary, is dedicated to (a) activities normally undertaken by investment companies and, therefore, it purchases and holds, on its own and others’ behalf, shares, debentures, negotiable instruments, notes, general obligations and bonds, and it may enforce all rights and powers conferred by ownership of such bonds and securities; (b) investment and marketing of real estate enterprises; and (c) trading activities of any kind or nature and sale or supply of related products and services.

Brahmaco International Limited, Eagle’s subsidiary, is dedicated to (a) the manufacture, purchase, sale, enhancement, processing, preservation, refinement, gasification, mineralization, bottling, and other operations involving mineral water and any other liquids, and it may operate as a manufacturer or dealer for factories, machinery, containers, siphons, filters, bottles, appliances, devices, and other receptacles; (b) conducting business and operating in commercial or banking activities, as a dealer, commission agent, shipper, carrier, or any other role in order to import, export, sell, buy, exchange, trade, levy, grant advances, or otherwise handle goods, products, and merchandise; (c) the transport in any way - such as by air, road, river or sea -, storage and warehousing of goods, merchandise, and products of any kind.

Jalua Spain S.L., Eagle’s subsidiary, is dedicated to directing and managing the funds owned by entities whose principal place of business in not located in Spanish territory and to raising financial resources for the group companies to which the company belongs.

7.2 For each operating segment mentioned in the last fiscal year end financial statements or, where applicable, in the consolidated financial statements, provide the following information:

(a)   marketed products and services.

The Merged Companies operate in the trade and/or transportation of beer, soft drinks, dietary products, animal feed, ice, carbon dioxide, and similar products.

(b)   revenue from the segment and its share in the issuer’s net revenues and profit or loss from the segment and its share in the issuer’s net profit.

	Skol	Ambev %	Eagle	Ambev %	Ambev
Net Revenues	914,601,772.30	4.1372%	11,508,816.41	0.0521%	22,106,964,406.07
Accrued Profit	328,366,653.09	2.6431%	952,059,974.73	7.6632%	12,423,770,854.89

7.3 For products and services corresponding to the operating segments disclosed in item 7.2, describe:

(a)   manufacturing process characteristics.

a.1. Skol’s manufacturing process characteristics:

Beer

The basic manufacturing process for most beers is linear, involving, however, significant know-how for cost and quality control. The most important stages are mashing and fermenting, followed by maturing, filtering, and packaging. Although malted barley (malt) is the main ingredient, other grains, such as unmalted barley, corn, rice, or wheat are sometimes added to produce different beer flavors. The proportion and choice of other raw materials vary according to regional taste preferences and beer types.

The first step in the mashing process is producing wort by mixing malt with hot water and gradually heating it to about 75°C in mash tuns to dissolve the starch and transform it into a mixture, called “wort,” which includes maltose and other sugars. The used grains are filtered and the liquid, now called “wort,” is boiled. At this point, hops are added, giving beer its special bitter taste and aroma, and helping preserve it. Wort is boiled for one to two hours to sterilize and concentrate it, as well as to extract the hops flavor. Then, it is cooled using a heat exchanger. The hopped wort is saturated with air and oxygen, essential for growing yeast in the next stage.

Yeast is a microorganism that consumes the sugars contained in the wort, generating alcohol and CO2. This fermenting process takes from 5 to 11 days, after which wort finally becomes beer. Different beer types are produced by using different yeast filtering and wort compositions. The cells of some yeast varieties reach the top when the fermentation finishes. Alcoholic beverages and wheat beers are produced this way. Pilsners are produced by using yeast cells that settle in the bottom.

During the maturing process, the liquid is clarified by the precipitation of yeast and other particles. Additional filtering improves beer clarification. Maturing varies according to the beer type, and it may take up to three weeks. After this period, beer is ready for packaging in kegs, cans, or bottles.

Soft Drinks

Soft drinks are produced by mixing water, flavored concentrates, and sugar or sweetener. Water is processed to eliminate mineral salts and filtered to remove impurities. Purified water is combined with processed sugar or, in case of diet soft drinks, with artificial sweeteners and concentrates. Carbon dioxide gas is injected into the mixture to produce carbonation. Immediately after carbonation, the mixture is bottled. In addition to these inputs, delivering the product to consumers requires packaging, such as PET or glass bottles, aluminum or steel cans, labels, and plastic or metal caps. The technology used in the soft drink manufacturing process is common to the market, with no need for different equipment or proprietary technologies.

Non-Carbonated Drinks

The non-carbonated drink production process begins by dissolving sugar in the amounts described in the formulation and simple syrup in fresh, dechlorinated water in stainless steel tanks, under homogenization. Syrup is heated and transferred, by piping, to the plate filter and then cooled by a plate heat exchanger. The filling begins by dissolving, in the product preparation tank, citric acid and mineral salts previously dissolved in dechlorinated water. Flavoring is then added in the amount found in the formulation. All these steps occur under homogenization. To ensure the product’s microbiological preservation, it is subjected to flash pasteurization and aseptically filled, being then labeled and packed. Today, Skol uses specific indicators to measure its productivity and efficiency, such as: extract loss; carbon dioxide balance; water consumption; diatomaceous earth consumption, and heat energy consumption. The technology used in the non-carbonated drink manufacturing process is common to the market, with no need for different equipment or proprietary technologies.

Installed Capacity

For illustrative purposes, we report that, in 2015, Skol’s beer and soft drink production was 4,635 million hectoliters and the total production capacity was approximately 8,555 million hectoliters.

Maintenance

Skol’s equipment maintenance process is performed at least annually, always in reverse cycle to production peaks.

Risks Inherent to the Process

Some risks inherent in the production process that may cause interruption of activities, such as fire, explosion, strikes, etc., are present but their impacts are minimized in Skol’s operations. For example, if the operations of a plant are unexpectedly interrupted, Skol can transfer production to another plant, in most cases without detriment to the supply. However, in the period of higher capacity utilization due to the business seasonality, Skol may have some loss due to a decrease in the sales volume, but this will not significantly impact its operating result. Moreover, all Skol’s plants have accident insurance.

Productivity Indicators

There are no typical productivity indicators for the beverage industry. However, Skol has internal goals for water, energy, and extract use, among others. For its economic group, water consumption in production, for example, was reduced by 3.35% in 2015, as compared to 2014. Regarding manufacturing productivity, there was a 5% increase in 2015, as compared to 2014. The evolution of performance indicators in 2015 was mainly due to the use of new technologies added to the Company’s management system.

a.2. Eagle’s manufacturing process characteristics:

Not applicable, since Eagle operates only in the transportation and logistics market.

(b)   distribution process characteristics.

b.1. Skol’s distribution process characteristics:

Beer Distribution

Distribution is an important characteristic in this market, since the retailers are fragmented in almost one million points of sale. Skol’s distribution uses the Company’s distribution network, which is structured in two separate ways, namely: (i) a network of exclusive outsourced distributors, involving around 136 organizations; and (ii) its own direct distribution system, involving more than 112 distribution centers across most Brazilian regions, using outsourced logistics, without its own truck fleet. Its own direct distribution centers, as well as the plants, are owned by the Company or its controlled companies, and have their own sales teams to access various sales channels, such as bars, supermarkets, bakeries, restaurants, convenience stores and grocery stores. The networks of exclusive outsourced distributors have no corporate relationship with the Company and have their own sales teams to access the same sales channels as used by the Company’s own direct distribution system. In addition, the plants may sell directly to some larger customers.

Soft Drink Distribution in Brazil

The products in the soft and non-carbonated drink segment are sold through the same distribution system as is used for beer.

b.1. Eagle’s distribution process characteristics:

Beer and Soft Drink Distribution

Eagle operates in distributing the Company’s products in the direct distribution system, using its own fleet of 44 trucks, in order to access various sales channels, such as bars, supermarkets, bakeries, restaurants, convenience stores and grocery stores. Service is based on quality standards and service levels are constantly monitored through Eagle’s management systems. In addition, the plants may distribute directly to some larger customers.

Currently, Eagle’s distribution operations are restricted to the City of Volta Redonda, State of Rio de Janeiro, and neighboring cities.

(c)    operating market characteristics, especially (i) share of each market; and (ii) competitive conditions in those markets.

c.1. Skol’s operating market characteristics:

The Beer Market in Brazil

In 2015, Brazil was one of the world’s largest beer markets in volume, reaching 126.5 million hectoliters, according to our estimates. Beer is predominantly sold in bars for consumption on the premises, in returnable, 600ml standard glass bottles. The second packaging preference is the non-returnable, 350ml aluminum can, predominantly sold in supermarkets for off-premise consumption.

According to our estimates, in 2015, Skol, along with the Company, held a 67.5% market share in Brazil in beer sales volumes, mainly through our three main brands: Skol, Brahma, and Antarctica. Our closest competitors are: Cervejaria Petrópolis with a 12.8% market share; Heineken, with 9.3%; and Brasil Kirin, with a 8.4% market share, according to our estimates.

The Soft Drink Market in Brazil

In Brazil, the soft and non-carbonated drink market covers various segments, including soft drinks (“CSD”), mineral water, isotonic drinks, energy drinks, and iced tea. The soft drink segment is the most significant to Skol’s business, jointly with the Company, representing approximately 90% of the RefrigeNanc unit profits.

Our main competitor in this market is The Coca-Cola Company. In 2015, according to our estimates, The Coca-Cola Company’s family of brands held a 60.7% share in the Brazilian carbonated soft drink market, while Skol, along with the Company, held a 19.1% market share. In addition to The Coca Cola Company, we face competition from small regional bottlers that produce what are usually referred to as “B Brands”. B Brands compete mainly in price, usually being sold at a lower price than our products.

Our main carbonated soft drink brands are Guaraná Antarctica (including Guaraná Antarctica Black, a Guaraná Antarctica brand extension released in 2015), leader in the “different from cola” flavor segment, with a 10.4% market share in Brazil in 2015, and Pepsi Cola, with a 4.6% market share, in each case according to our estimates. Pepsi Cola is sold under our exclusive production and bottling contract with PepsiCo. Our portfolio of non-alcoholic beverages also includes such brands as Gatorade, in the isotonic drink market, H2OH!, in the flavored water market, Lipton Ice Tea, in the iced tea market, also sold under PepsiCo’s license, Monster, in the energy drink market, sold under Monster Energy Company’s license, and Fusion, a proprietary brand that, in 2015, became the third largest energy drink brand in the Brazilian market.

c.2. Eagle’s operating market characteristics:

The Distribution Market in Brazil

In Brazil, the logistics activity faces difficulties due to the country’s transport infrastructure deficiencies but is an activity with an important position in markets with increased movement of finished goods and raw materials.

In view of this scenario, logistics operators are trying to innovate their technologies and services in order to increase their customers’ productivity.

The Brazilian logistics market is marked by a highly competitive and disperse environment, where companies seek different operators for certain activities and 90% of them outsource only part of the operation, usually transport.

In view of the market conditions and since Eagle operates exclusively for the Company, we inform that it does not have a significant market share.

(d)   any seasonality.

d.1. Seasonality applicable to Skol:

For illustrative purposes, we reported that beverage sales in Skol markets are seasonal. Usually, sales are higher during summer and the major public holidays. Therefore, in the southern hemisphere, the overall sales volume is highest in the fourth quarter due to early summer and year-end festivities.

d.2. Seasonality applicable to Eagle:

The fleet/team sizing is based on the forecast beer and soft drink sales volume. Therefore, seasonality in Eagle’s operations is directly related to the seasonality in sales of these products.

(e)   main inputs and raw materials, stating: (i) description of relationships with suppliers, including whether they are subject to government control or regulation, identifying the agencies and their applicable legislation; (ii) possible dependence on few suppliers; and (iii) possible price volatility.

e.1. Main inputs and raw materials related to Skol:

Beer

The main raw materials used in the manufacturing process are: malt, unmalted cereals, hops, and water. Some of these materials are obtained from international and local suppliers.

Malt and Barley

Malt is widely available and Skol’s needs are met by domestic and international suppliers, as well as by the Company’s malting plants. In the case of beer operations in Brazil, about 80% of our malt needs are supplied by the Company’s malting plants, located in southern Brazil, Argentina, and Uruguay.

For the rest of the demand, the main malt supplier is Cooperativa Agroindustrial Agrária, contracted by the Company. Malt market prices are volatile and depend on the quality and level of barley crop production in the world, as well as on demand intensity.

Hops

Two types of hops are used in beer production: hops giving beer its bitter taste, usually imported from the United States, and hops responsible for the beer’s distinctive flavor, usually imported from Europe. Hops are supplied by a few international companies, especially, Barth-Haas Group, Hopsteiner, Kalsec, and HVG.

Unmalted Cereals

Corn syrup is obtained from Ingredion, Cargill, and Tereos Syral. Some plants buy corn to produce grits, while other plants buy rice and corn grits, which are generally widely available, from local suppliers.

Water

Water represents a small part of Skol’s raw material costs. Skol acquires the water it needs from various sources, such as lakes and reservoirs, deep wells, rivers adjacent to its plants, and utilities. Skol monitors the quality, taste, and composition of the water it uses, treating it to remove impurities and observing strict quality standards and the applicable regulations. Due to technological advances, Skol has continuously reduced water consumption per hectoliter produced.

Soft Drinks

The main raw materials used by Skol in the soft drink manufacturing process are: concentrates (including guarana extract), sugar, sweetener, juices, water, and carbon dioxide gas. Most of these materials are obtained from local suppliers.

Guarana Fruit

The Company has 1,070 hectares of land that supply fifteen tons of guarana seeds (berries) per year, or about 5% of its needs. The rest is purchased by the Company directly from independent farmers in the Amazon region, as well as in other guarana producing regions in Brazil. The Company provides this input to Skol.

Concentrates

The Company has a concentrate plant in northern Brazil, which produces concentrates to meet the production needs of its own brand, Guaraná Antarctica, among others. Pepsi soft drink concentrate is purchased from PepsiCo. The Company provides concentrates to Skol.

Sugar

Sugar is widely available and is purchased by the Company’s regional purchasing organization. The Company uses derivative instruments to avoid the impact of short-term sugar price volatility on production costs. The Company provides sugar to Skol.

Others

The Company buys fruit juice, pulp, and concentrates used in manufacturing soft drinks with fruit flavors, mostly from local suppliers. These products are purchased mainly from Louis Dreyfus Commodities and Cutrale, in Brazil; San Miguel, in Argentina; and Citrojugo, in Mexico. The Company provides juices to Skol.

Packaging

Packaging costs include the cost of glass and PET bottles, aluminum and steel cans, plastic film (vacuum packaged and stretched), paper labels, plastic closures, metal caps, and cardboard, which are borne by the Company.

The main aluminum can suppliers are Rexam and Crown. The main glass bottle suppliers are Verallia (part of the St. Gobain group), Owens-Illinois Glass Containers, and Vidroporto, and part of the glass bottles are supplied internally by the Company-owned glass bottle plant located in Rio de Janeiro.

The beer and soft drink labels are mostly purchased from local suppliers. In Brazil, such needs are mostly met by a printing company owned by Fundação Antonio e Helena Zerrenner, which is operated by the Company.

Plastic seals are mainly purchased from America Tampas (previously called Crown-Cork) and from Ravi. PET preforms are mainly purchased from Plastpak, Lorenpet Group (CPR, Centralpet, LEB, and Lorenpet), Logoplaste, and Amcor. The metal caps used mainly come from the Company’s vertical operation in Manaus (Arosuco) but part of the volume used is produced by Mecesa, Aro, and Tapon Corona (Mexico).

e.2. Main inputs and raw materials related to Eagle:

Trucks

Eagle purchases trucks for its fleet. Eagle’s needs are met by Volkswagen, Scania, and Mercedes Benz suppliers.

Tires

The fleet trucks are subject to periodic maintenance, and so replacement and safety stock tires are purchased. Continental meets Eagle’s needs.

Fuel

Eagle purchases fuel every week for the operation and movement of trucks. Raízen meets Eagle’s needs.

7.4 Indicate any clients responsible for more than 10% of the Company’s total net income, informing:

The Company represents 100% of Eagle’s total net income.

No single customer is responsible for more than 10% of Skol’s total net income.

(d)         Business group description, according to item 15 of the reference form.

Items 15.1 and 15.2 of the reference form.

Skol

a) Corporate Name	b) Nationality	c) CNPJ/CPF	d) Number of Shares Held			e) Percentage Interest			g) Shareholders Agreement	i) Legal Representative’s Name and CPF	i) Last Change Dated
			Common	Preferred	Total	Common	Preferred	f) Total
Ambev S.A.	Brazil	07.526.557/0001-00	6,554	-	6,554	100	-	100	No	Not applicable	03/29/2016

Eagle

a) Corporate Name	b) Nationality	c) CNPJ/CPF	d) Number of Shares Held			e) Percentage Interest			g) Shareholders Agreement	i) Legal Representative’s Name and CPF	i) Last Change Dated
			Common	Preferred	Total	Common	Preferred	f) Total
Ambev S.A.	Brazil	07.526.557/0001-00	412,930	-	412,930	100	-	100	No	Not applicable	03/31/2015

Ambev S.A.

a) Corporate Name	b) Nationality	c) CNPJ/CPF	d) Number of Shares Held			e) Percentage Interest			g) Shareholders Agreement	i) Legal Representative’s Name and CPF	i) Last Change Dated
			Common	Preferred	Total	Common	Preferred	f) Total
1. InterBrew International BV	Netherlands	06.614.548/0001-08	8,441,956,047	-	8,441,956,047	53.71	-	53.,71	Yes	Letícia Rudge Barbosa Kina CPF No. 255.726.488-17 Ricardo Gonçalves Melo CPF No. 968.950.397-91	03/27/2015
1.1. Anheuser-Busch InBev Nederland Holding BV	Netherlands	-	402,073	-	402,073	100	-	100	-	N/A	05/20/2009
1.1.1. InBev Belgium S.A.	Belgium	-	10,315	-	10,315	57.30	-	57.30	-	N/A	05/13/2009
1.1.1.1. Anheuser-Busch InBev N.V/S.A	Belgium	-	4,717,365	-	4,717,365	100	-	100	-	N/A	06/30/2010
1.1.2. Anheuser-Busch InBev N.V/S.A	Belgium	-	7,686	-	7,686	42.70	-	42.70		N/A	05/13/2009
1.1.2.1 Stichting Anheuser-Busch InBev	Netherlands	-	663,074,832	-	663,074,832	41.2671	-	41.2671	Yes	N/A	12/11/2012
1.1.2.1.1 Eugenie Patri Sebastian (EPS) SA	Luxembourg	-	331,537,416	-	331,537,416	50	-	50	-	N/A	12/20/2010
1.1.2.1.2 BRC Sarl	Luxembourg	-	331,537,416	-	331,537,416	50	-	50	No	N/A	12/20/2010
1.1.2.1.2.1 BRC - Global Sarl	Luxembourg	-	23,402,667		23,402,667	100		100	No	N/A	09/01/2012
1.1.2.1.2.1.1 BR Global Investments Limited	Bahamas	-	186,012,500	-	186,012,500	100	-	100	No	N/A	09/01/2012
1.1.2.1.2.1.1.1 S-BR Global Investments Limited	Bahamas	-	338,606	420,193	758,799	91.33247	76.89322	82.72967	Yes	N/A	12/12/2015
1.1.2.1.2.1.1.1.1 Santa Erika Ltd.	Bahamas	-	1,640,810	637,730	2,278,540	50	76.3408	55.3448	No	N/A	12/18/2013
1.1.2.1.2.1.1.1.1.1 INPAR Investment Fund	Netherlands	-	99,992	-	99,992	100	-	100	No	N/A	12/18/2013
1.1.2.1.2.1.1.1.1.1.1 Stichting Enable	Netherlands	-	188,379,030,843	-	188,379,030,843	99.999	-	99.999	No	N/A	02/17/2016
1.1.2.1.2.1.1.1.1.1.1.1 Inpar VOF	Netherlands	-	-	-	-	100		100	No	N/A	02/17/2016
1.1.2.1.2.1.1.1.1.1.1.1.1 Jorge Paulo Lemann	Brazil/Switzerland	Non-Resident	-	-	-	-	-	99.6	-	N/A	02/17/2016
1.1.2.1.2.1.1.2. Santa Heloisa Ltd.	Bahamas	-	820,405	-	820,405	25	-	19.9273	No	N/A	05/16/2012
1.1.2.1.2.1.1.2.1. Santa Carolina CV	Netherlands	-	49,996	-	49,996	99.9920	-	99.9920	No	N/A	06/30/2010
1.1.2.1.2.1.1.2.1.1. Carlos Alberto da Veiga Sicupira	Brazil	Non-Resident	-	-	-	-	-	99.9800	-	N/A	06/30/2010
1.1.2.1.2.1.1.3. Santa Paciência Ltd.	Bahamas	-	820,405	197,643	1,018,048	25	23.6593	24.7280	No	N/A	05/16/2012
1.1.2.1.2.1.1.3.1. MCMT Holding Limited	Jersey	-	49,996	-	49,996	99.9920	-	99.9920	-	N/A	12/22/2011
1.1.2.1.2.1.1.3.1.1. Alfa T Holding Limited	Jersey	-	100	-	100	100	-	100	-	N/A	12/22/2011
1.1.2.1.2.1.1.3.1.1.1. Santa Maria Isabel CV	Netherlands	-	35,371,743	-	35,371,743	100	-	100	No	N/A	12/22/2011
1.1.2.1.2.1.1.4.1.1.1.1. Marcel Herrmann Telles	Brazil	Non-Resident	-	-	-	-	-	99.86	-	N/A	06/30/2010
1.1.2.2 InBev Foundations	Belgium	-	12,483,080		12,483,080	0.79	-	0.79	-	N/A	12/20/2010
1.1.2.3 BRC Sarl	Luxembourg	-	32,966,462	-	32,966,462	2.052	-	2.052	Yes	N/A	02/09/2012
1.1.2.4 Eugenie Patri Sebastian (EPS) SA	Luxembourg	-	133,467,609	-	133,467,609	8.31	-	8.31	Yes	N/A	12/20/2010
2. AmBrew S.A.	Luxembourg	06.250.266/0001-79	1,279,926,158	-	1,279,926,158	8.11	-	8.11	Yes	Letícia Rudge Barbosa Kina CPF No. 255.726.488-17 Ricardo Gonçalves Melo CPF No. 968.950.397-91	03/27/2015
2.1. Anheuser-Busch InBev N.V/S.A	Belgium	-	4,717,365	-	4,717,365	100	-	100	-	N/A	12/15/2010
2.1.1. Stichting Anheuser-Busch InBev	Netherlands	-	663,074,832	-	663,074,832	41.2671	-	41.2671	Yes	N/A	12/11/2012
2.1.1.1 Eugenie Patri Sebastian (EPS) SA	Luxembourg	-	331,537,416	-	331,537,416	50	-	50	-	N/A	12/20/2010
2.1.1.2. BRC Sarl	Luxembourg	-	331,537,416	-	331,537,416	50	-	50	No	N/A	12/20/2010
2.1.1.2.1 BRC - Global Sarl	Luxembourg	-	23,402,667		23,402,667	100		100	No	N/A	09/01/2012
2.1.1.2.1.1 BR Global Investiments Limited	Bahamas	-	186,012,500	-	186,012,500	100	-	100	No	N/A	09/01/2012
2.1.1.2.1.1.1 S-BR Global Investments Limited	Bahamas	-	338,606	420,193	758,799	91.33247	76.89322	82.72967	Yes	N/A	12/12/2015
2.1.1.2.1.1.1.1 Santa Erika Ltd.	Bahamas	-	1,640,810	637,730	2,278,540	50	76.3408	55.3448	No	N/A	12/18/2013
2.1.1.2.1.1.1.1.1 INPAR Investment Fund	Netherlands	-	99,992	-	99,992	100	-	100	No	N/A	12/18/2013
1.1.2.1.2.1.1.1.1.1.1 Stichting Enable	Netherlands	-	188,379,030,843	-	188,379,030,843	99.999	-	99.999	No	N/A	02/17/2016
2.1.1.2.1.1.1.1.1.1.1 Inpar VOF	Netherlands	-	-	-	-	100	-	100	No	N/A	02/17/2016
2.1.1.2.1.1.1.1.1.1.1.1 Jorge Paulo Lemann	Brazil/Switzerland	Non-Resident	-	-	-	-	-	99.6	-	N/A	02/17/2016
2.1.1.2.1.1.2. Santa Heloisa Ltd.	Bahamas	-	820,405	-	820,405	25	-	19.9273	No	N/A	05/16/2012
2.1.1.2.1.1.2.1. Santa Carolina CV	Netherlands	-	49,996	-	49,996	99.9920	-	99.9920	No	N/A	06/30/2010
2.1.1.2.1.1.2.1.1. Carlos Alberto da Veiga Sicupira	Brazil	Non-Resident	-	-	-	-	-	99.9800	-	N/A	06/30/2010
2.1.1.2.1.1.3. Santa Paciência Ltd.	Bahamas	-	820,405	197,643	1,018,048	25	23.6593	24.7280	No	N/A	05/16/2012
2.1.1.2.1.1.3.1. MCMT Holding Limited	Jersey	-	49,996	-	49,996	99.9920	-	99.9920	-	N/A	12/22/2011
2.1.1.2.1.1.3.1.1. Alfa T Holding Limited	Jersey	-	100	-	100	100	-	100	-	N/A	12/22/2011
2.1.1.2.1.1.3.1.1.1. Santa Maria Isabel CV	Netherlands	-	35,371,743	-	35,371,743	100	-	100	No	N/A	12/22/2011
2.1.1.2.1.1.3.1.1.1.1. Marcel Herrmann Telles	Brazil	Non-Resident	-	-	-	-	-	100	-	N/A	06/30/2010
2.1.2 InBev Foundations	Belgium	-	12,483,080		12,483,080	0.79	-	0.79	-	N/A	12/20/2010
2.1.3 BRC Sarl	Luxembourg	-	32,966,462	-	32,966,462	2.052	-	2.052	Yes	N/A	02/09/2012
2.1.4 Eugenie Patri Sebastian (EPS) SA	Luxembourg	-	133,467,609	-	133,467,609	8.31	-	8.31	Yes	N/A	12/20/2010
3. FAHZ	Brazil	60.480.480/0001-67	1,561,263,301	-	1,561,263,301	9.93	-	9.93	Yes	N/A	03/27/2015
4. Other			4,450,493,034	-	4,450,493,034	28.34	-	28.34	No	N/A	03/27/2015
5. Treasury Stock			3,948,266	-	3,948,266	-	-	-		N/A	03/27/2015
Total			15,717,615,419	-	15,717,615,419					N/A

Item 15.3 of the reference form.

Skol

Last change dated	03/29/2016
Number of individual shareholders (Units)	0
Number of corporate shareholders (Units)	1
Number of institutional investors (Units)	0

No outstanding shares.

Eagle

Last change dated	03/31/2015
Number of individual shareholders (Units)	0
Number of corporate shareholders (Units)	1
Number of institutional investors (Units)	0

No outstanding shares.

Item 15.4 of the reference form.

Bélgica
Inbev Belgium
AbInbev 100,00%
Holanda
AbInBev Nederland
Inbev Belgium 57,30%
AbInbev 42,70%
Holanda
Interbrew
AbInBev Nederland 100,00%
Luxemburgo
Ambrew
AbInbev 100,00%
Brasil
Fahz
Outros 100,00%
Ambev S.A.
Interbrew 53,71%
Ambrew 8,11%
Fahz 9,84%
Outros 28,34%
DAHLEN
Ambev S.A. 100,0%
Lambic SA
Ambev S.A. 87,1%
Skol 12,9%
Lambic Chile
Lambic S.A. 99,99%
Others 0,01%
NCAQ
Lambic Chile 99,99%
Dunvegan 0,01%
Hohneck Arg
Ambev S.A. 50,7%
Skol 49,3%
Hohneck Chile
Hohneck Arg 99,99%
Others 0,01%
DUNVEGAN
Hohneck Chile 47,7%
Hohneck Arg 52,3%
Ambev Lux S a r L
Ambev S.A. 89,8%
Skol 10,2%
AMPAR
Ambev Luxemburgo 100,0%
Labatt Brewing
Ambev Luxemburgo 100,0%
Canada region subsidiaries
Linthal ROU
Ambev Luxemburgo 100,0%
LAS region subsidiaries
Cerbuco
Ambev Luxemburgo 100,00%
Bucanero
Cerbuco 50,0%
Coralsa 50,0%
TENEDORA CND
Ambev S.A 50,80%
ELJ 44,81%
Arosuco 4,39%
CND
Tenedora CND 99,7%
Other 0,3%
LA SABANA
Cerveceria 100,0%
R P O
Ambev S.A. 99,99%
CRBS 0,01%
IMPERIAL
Ambev S.A. 99,99%
Skol 0,01%
WALS
Imperial 50,0%
Tiago 25,0%
José Felipe 25,0%
Tropical Juice
WALS 99,99%
Imperial 0,01%
Colorado
Imperial 95,0%
Outros 5,0%
LIZAR
Ambev S.A. 99,99%
Arosuco 0,01%
AROSUCO
Ambev S.A. 99,7%
Eagle 0,3%
SKOL
Ambev S.A. 100,0%
CRBS
Arosuco 99,66%
Skol 0,27%
Other 0,07%
KGC
CRBS 100,0%
BBC
KGC 100,0%
C&P
KGC 100,0%
CERVECERIA
KGC 100,0%
EAGLE
Ambev S.A. 100,0%
JALUA Spain
Eagle 99,99%
Ambev S.A. 0,01%
MONTHIERS
Jalua Spain 100,0%
AmBev Centroamerica
Monthiers 50,0%
Other 50,0%
AmBev Peru
Monthiers 99,99%
Dunvegan 0,01%
AmBev Equador
Monthiers 99,99%
Jalua 0,01%
UBL
Monthiers 100,0%
CYMPAY
Monthiers 99,9%
Outros 0,1%
PAMPA
Ambev S.A. 60,0%
Monthiers 40,0%
MUSA
Malt. Pampa 100,0%
BRAHMACO
Eagle 99,99%
Other 0,01%
ASPEN
Eagle 99,99%
Skol 0,01%
Legenda
Brazilian Companies
Offshore Companies

Item 15.5 of the reference form.

None.

Item 15.6 of the reference form.

On March 29, 2016, 2,005 common shares issued by Skol owned by Arosuco Aromas e Sucos Ltda. were exchanged for (i) 3,968 common shares issued by CRBS S.A. and (ii) 652,056 common shares issued by Tenedora CND S.A., both owned by Ambev ("Swap"). Due to this Swap, Ambev became the owner of 100% of Skol's capital stock.

Item 15.7 of the reference form.

a) Event	Fratelli’s merger into Skol
b) Main Business Conditions

Skol, as Fratelli Vita Ltd.’s single partner, announced its intention to implement a corporate reorganization to promote greater financial efficiency for the companies, reducing operating costs and, consequently, achieving operating gains, since Skol and Fratelli are part of the same economic group.

On March 21, 2016, Skol’s Extraordinary Shareholders’ Meeting and Fratelli Vita Ltd.’s Partner Resolution were held, through which the above-mentioned merger was approved. As a result of the merger, Skol received at their respective book values, all of Fratelli Vita Ltd.’s assets, rights, and obligations, and Fratelli Vita was dissolved and all its shares retired, being succeeded by Skol, under the law.

Fratelli Vita Ltd.’s merger was completed without an increase or decrease in Skol’s shareholders’ equity or capital, since Fratelli Vita Ltd. was one of Skol’s wholly-owned subsidiaries.

c) Companies Involved	Fratelli Vita Ltd. and Skol
d) Operation Effects on the Shareholders, Especially on the Interest of the Controlling Company, Shareholders with more than 5% of the Capital stock and the Company’s Management	No effect on Skol’s shareholders.
e) Shareholder Composition before and after the Operation

Before the operation, Skol held a direct interest representing 100% of Fratelli capital stock.

After the operation was completed, Fratelli was dissolved, and Skol succeeded Fratelli in all rights and obligations.

f) Mechanisms for Ensuring Equal Shareholder Treatment	Not applicable. The operation had no impact on minority shareholders, since Skol was the holder of 100% of Fratelli’s capital stock.

Item 15.8 of the reference form.

No other relevant information.

(e)         Capital stock description, according to item 17.1 of the reference form.

Skol – The fully subscribed and paid-in capital stock amounts to R$4,175,404,617.49, represented by 6,554 registered, common shares of no par value, all owned by Ambev. There is no authorized capital.

Eagle – The fully subscribed and paid-in capital stock amounts to R$1,939,841,366.38, represented by 412,930 registered, common shares of no par value, all owned by Ambev. There is no authorized capital.

12.       Description of capital and control structure after the operation, according to item 15 of the reference form.

Items 15.1 and 15.2 of the reference form.

Ambev

a) Corporate Name	b) Nationality	c) CNPJ/CPF	d) Number of Shares Held			e) Percentage Interest			g) Shareholders Agreement	i) Legal Representative’s Name and CPF	i) Last Change Dated
			Common	Preferred	Total	Common	Preferred	f) Total
1. InterBrew International BV	Netherlands	06.614.548/0001-08	8,441,956,047	-	8,441,956,047	53.71	-	53.71	Yes	Letícia Rudge Barbosa Kina CPF No. 255.726.488-17 Ricardo Gonçalves Melo CPF No. 968.950.397-91	03/27/2015
1.1. Anheuser-Busch InBev Nederland Holding BV	Netherlands	-	402,073	-	402,073	100	-	100	-	N/A	05/20/2009
1.1.1. InBev Belgium S.A.	Belgium	-	10,315	-	10,315	57.30	-	57.30	-	N/A	05/13/2009
1.1.1.1. Anheuser-Busch InBev N.V/S.A	Belgium	-	4,717,365	-	4,717,365	100	-	100	-	N/A	06/30/2010
1.1.2. Anheuser-Busch InBev N.V/S.A	Belgium	-	7,686	-	7,686	42.70	-	42.70		N/A	05/13/2009
1.1.2.1 Stichting Anheuser-Busch InBev	Netherlands	-	663,074,832	-	663,074,832	41.2671	-	41.2671	Yes	N/A	12/11/2012
1.1.2.1.1 Eugenie Patri Sebastian (EPS) SA	Luxembourg	-	331,537,416	-	331,537,416	50	-	50	-	N/A	12/20/2010
1.1.2.1.2 BRC Sarl	Luxembourg	-	331,537,416	-	331,537,416	50	-	50	No	N/A	12/20/2010
1.1.2.1.2.1 BRC - Global Sarl	Luxembourg	-	23,402,667		23,402,667	100		100	No	N/A	09/01/2012
1.1.2.1.2.1.1 BR Global Investments Limited	Bahamas	-	186,012,500	-	186,012,500	100	-	100	No	N/A	09/01/2012
1.1.2.1.2.1.1.1 S-BR Global Investments Limited	Bahamas	-	338,606	420,193	758,799	91.33247	76.89322	82.72967	Yes	N/A	12/12/2015
1.1.2.1.2.1.1.1.1 Santa Erika Ltd.	Bahamas	-	1,640,810	637,730	2,278,540	50	76.3408	55.3448	No	N/A	12/18/2013
1.1.2.1.2.1.1.1.1.1 INPAR Investment Fund	Netherlands	-	99,992	-	99,992	100	-	100	No	N/A	12/18/2013
1.1.2.1.2.1.1.1.1.1.1 Stichting Enable	Netherlands	-	188,379,030,843	-	188,379,030,843	99.999	-	99.999	No	N/A	02/17/2016
1.1.2.1.2.1.1.1.1.1.1.1 Inpar VOF	Netherlands	-	-	-	-	100		100	No	N/A	02/17/2016
1.1.2.1.2.1.1.1.1.1.1.1.1 Jorge Paulo Lemann	Brazil/Switzerland	Non-Resident	-	-	-	-	-	99.6	-	N/A	02/17/2016
1.1.2.1.2.1.1.2. Santa Heloisa Ltd.	Bahamas	-	820,405	-	820,405	25	-	19.9273	No	N/A	05/16/2012
1.1.2.1.2.1.1.2.1. Santa Carolina CV	Netherlands	-	49,996	-	49,996	99.9920	-	99.9920	No	N/A	06/30/2010
1.1.2.1.2.1.1.2.1.1. Carlos Alberto da Veiga Sicupira	Brazil	Non-Resident	-	-	-	-	-	99.9800	-	N/A	06/30/2010
1.1.2.1.2.1.1.3. Santa Paciência Ltd.	Bahamas	-	820,405	197,643	1,018,048	25	23.6593	24.7280	No	N/A	05/16/2012
1.1.2.1.2.1.1.3.1. MCMT Holding Limited	Jersey	-	49,996	-	49,996	99.9920	-	99.9920	-	N/A	12/22/2011
1.1.2.1.2.1.1.3.1.1. Alfa T Holding Limited	Jersey	-	100	-	100	100	-	100	-	N/A	12/22/2011
1.1.2.1.2.1.1.3.1.1.1. Santa Maria Isabel CV	Netherlands	-	35,371,743	-	35,371,743	100	-	100	No	N/A	12/22/2011
1.1.2.1.2.1.1.4.1.1.1.1. Marcel Herrmann Telles	Brazil	Non-Resident	-	-	-	-	-	99.86	-	N/A	06/30/2010
1.1.2.2 InBev Foundations	Belgium	-	12,483,080		12,483,080	0.79	-	0.79	-	N/A	12/20/2010
1.1.2.3 BRC Sarl	Luxembourg	-	32,966,462	-	32,966,462	2.052	-	2.052	Yes	N/A	02/09/2012
1.1.2.4 Eugenie Patri Sebastian (EPS) SA	Luxembourg	-	133,467,609	-	133,467,609	8.31	-	8.31	Yes	N/A	12/20/2010
2. AmBrew S.A.	Luxembourg	06.250.266/0001-79	1,279,926,158	-	1,279,926,158	8.11	-	8.11	Yes	Letícia Rudge Barbosa Kina CPF No. 255.726.488-17 Ricardo Gonçalves Melo CPF No. 968.950.397-91	03/27/2015
2.1. Anheuser-Busch InBev N.V/S.A	Belgium	-	4,717,365	-	4,717,365	100	-	100	-	N/A	12/15/2010
2.1.1. Stichting Anheuser-Busch InBev	Netherlands	-	663,074,832	-	663,074,832	41.2671	-	41.2671	Yes	N/A	12/11/2012
2.1.1.1 Eugenie Patri Sebastian (EPS) SA	Luxembourg	-	331,537,416	-	331,537,416	50	-	50	-	N/A	12/20/2010
2.1.1.2. BRC Sarl	Luxembourg	-	331,537,416	-	331,537,416	50	-	50	No	N/A	12/20/2010
2.1.1.2.1 BRC - Global Sarl	Luxembourg	-	23,402,667		23,402,667	100		100	No	N/A	09/01/2012
2.1.1.2.1.1 BR Global Investiments Limited	Bahamas	-	186,012,500	-	186,012,500	100	-	100	No	N/A	09/01/2012
2.1.1.2.1.1.1 S-BR Global Investments Limited	Bahamas	-	338,606	420,193	758,799	91.33247	76.89322	82.72967	Yes	N/A	12/12/2015
2.1.1.2.1.1.1.1 Santa Erika Ltd.	Bahamas	-	1,640,810	637,730	2,278,540	50	76.3408	55.3448	No	N/A	12/18/2013
2.1.1.2.1.1.1.1.1 INPAR Investment Fund	Netherlands	-	99,992	-	99,992	100	-	100	No	N/A	12/18/2013
1.1.2.1.2.1.1.1.1.1.1 Stichting Enable	Netherlands	-	188,379,030,843	-	188,379,030,843	99.999	-	99.999	No	N/A	02/17/2016
2.1.1.2.1.1.1.1.1.1.1 Inpar VOF	Netherlands	-	-	-	-	100	-	100	No	N/A	02/17/2016
2.1.1.2.1.1.1.1.1.1.1.1 Jorge Paulo Lemann	Brazil/Switzerland	Non-Resident	-	-	-	-	-	99.6	-	N/A	02/17/2016
2.1.1.2.1.1.2. Santa Heloisa Ltd.	Bahamas	-	820,405	-	820,405	25	-	19.9273	No	N/A	05/16/2012
2.1.1.2.1.1.2.1. Santa Carolina CV	Netherlands	-	49,996	-	49,996	99.9920	-	99.9920	No	N/A	06/30/2010
2.1.1.2.1.1.2.1.1. Carlos Alberto da Veiga Sicupira	Brazil	Non-Resident	-	-	-	-	-	99.9800	-	N/A	06/30/2010
2.1.1.2.1.1.3. Santa Paciência Ltd.	Bahamas	-	820,405	197,643	1,018,048	25	23.6593	24.7280	No	N/A	05/16/2012
2.1.1.2.1.1.3.1. MCMT Holding Limited	Jersey	-	49,996	-	49,996	99.9920	-	99.9920	-	N/A	12/22/2011
2.1.1.2.1.1.3.1.1. Alfa T Holding Limited	Jersey	-	100	-	100	100	-	100	-	N/A	12/22/2011
2.1.1.2.1.1.3.1.1.1. Santa Maria Isabel CV	Netherlands	-	35,371,743	-	35,371,743	100	-	100	No	N/A	12/22/2011
2.1.1.2.1.1.3.1.1.1.1. Marcel Herrmann Telles	Brazil	Non-Resident	-	-	-	-	-	100	-	N/A	06/30/2010
2.1.2 InBev Foundations	Belgium	-	12,483,080		12,483,080	0.79	-	0.79	-	N/A	12/20/2010
2.1.3 BRC Sarl	Luxembourg	-	32,966,462	-	32,966,462	2.052	-	2.052	Yes	N/A	02/09/2012
2.1.4 Eugenie Patri Sebastian (EPS) SA	Luxembourg	-	133,467,609	-	133,467,609	8.31	-	8.31	Yes	N/A	12/20/2010
3. FAHZ	Brazil	60.480.480/0001-67	1,561,263,301	-	1,561,263,301	9.93	-	9.93	Yes	N/A	03/27/2015
4. Other			4,450,493,034	-	4,450,493,034	28.34	-	28.34	No	N/A	03/27/2015
5. Treasury Stock			3,948,266	-	3,948,266	-	-	-		N/A	03/27/2015
Total			15,717,615,419	-	15,717,615,419					N/A

Item 15.3 of the reference form.

Ambev

Last change dated	04/29/15
Number of individual shareholders (Units)	39,645
Number of corporate shareholders (Units)	845
Number of institutional investors (Units)	1114

Outstanding Shares

Outstanding shares corresponding to all the Company’s shares, except for those held by the controlling company, by related parties, by the Company’s management, and treasury stock.

Number of common shares (Units)	4,394,000,710	27.9559%
Number of preferred shares (Units)	0	0%
Total	4,394,000,710	27.9559%

Item 15.4 of the reference form.

Pursuant to Circular Letter/CVM/SEP/No. 02/2016, the companies have chosen not to disclose their organizational chart, since their corporate structure has already been described in item 11.(d) above.

Item 15.5 of the reference form.

1) Shareholders Agreement in force until 2019

a) parties

The shareholders’ agreement was entered into by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, InterBrew International B.V., and AmBrew S.A.

b) execution date

The shareholders’ agreement was executed on April 16, 2013. The Shareholders’ Agreement became effective on July 30, 2013, on the date of approval of the Merger of Shares, as described in item 10.3 above.

c) term

The Company’s shareholders’ agreement shall remain in force until July 1, 2019.

d) exercise of voting rights/control

Regarding matters submitted to voting by the shareholders or their representatives on the board of directors of the Company or its subsidiaries, Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, AmBrew S.A, and InterBrew International B.V. shall make efforts to (i) reach a consensus regarding the exercise of their voting rights in the Company and its subsidiaries, and (ii) agree on how to guide their representatives to vote on the matters in question. The Company’s shareholders’ agreement provides that the parties shall hold a preliminary meeting before any general meeting or meeting of board of directors of the Company or its subsidiaries, to discuss and determine a consensus to be adopted by the parties in such meetings.

If the parties do not reach a consensus on a particular issue, the position to be adopted by all parties to the agreement shall be determined by the shareholder or group of shareholders holding the largest number of Company shares with voting right, currently consisting of AmBrew S.A. and InterBrew International B.V. This rule is not applicable in the case of (i) election of members of the board of directors, which shall follow the above-described specific election rule, and (ii) voting of issues requiring unanimous approval by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, AmBrew S.A., and InterBrew International B.V. The issues requiring unanimous approval are as follows:

•    any change in the articles of incorporation of the Company and/or any of its subsidiaries, modifying: (i) the corporate purpose, (ii) the term, and/or (iii) the composition, powers and duties of administrative bodies;

•    approval of the annual investment budget for the Company and/or any of its subsidiaries when the investment amount exceeds 8.7% of the Company’s net sales estimated for the same fiscal year;

•    the Company CEO’s appointment, removal, or replacement;

•    approval or amendment to the remuneration policy for the board of directors and management of the Company and its subsidiaries;

•    approval of stock option plans for the management and employees of the Company and/or its subsidiaries;

•    amendment to the statutory dividend policy for the Company and/or its subsidiaries;

•    capital increases for the Company and/or any of its subsidiaries, with or without preemptive rights, by subscription, creation of a new class of shares or changes in the character of existing shares, as well as capital reduction, issuance of debentures, convertible or not into shares, warrants, and creation of founder’s shares by the Company and/or any of its subsidiaries, except when such legal transactions are carried out between the Company and its subsidiaries or between subsidiaries;

•    consolidations, spin-offs, conversions, mergers, acquisitions, and divestitures involving the Company and/or any of its subsidiaries, in the latter case (i) when it involves a company that is not controlled, directly or indirectly, by the Company and (ii) provided that it results in the reduction of the average dividends paid by the Company in the 5 immediately preceding years, adjusted by the IGP-M variation, as calculated by Fundação Getúlio Vargas from the date of each payment;

•    creation, acquisition, assignment, transfer, placement of encumbrances and/or disposition, in any type or form, of shares, membership interests, and/or any securities issued by any subsidiary, except to the Company itself and/or other subsidiary;

•    contracting, by the Company and/or any of its subsidiaries, of a borrowing operation resulting in a debt/shareholders’ equity ratio greater than 1.5;

•    execution, amendment, termination, renewal or cancellation of any contracts, agreements or similar instruments involving trademarks registered or deposited on behalf of the Company or its subsidiaries;

•    providing loans and guarantees of any kind by the Company and/or any of its subsidiaries, in excess of 1% of the Company’s shareholders’ equity as shown in the last audited balance sheet, to any third party, except on behalf of: (i) employees of the Company and its subsidiaries; (ii) the subsidiaries themselves;

•    election of committee members for the Company’s board of directors;

•    cancellation of the Company’s and/or any of its subsidiaries’ publicly traded company registration;

•    filing for court-supervised reorganization or adjudication of bankruptcy by the Company and/or any of its subsidiaries;

•    liquidation or dissolution of the Company and/or any of its subsidiaries; and

•    appointment of external auditors for the Company and/or its subsidiaries.

The Company’s shareholders’ agreement provides that, whenever the parties fail to reach a consensus in a preliminary meeting on any of the matters listed above, they shall exercise their voting rights to reject such matter. The Company’s shareholders’ agreement shall provide that any vote by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, AmBrew S.A., and InterBrew International B.V., or by any member of the Company’s board of directors appointed by each of them, in violation of its provisions shall be null, void, and ineffective.

e) appointment of Management or statutory committee members. Although each Company common share grants the shareholders the right to one vote in the election of the Company’s board of directors, Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, AmBrew S.A., and InterBrew International B.V. shall be entitled to elect the majority of Company’s directors.

The Company’s shareholders’ agreement provides that each party—Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, AmBrew S.A., and InterBrew International B.V.—shall be represented on the board of directors of the Company and of its subsidiaries, and in addition to the members and their alternates, they shall be entitled to appoint up to two observers each, to attend the Company’s board of directors meetings, without voting rights. The board of directors of the Company and its subsidiaries shall be composed of at least three and no more than 15 effective members and the same number of alternates, with a three-year term, with reelection allowed.

Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência shall have the right to appoint four directors and their respective alternates to the board of directors of the Company and its subsidiaries, provided it remains the holder of a certain minimum number of Company shares. Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência shall not be allowed to appoint more than four directors, even if its interest in the Company’s capital increases in relation to the minimum interest it held at the agreement execution date. AmBrew S.A. and InterBrew International B.V. may appoint members and their substitutes to the board of directors of the Company and its subsidiaries, proportionally to the number of members appointed by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência. Such proportion is based on the relationship between the Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência’s interest and the joint interest AmBrew S.A. and InterBrew International B.V. will have in the Company’s voting stock.

The shareholders’ agreement provides that the Company will have two co-chairs on the board of directors, with equal rights and duties, one of them appointed by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência and the other jointly appointed by AmBrew S.A. and InterBrew International B.V. In the event of a deadlock, neither co-chair shall have the casting vote on matters submitted to the Company’s board of directors.

Each party may remove the director appointed by it to the board of directors of the Company or its subsidiaries, and shall also have the right to appoint its respective alternate or a new alternate, should the originally appointed alternate be confirmed for the open position.

The Company’s shareholders’ agreement provides that shareholders may, by consensus, determine the creation of committees within the Company’s board of directors, with the purpose of analyzing specific matters, when such analysis requires that their members have specific expertise, with the Compliance Committee and the Operations, Finance, and Compensation Committee being set up immediately.

f) transfer of shares and preemptive rights

The shareholders’ agreement contains the following provisions concerning the transfer of Company’s shares related to the agreement:

•         Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, AmBrew S.A., and InterBrew International B.V. have agreed (i) not to dispose, directly or indirectly, of their shares in private trading, on a stock exchange or the OTC market, including under public, voluntary, or mandatory offers, except for any transfers allowed by the shareholders’ agreement during its term, and (ii) not to place any kind of encumbrance on their shares, without the prior written consent of AmBrew S.A. and InterBrew International B.V., in the case of Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, and vice versa.

•         In case the shares owned by any of the shareholders come to be under provisional attachment, sequestration, judicial levy, or any other constraining measure, and if such constraint on the shares is not raised within 30 days from its effective date, this fact shall be informed by the holder of the shares under constraining measure to the other shareholder by a notice, with a copy to the two co-chairs of the Company’s board of directors, and such notice shall be regarded as an offer to sell the constrained shares to the other shareholder. Regardless of the above notice, if the other shareholder comes to know about the constraining measure, this shall also be considered as an offer to sell the shares under the constraining measure, effective within 30 days from the effective date of the constraining measure, as long as such shares are not released from such constraining measure by that date. Such offer shall remain valid for 30 days, and the Company’s share price shall be the lower of (i) the share book value, as per the last audited balance sheet, with such value adjusted by the IGP-M or any index that replaces it, from the date of such audited balance sheet until the date of application for the raising of the constraining measure; and (ii) the share price quoted on the stock exchange, taking the weighted average of the 20 trading days preceding the date of application for the raising of the constraining measure, on which the shares have been traded (given that, if such shares have not been traded in at least half of these trading days, the timeframe shall be extended to 40 trading days; if they still have not been traded in half or more of these trading days, this procedure will be applied successively). The value that eventually remains, if any, shall be paid to the shareholder with constrained shares. However, if the obligations secured by the judicial constraining measure exceed the price above, the shareholder with constrained shares shall be held liable, to the other shareholder, for the difference in the amount that the other shareholder may have to deposit to purchase the shares.

•         If Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, on the one side, and AmBrew S.A. and InterBrew International B.V., on the other side, intend to dispose of subscription rights relating to Company issued shares they hold, such party shall first offer those rights to the other party, which then can choose to acquire the preemptive right to subscribe for new shares to be issued, within 10 days. If the shareholder that receives the offer chooses not acquire such preemptive right offered, or does not respond by the deadline, the shareholder that offered such preemptive right may dispose of it to third parties, which shall have another 10 days to complete the disposition in question.

The shareholders’ agreement provides that, if the mechanisms described above are not observed, in the event of (i) transfers of shares or subscription rights or (ii) placement of encumbrances on the Company’s shares, such transfer or placement of encumbrance shall be considered null, void, and ineffective, and such event shall not be recorded in the Company’s statutory books.

g) description of clauses restricting or binding the voting rights of members of the board of directors.

As mentioned in item “d” above, Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, AmBrew S.A., and InterBrew International B.V. undertake to exercise their voting rights at the Company’s shareholders’ meetings, and to have their representatives in the board of directors of the Company and each of the Company’s subsidiaries exercise their voting rights, always in line with the prevailing guidance about the subject matter, as approved in any preliminary meeting held, and in this case, as a block vote with the other shareholder.

Notwithstanding the foregoing, the decisions of a previous meeting shall not bind the vote of the shareholders, or of members appointed by them to the board of directors of the Company or any of its subsidiaries, in matters related to:

•         taking accounts of the management of the Company and of any of its subsidiaries;

•         examination, discussion, and resolution on the management report and financial statements of the Company and any of its subsidiaries;

•         cases defined as abuse of power, as provided for in Article 117, par. 1, of Law No. 6404/76; and

•         practices inherent to the diligence and loyalty duties and other management duties, as laid down in Articles 153 to 158 of Law No. 6404/76.

2) Shareholders’ Agreement to be in effect as from 2019 (“New Shareholders’ Agreement”)

The new shareholders’ agreement entered into by AmBrew S.A., InterBrew International B.V., and Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (the “Parties”) on April 16, 2013, is expected to become effective on July 2, 2019. The effectiveness of the New Shareholders’ Agreement was subject to the approval of the Merger of Shares, announced on July 30, 2013, as provided for in item 10.3 above, being conditional on the ownership by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência of 1,501,432,405 shares issued by the Company (this quantity being adjusted for bonuses, stock splits and reverse splits of shares). The New Shareholders’ Agreement governs, among other matters, the exercise of voting rights arising from the ownership of Company shares, as well as the exercise by the Company of voting rights as a result of the ownership of shares or quotas representing stock in subsidiaries.

a)      The Parties

The New Shareholders’ Agreement was entered into by AmBrew S.A., InterBrew International B.V. and Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência.”

b)      Signing Date

The New Shareholders’ Agreement was entered into on April 16, 2013.

c)      Term of effectiveness

Provided that the above requirement is met, the New Shareholders’ Agreement will be effective as from July 2, 2019, remaining in force as long as Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência is the owner of 1,501,432,405 shares issued by the Company (this quantity being adjusted for bonuses, stock splits and reverse splits of shares). However, Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência may rescind the New Shareholders’ Agreement at any time.

d)      Exercise of voting rights and controlling power

As provided for in the New Shareholders’ Agreement, the Parties must organize a meeting previously to the annual shareholders’ meeting or meeting of the Board of Directors of the Company or its subsidiaries, in order to discuss and establish a consensus among the Parties during these meetings.

In the absence of consensus by the parties regarding a particular subject, the shareholder with the greatest number of voting shares in the Company will resolve on the decision to be adopted by all Parties to the New Shareholders’ Agreement. This provision will not be applicable to decisions regarding the following matters: (i) election of the members of the Board of Directors or members of the committees established by this Board, in compliance with the specific election rule described above; and (ii) voting on the subjects below, which require the unanimous approval of the Parties: (a) changes in the Company’s bylaws and/or the bylaws of its subsidiaries intended to modify: (x) the corporate purpose, in order to interrupt the production, trading and distribution of beverages; (w) the form of allocation of income for each fiscal year, in accordance with the Company's bylaws and the equivalent provisions set forth in the bylaws of subsidiaries that are sponsors of the Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência; (y) the minimum mandatory dividends of 40% of the Company’s net income; and/or (z) any other provision that may affect the rights of the Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, under the terms of the New Shareholders’ Agreement; and (b) the transformation of the Company into another type of corporation.

e)      Appointment of Managers or members of statutory committees

The Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência shall be entitled to elect two permanent members and their alternates on the Company's Board of Directors, as long as the foundation maintains the ownership of 1,501,432,405 shares issued by the Company (this quantity being adjusted by bonuses, stock splits or reverse splits of shares). One of the members of the Board of Directors appointed by the Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência shall be entitled to participate, as observer, in the Operations, Finance and Remuneration Committee and the Compliance Committee of the Company, as well as in any other committee to be created by the Board of Directors. Additionally, the Parties to the New Shareholders’ Agreement undertake to use their best efforts to enable the said observer to attend meetings of the Fiscal Council, when and if installed. The Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência may remove the directors it has appointed to the Board of Directors, being also entitled to appoint their alternates or new alternates, if the alternate originally appointed is confirmed for the vacant position.

The New Shareholders’ Agreement provides for the creation of specific committees by the Board of Directors. The Operations, Finance and Remuneration Committee, and the Compliance Committee of the Company were incorporated upon a decision taken by the Board of Directors immediately after the completion of the Merger of Shares, on July 31, 2013.

The above rules relating to the Company's management, and provided for in the New Shareholders’ Agreement, are not applicable to management bodies of the Company's subsidiaries.

f)       Share transfer and preemptive rights

The New Shareholders’ Agreement provides that, upon the occurrence of any of the events indicated below, the shares thus transferred will still be bound by the New Shareholders’ Agreement, and the new buyer must subscribe to the New Shareholders’ Agreement, for the transfer under consideration to be effective: (i) sale of Company shares by AmBrew S.A and/or InterBrew International B.V., resulting in the reduction of these shareholders’ joint interest to less than 50% plus one share of the Company’s voting capital; and/or (ii) sale of Company shares by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, in a single operation to a single buyer, in a sole block representing a certain minimum number of shares issued by the Company, in compliance with the procedure for sale of shares by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência described below.

The New Shareholders’ Agreement also provides that Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência may, at any time, delink Company shares held by them from the New Shareholders’ Agreement to sell them on a stock exchange or organized over-the-counter market, as long as: (i) the Fundação maintains a certain minimum number of the Company shares bound by the New Shareholders’ Agreement, and (ii) it observes the procedure to sell the shares described below.

If Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência intends to sell Company shares which it owns, or delink them from the New Shareholders’ Agreement, on the terms indicated above, it shall tender the shares under consideration to other parties of the New Shareholders’ Meeting for the weighted average price of the Company shares over the past 20 trading sessions immediately preceding the date of offer on the stock exchange where these shares are most traded (or, in the absence of trading in these shares, in at least half of these trading sessions, over the past 40 trading sessions immediately preceding the date of offer). The tendered parties shall have five days from the date of the first offer to accept or refuse the offer. In the event the offer is expressly or unconditionally rejected (or the tendered parties fail to pay the price promptly), Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência shall have 10 days to conclude the sale of shares to a third party or delink them from the New Shareholders’ Agreement to sell them on a stock exchange or organized over-the-counter market, as of the end of five-day term mentioned above.

g)      Description of clauses restricting or binding the voting rights of members of the board of directors

The New Shareholders’ Agreement provides that all Company shareholder that are parties to the agreement undertake to exercise their voting rights at the Company’s shareholders’ meetings, and to instruct their representatives on the Company’s board of directors and those of its subsidiaries to act and vote in these corporate bodies, so as always to ensure compliance with the basic principles and other terms of the New Shareholders’ Agreement, forbidding any act not fully in compliance with the New Shareholders’ Agreement.

Notwithstanding the foregoing, the resolutions at preliminary meetings do not bind the shareholders’ vote, or that of members appointed by them to the Company’s board of directors or those of its subsidiaries, in matters related to:

•         analysis of the Company’s Management accounts and those of any of its subsidiaries;

•         analysis, discussion and resolution on the Management report and the financial statements of the Company and any of its subsidiaries;

•         cases characterized as abusive exercise of power, provided for in Article 117, Paragraph 1 of Law No. 6404/76; and

•         practices inherent to the duty of diligence and loyalty and other Management duties set forth in Articles 153 to 158 of Law No. 6404/76.

Item 15.6 of the reference form.

On June 17, 2013, the contribution to the Company’s capital of all the shares issued by Companhia de Bebidas das Américas – Ambev owned by Anheuser-Busch InBev N.V/S.A., held through InterBrew International B.V. and AmBrew S.A., was approved. Accordingly, InterBrew International B.V. increased its interest in the Company’s capital, while Ambrew S.A. is now a shareholder of the Company.

On July 30, 2013, the incorporation by the Company of all the shares issued by Companhia de Bebidas das Américas – Ambev and not previously owned by the Company was approved. As a result of this share merger, Companhia de Bebidas das Américas – Ambev is now a wholly-owned subsidiary of the Company and the former shareholders of Companhia de Bebidas das Américas – Ambev now hold the same percentage of shares in the Company as they previously held in Companhia de Bebidas das Américas – Ambev.

Item 15.7 of the reference form.

a) Event	Corporate Restructuring of Companhia de Bebidas das Américas – Ambev
b) Main Business Conditions

On December 7, 2012, Companhia de Bebidas das Américas – Ambev announced its intention of proposing to its shareholders a corporate restructuring aimed at changing its current ownership structure, with two types of shares (common and preferred), to a structure with a single type of common share, to streamline the ownership structure and improve Companhia de Bebidas das Américas – Ambev’s governance, with a view to increasing share liquidity and enhance flexibility in order to manage its capital structure. The proposal submitted to shareholders of Companhia de Bebidas das Américas – Ambev, in a Material Fact released on May 10, 2013, estimated that the corporate restructuring would take place by means of the Company’s incorporation of all the shares issued by Companhia de Bebidas das Américas – Ambev not owned by the incorporator, pursuant to the Brazilian Company law (“Share Merger”); whereby all the shares issued and outstanding of Companhia de Bebidas das Américas – Ambev, including the shares in the form of American Depositary Receipts (“ADRs”), except for the shares and ADRs of Companhia de Bebidas das Américas – Ambev held by the Company, should be exchanged for common shares and ADRs issued by the Company. In view of the Share Merger, each share issued by Companhia de Bebidas das Américas – Ambev, common or preferred share or ADR representing a common or preferred share of Companhia de Bebidas das Américas – Ambev, would entitle its holder to receive five common shares of the Company or five ADRs of the Company, as applicable.

On May 10, 2013, meetings of the board of directors and fiscal council of Companhia de Bebidas das Américas – Ambev and of the Company’s board of directors were held, at which these bodies approved the proposal for the Share Merger, pursuant to the Protocol and Justification for the Merger of Shares Issued by Companhia de Bebidas das Américas – Ambev with Ambev S.A.

As a preliminary step to the Share Merger, on June 17, 2013, all the shares issued by Companhia de Bebidas das Américas – Ambev owned by Anheuser-Busch InBev N.V/S.A., held through InterBrew International B.V. and AmBrew S.A., were transferred to the Company as a capital contribution. Accordingly, the Company now holds 1,301,670,110 common shares and 637,049,453 preferred shares issued by Companhia de Bebidas das Américas – Ambev, and is now its parent company. This contribution did not have any effect on the exchange ratio proposed in the Share Merger or cause dilution for Companhia de Bebidas das Américas – Ambev’s shareholders.

On July 30, 2013, extraordinary shareholders’ meetings of Companhia de Bebidas das Américas – Ambev and of the Company approved, amongst other issues, the Protocol and Justification for the Merger of Shares Issued by Companhia de Bebidas das Américas – Ambev with Ambev S.A., the share valuation report and the Share Merger, as well as the increase of the Company’s capital stock subscribed by the managers of Companhia de Bebidas das Américas - Ambev and fully paid by means of transfer of all the shares issued by Companhia de Bebidas das Américas – Ambev, excluding those owned by the Company.

As a result of Share Merger, Companhia de Bebidas das Américas – Ambev became a wholly-owned subsidiary of the Company and former shareholders of Companhia de Bebidas das Américas – Ambev now hold the same percentage of shares in the Company as they previously held in Companhia de Bebidas das Américas – Ambev.

c) Companies Involved	Companhia de Bebidas das Américas – Ambev, Ambev S.A., AmBrew S.A., InterBrew International B.V. and Anheuser-Busch InBev N.V/S.A.

d) Effects of the Operation on the Ownership Structure especially on the interests of the Controlling Shareholder, Shareholders with more than 5% of the Company’s Capital Stock and the Company’s Management

After the capital contribution, the Company now holds 74.0432% of the voting capital and 61.8818% of the total capital of Companhia de Bebidas das Américas – Ambev. In addition, AmBrew S.A. now holds 13.03% of the Company’s capital stock.

After the Share Merger, Companhia de Bebidas das Américas – Ambev now is a wholly-owned subsidiary of the Company and all current shareholders of Companhia de Bebidas das Américas - Ambev are now the Company’s shareholders.

e) Ownership Structure Before and After the Operation

Before the operation: (i) the Company held 0.476% interest in the capital stock of Companhia de Bebidas das Américas – Ambev; (ii) the Company’s sole shareholder was InterBrew International B.V.; and (iii) InterBrew International B.V. and AmBrew S.A. were shareholders of Companhia de Bebidas das Américas – Ambev.

After completion of the operation: (i) the Company now holds 100% of shares issued by Companhia de Bebidas das Américas – Ambev; and (ii) former shareholders of Companhia de Bebidas das Américas – Ambev now hold the same percentage of shares in the Company as they previously held in Companhia de Bebidas das Américas – Ambev.

f) Mechanisms adopted to ensure fair treatment amongst shareholders

Both minority common and preferred shareholders of shares issued by Companhia de Bebidas das Américas - Ambev took part in the deliberations on the Share Merger. At the extraordinary shareholders’ meeting which resolved on the Share Merger, the minority preferred shareholders had the opportunity to express their views separately.

The votes of AmBrew S.A., Interbrew International B.V. and Fundação Antonio e Helena Zerrener Instituição Nacional de Beneficência and of the Company at the extraordinary shareholders’ meeting which resolved on the Share Merger were aligned with the position expressed separately by other common and preferred shareholders of Companhia de Bebidas das Américas – Ambev, so that the implementation of the Share Merger derived from the favorable opinion of both the common and preferred minority shareholders.

a) Event	Publicly-held company registration obtained
b) Main Business Conditions	On October 30, 2013, the Brazilian Securities Commission - CVM granted the Company’s registration as securities issuer under category “A”, pursuant to CVM Instruction No. 480 of December 7, 2009.
c) Companies Involved	Ambev S.A.

d) Effects of the Operation on the Ownership Structure especially on the interests of the Controlling Shareholder, Shareholders with more than 5% of the Company’s Capital Stock and the Company’s Management

No alteration in the ownership structure.
e) Ownership Structure Before and After the Operation	No alteration in the ownership structure.
f) Mechanisms adopted to ensure fair treatment amongst shareholders	Not applicable, since the publicly-held company registration obtained did not cause any impact on minority shareholders.

a) Event	Merger of Companhia de Bebidas das Américas – Ambev with the Company
b) Main Business Conditions

The material fact released on December 3, 2013 announced the proposal for the Company’s incorporation of Companhia de Bebidas das Américas – Ambev. This merger aimed at streamlining the group’s ownership structure and reducing its operating expenses, so that the Company could continue to concentrate on the production and trading of beer, concentrates, soft drinks and other beverages, directly and no longer only through its subsidiaries or wholly-owned subsidiaries, as applicable.

On January 2, 2014, extraordinary shareholders’ meetings of the Company and Companhia de Bebidas das Américas – Ambev were held which approved the merger mentioned above. As a result of this merger, the Company received at their respective book values, all the assets, rights and obligations of Companhia de Bebidas das Américas – Ambev, which was dissolved, with its shares being cancelled, and succeeded by the Company, pursuant to the law.

The merger of Companhia de Bebidas das Américas – Ambev was completed without an increase or decrease in the shareholders’ equity or capital stock of the Company, since it was a wholly-owned subsidiary of the Company.

c) Companies Involved	Companhia de Bebidas das Américas – Ambev and Ambev S.A.

d) Effects of the Operation on the Ownership Structure especially on the interests of the Controlling Shareholder, Shareholders with more than 5% of the Company’s Capital Stock and the Company’s Management

No effect on the Company’s ownership structure.
e) Ownership Structure Before and After the Operation

Before the operation the Company held a direct interest representing 100% of the capital stock of Companhia de Bebidas das Américas – Ambev and an indirect interest in the subsidiaries of Companhia de Bebidas das Américas – Ambev.

After completion of the operation, Companhia de Bebidas das Américas – Ambev was dissolved, so that the Company now holds a direct interest in the former subsidiaries of Companhia de Bebidas das Américas – Ambev.

f) Mechanisms adopted to ensure fair treatment amongst shareholders	Not applicable, as the operation did not affect minority shareholders, since the Company was holder of 100% of the capital stock of Companhia de Bebidas da América – Ambev.

a) Event	Merger of Ambev Brasil Bebidas S.A. with the Company
b) Main Business Conditions

The material fact released on December 3, 2013, announced the Company’s proposal to incorporate Ambev Brasil Bebidas S.A. This merger aimed at streamlining the group’s ownership structure and reducing its operating expenses, so that the Company could continue to concentrate on the production and trading of beer, concentrates, soft drinks and other beverages, directly and not only by means of its subsidiaries or wholly-owned subsidiaries, as applicable.

On January 2, 2014, extraordinary shareholders’ meetings of the Company and Ambev Brasil Bebidas S.A. were held, which approved the merger mentioned above. As a result of the merger, the Company received at their respective book values, all the assets, rights and obligations of Ambev Brasil Bebidas S.A., which was dissolved, with its shares being cancelled, and succeeded by the Company, pursuant to the law.

The merger of Ambev Brasil Bebidas S.A. resulted in an increase of the Company’s capital stock in an amount equivalent to the shareholders’ equity of Ambev Brasil Bebidas S.A. corresponding to the investment of minority shareholders of Ambev Brasil Bebidas S.A., i.e., by R$156,566.05.

c) Companies Involved	Ambev Brasil Bebidas S.A. and Ambev S.A.

d) Effects of the Operation on the Ownership Structure especially on the interests of the Controlling Shareholder, Shareholders with more than 5% of the Company’s Capital Stock and the Company’s Management

As a result of the operation, 62,596 new common shares of the Company were issued in favor of minority shareholders of Ambev Brasil Bebidas S.A., in replacement of the common shares of Ambev Brasil Bebidas S.A. held by them, and these shares were fully subscribed by the managers of Ambev Brasil Bebidas S.A., on account of the respective shareholders, who became shareholders in the Company.

e) Ownership Structure Before and After the Operation

Before the operation, the Company directly held a 99% interest in the capital stock of Ambev Brasil Bebidas S.A. and an indirect interest in the subsidiaries of Ambev Brasil Bebidas S.A.

After completion of the operation, Ambev Brasil Bebidas S.A. was dissolved, and the Company succeeded Ambev Brasil Bebidas S.A. in all its rights and obligations.

f) Mechanisms adopted to ensure fair treatment amongst shareholders	Not applicable since the operation did not cause any impact on minority shareholders.

a) Event	Acquisition of 50% in the capital stock of Bucanero S.A.
b) Main Business Conditions

On January 28, 2014 AmBev Luxembourg, the Company’s wholly-owned subsidiary, acquired the interest indirectly held by Anheuser-Busch InBev S.A./N.V. in Cerbuco Brewing Inc., which holds 50% in Bucanero S.A., the leading company in the Cuban beer market.

c) Companies Involved	Anheuser-Busch InBev S.A./N.V., AmBev Luxembourg, Cerbuco Brewing Inc. and Bucanero S.A.

d) Effects of the Operation on the Ownership Structure especially on the interests of the Controlling Shareholder, Shareholders with more than 5% of the Company’s Capital Stock and the Company’s Management

No effect.
e) Ownership Structure Before and After the Operation	The Company, before the operation, did not hold any direct or indirect interest in Bucanero S.A. After completion of the operation, the Company now holds an indirect interest of 50% in Bucanero S.A.
f) Mechanisms adopted to ensure fair treatment amongst shareholders

A Fairness Opinion was obtained from N M Rothschild & Sons (Brasil) Ltda. confirming Cerbuco’s financial valuation prepared by the Company. Referring to the approval of the acquisition of Interbrew International B.V. (“IIBV”)’s interest in Cerbuco, in order to ensure independence, members of the Board of Directors with any conflict of interests did not take part in the resolutions related to this operation. In addition, compliance with U.S. policy on Cuba (the “Policy To Assist U.S. Persons In Complying with their Obligations under U.S. Sanctions Regarding Cuba”) was approved, and this was filed at the Company’s headquarters. The Legal Officer and Chief Financial and Investor Relations Officer of the Company were granted authority jointly, after consulting the Compliance Committee, to resolve on any and all matters related to any possible direct or indirect activities of the Company in Cuba.

a) Event	Merger of Londrina Bebidas Ltda. with the Company
b) Main Business Conditions

A Management proposal released on September 2, 2014, recommended the Company’s incorporation of Londrina Bebidas Ltda., a wholly-owned subsidiary of the Company. This merger aimed at streamlining the group’s ownership structure and reducing its operating expenses.

The Company’s Extraordinary Shareholders’ Meeting was held on October 1, 2014 as well as a Partner’s Resolution of Londrina Bebidas Ltda., which approved the merger mentioned above. As a result of this merger, the Company received at their respective book values, all the assets, rights and obligations of Londrina Bebidas Ltda., which was dissolved, with its shares being cancelled, and succeeded by the Company, pursuant to the law.

The merger of Londrina Bebidas Ltda. was concluded without increasing or decreasing the Company’s shareholders’ equity or its capital stock, since Londrina Bebidas Ltda. was a wholly-owned subsidiary of the Company.

c) Companies Involved	Londrina Bebidas Ltda. and Ambev S.A.

d) Effects of the Operation on the Ownership Structure especially on the interests of the Controlling Shareholder, Shareholders with more than 5% of the Company’s Capital Stock and the Company’s Management

No effect on the Company’s ownership structure.
e) Ownership Structure Before and After the Operation

Before the operation, the Company held a direct interest of 100% in the capital stock of Londrina Bebidas Ltda.

After completion of the operation, Londrina Bebidas Ltda. was dissolved and the Company succeeded Londrina Bebidas Ltda. in all its rights and obligations.

f) Mechanisms adopted to ensure fair treatment amongst shareholders	Not applicable, since the operation did not cause any impact on minority shareholders, since the Company held a 100% interest in the capital stock of Londrina Bebidas Ltda.

Item 15.8 of the reference form.

Due to the merger of all the shares issued by Companhia de Bebidas das Américas – Ambev, the shareholders and holders of American Depositary Receipts (“ADRs”) of Companhia de Bebidas das Américas – Ambev now became holders, respectively, of (i) five common shares issued by the Company for each common or preferred share issued by Companhia de Bebidas das Américas – Ambev outstanding in the market, and (ii) five ADRs of the Company for each ADR of Companhia de Bebidas das Américas – Ambev, representing its common or preferred shares.

On October 30, 2013, the Brazilian Securities Commission (“CVM”) registered the Company as an issuer of securities under category “A”, pursuant to CVM Instruction No. 480 of December 7, 2009. The Company shares and American Depositary Receipts began to be traded, respectively, on the Securities, Commodities and Futures Exchange - BM&FBOVESPA S.A. and on the New York Stock Exchange, on November 11, 2013.

An Extraordinary Shareholders’ Meeting of Companhia de Bebidas das Américas – Ambev was held on October 31, 2013, where the Company, in the capacity of sole shareholder of Companhia de Bebidas das Américas – Ambev, approved the request for deregistering of Companhia de Bebidas das Américas – Ambev as issuer of securities under category “A”, pursuant to Article 50 of CVM Instruction No. 480 of December 7, 2009, and the request for cancellation of American Depositary Receipts Programs Level 2 of Companhia de Bebidas das Américas - Ambev. The request for deregistering Companhia de Bebidas das Américas – Ambev as issuer of securities under category “A” was granted by CVM on December 12, 2013, by means of the Official Letter/CVM/SEP/GEA-2/Nº 388/2013.

13.       Number, class and type of securities of each company involved in the transaction held by other companies involved in the transaction, or by persons related to these companies, as defined in the rules for a public tender offer for shares.

Ambev holds on this date (i) 6,554 registered common shares of no par value issued by Skol, representing 100% of its capital stock; and (ii) 412,930 registered common shares of no par value issued by Eagle, representing 100% of its capital stock.

14.       Exposure of any of the companies involved in the transaction, or persons related to them, as defined by the rules referring to public tender offers, to derivatives referenced to securities issued by the other companies involved in the transaction.

Not applicable.

15.       Report covering all the trading conducted over the past six (6) months by the persons indicated below in securities issued by the companies involved in the transaction:

         Companies involved in the transaction:

(i) private purchase transactions

(ii) private sale transactions

(iii) purchase transactions in regulated markets

(a); and (iv) sale transactions in regulated markets

Not applicable, since none of the transactions mentioned in items (i), (ii), (iii) or (iv) above occurred during the year.

(b) parties related to the companies involved in the transaction:

(i)        Private purchase transactions

(1) the average price:	R$18.71
(2) number of shares involved:	1,554,588
(3) security involved:	Share
(4) percentage of each class and type of security:	0.0099%
(5) other material conditions:	Transactions within the scope of the Company's Stock Options Program

(1) the average price:	US$4.74
(2) number of shares involved:	214,102
(3) security involved:	ADRs
(4) percentage of each class and type of security:	0.0014%
(5) other material conditions:	Transactions within the scope of the Company's Stock Options Program

(ii) Private sale transactions

(1) the average price:	R$5.89
(2) number of shares involved:	6,953,570
(3) security involved:	Share
(4) percentage of each class and type of security:	0.0442%
(5) other material conditions:	Transactions within the scope of the Company’s Stock Options Program

(1) the average price:	US$1.93
(2) number of shares involved:	1,452,945
(3) security involved:	ADRs
(4) percentage of each class and type of security:	0.0092%
(5) other material conditions:	Transactions within the scope of the Company’s Stock Options Program

(iii)      Purchase transactions in regulated markets

(1) the average price:	R$19.02
(2) number of shares involved:	3,084,600
(3) security involved:	Share
(4) percentage of each class and type of security:	0.0196%
(5) other material conditions:	Transactions within the scope of the Share Purchase Program approved by the Company's Management

(iv)      Sale transactions in regulated markets

Not applicable, since no securities have been sold in regulated markets over the past 6 months.

16.       Document by means of which the Independent Special Committee submitted its recommendations to the Board of Directors, if the operation was negotiated pursuant to CVM Guidance Report No. 35 of 2008.

Not applicable.

Exhibit B.I.1 – Protocol and Justification

PROTOCOL AND JUSTIFICATION OF MERGERS OF

CERVEJARIAS REUNIDAS SKOL CARACU S.A. AND

EAGLE DISTRIBUIDORA DE BEBIDAS S.A.

INTO AMBEV S.A.

AMONG THE MANAGERS OF

CERVEJARIAS REUNIDAS SKOL CARACU S.A.,

EAGLE DISTRIBUIDORA DE BEBIDAS S.A.,

AND AMBEV S.A.

________________________________

DATED MARCH 28, 2016

________________________________

The managers of CERVEJARIAS REUNIDAS SKOL CARACU S.A., a joint-stock company with its principal place of business in the City of Jaguariúna, State of São Paulo, at Av. Antarctica, 1.891 (part), Fazenda Santa Úrsula, State Registration Number (NIRE) 35.300.160.321, enrolled with the National Corporate Taxpayers Register (CNPJ) under No. 33.719.311/0001-64 (“Skol”);

The managers of EAGLE DISTRIBUIDORA DE BEBIDAS S.A., a joint-stock company with its principal place of business in the City of Jaguariúna, State of São Paulo, at Av. Antarctica, 1.891 (part), Fazenda Santa Úrsula, NIRE 35.300.159.659, enrolled with the CNPJ under No. 12.268.405/0001-94 (“Eagle” and, jointly with Skol, the “Target Companies”); and

The managers of AMBEV S.A., a company with its principal place of business in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1.017, 3rd floor, Itaim Bibi, NIRE 35.300.368.941, enrolled with the CNPJ under No. 07.526.557/0001-00 (“Ambev” and, jointly with the Target Companies, the “Companies”), for the reasons and aiming at the purposes detailed below in this instrument, resolve to enter into this Protocol and Justification of Mergers of Cervejarias Reunidas Skol Caracu S.A. and Eagle Distribuidora de Bebidas S.A. into Ambev S.A., which shall be submitted to approval of their respective shareholders at a Shareholders Meetings, in accordance with the following provisions and conditions (“Protocol and Justification” and “Mergers”, respectively):

1. The Mergers are part of the corporate restructuring of the Ambev group and are intended to further simplify the equity structure and to reduce operating and management costs of the group, thus bringing benefits to the shareholders of Ambev.

2. The Mergers are carried out in such a manner to enable Ambev to receive, in their respective book values, all assets, rights and obligations of the Target Companies (including the properties indicated in the Valuation Report, as defined below), which shall be wound-up and succeeded by Ambev under the law, based on the elements set forth, respectively, (i) in the balance sheet of Skol; and (ii) in the balance sheet of Eagle, prepared as of February 29, 2016 (“Base Date”). The equity changes ascertained from the Base Date to the date when the Mergers are consummated shall be appropriated by Ambev.

3. The management of Ambev engaged APSIS Consultoria Empresarial Ltda. (CNPJ No. 27.281.922/0001-70) (“Specialized Company”) to carry out the valuation, respectively, (i) of the net worth of Skol to be transferred to Ambev due to the merger of Skol, which prepared the valuation report set forth in Exhibit 3(i) to this Protocol and Justification (“Skol Valuation Report”); and (ii) of the net worth of Eagle to be transferred to Ambev due to the merger of Eagle, which prepared the valuation report set forth in Exhibit 3(ii) to this Protocol and Justification (“Eagle Valuation Report” and, jointly with the Skol Valuation Report, the “Valuation Reports”). The appointment of the Specialized Company shall be submitted to ratification by the Shareholders Meeting of Ambev that shall examine this Protocol and Justification, as provided for by article 227, paragraph 1 of Law No. 6404/76.

3.1. The Specialized Company declared that (i) there is no current or potential conflict or community of interests with the shareholders of the Target Companies or of Ambev, or regarding the Mergers themselves; and (ii) neither the shareholders nor the managers of the Target Companies or of Ambev directed, restricted, hindered or performed any acts that have or may have impaired the access, use or knowledge of any information, assets, documents or work methodologies that are relevant for the quality of its conclusions.

4. The Mergers shall not result in an increase or reduction in the net worth or capital stock of Ambev, to the extent that the net worth of the Target Companies is already fully reflected on the net worth of Ambev, as a result of application of the equity method. For that purpose, there shall be no dilution of the current shareholders of Ambev and, therefore, the obligations set forth in Chapter III of CVM Instruction No. 565/2015 shall not apply.

5. Ambev shall continue to be dedicated to the production and sale of beers, concentrates, soft drinks and other beverages. The business purpose of Ambev shall not be changed, because the Companies have similar business purposes and the different activities performed by the Target Companies shall not be carried out by Ambev after the Mergers. In view of the provisions above, there shall be no need to amend the Bylaws of Ambev. The registration of publicly-held company of Ambev with CVM shall be maintained.

6. Furthermore, as Eagle and Skol are wholly-owned subsidiaries of Ambev, there are no shareholders, whether minority or not, in the Target Companies, other than Ambev itself. Therefore, upon the winding-up of the Target Companies to result from the Mergers, their shares shall be cancelled, as provided for by paragraph 1 of article 226 of Law No. 6404/76, without attribution of shares issued by Ambev in replacement of the shareholder’s rights.

7. Accordingly, it is not possible to talk about replacement or right of withdrawal.

8.   Ambev submitted an enquiry to the CVM, requesting exemption from the provisions of Article 264 of Law No. 6404/76, in view of the characteristics of this particular case. Still awaiting a reply from the CVM.

9. It shall be incumbent upon the managers of Ambev to perform all acts required for implementation of the Mergers, including writing-off of the registrations of the Target Companies with the applicable federal, state and municipal bodies, as well as maintenance of the accounting books of the Target Companies for the legal term. The costs and expenses arising out of the implementation of the Mergers shall be Ambev’s liability.

10. The consummation of the Mergers shall depend on the performance of the following acts: (i) Shareholders Meeting of Skol to approve the Protocol and Justification and the merger of Skol into Ambev; (ii) Shareholders Meeting of Eagle to approve the Protocol and Justification and the merger of Eagle into Ambev; and (iii) Shareholders Meeting of Ambev to (a) approve the Protocol and Justification; (b) ratify the appointment of the Specialized Company; (c) approve the Valuation Reports and consummation of the Mergers.

11. All documents referred to in this Protocol and Justification shall be available to the shareholders of the Companies at the respective principal places of business as from the date hereof, on the website of Investors Relations of Ambev (www.ri.ambev.com.br), as well as on the websites of the Brazilian Securities Commission and BM&FBOVESPA – Bolsa de Valores, Mercadorias e Futuros.

12. This Protocol and Justification shall be solely amended by means of a written instrument and shall be governed by the law of the Federative Republic of Brazil. The courts of the judicial district of the City of São Paulo, State of São Paulo are hereby elected to resolve all issues arising out of this Protocol and Justification, waiving any other courts, however privileged they may be.

IN WITNESS WHEREOF, the parties execute this Protocol and Justification in three (3) identical counterparts for a sole purpose, together with two witnesses identified below.

São Paulo, March 28, 2016.

Managers of Cervejarias Reunidas Skol Caracu S.A.
___________________________________ Bernardo Pinto Paiva Chief Executive Officer	___________________________________ Ricardo Rittes de Oliveira Silva Officer
___________________________________ Pedro de Abreu Mariani Officer	___________________________________ Ricardo Morais Pereira de Melo Officer
Managers of Eagle Distribuidora de Bebidas S.A.
___________________________________ Bernardo Pinto Paiva Chief Executive Officer	___________________________________ Ricardo Rittes de Oliveira Silva Officer
___________________________________ Pedro de Abreu Mariani Officer	___________________________________ Ricardo Morais Pereira de Melo Officer

Managers of Ambev S.A.
___________________________________ Victorio Carlos De Marchi Director	___________________________________ Carlos Alves de Brito Director
___________________________________ Marcel Herrmann Telles Director	___________________________________ José Heitor Attilio Gracioso Director
___________________________________ Luis Felipe Pedreira Dutra Leite Director	___________________________________ Vicente Falconi Campos Director
___________________________________ Roberto Moses Thompson Motta Director	___________________________________ Álvaro Antônio Cardoso de Souza Director
___________________________________ Paulo Alberto Lemann Director	___________________________________ Marcos de Barros Lisboa Director
___________________________________ Antonio Carlos Augusto Ribeiro Bonchristiano Director
___________________________________ Bernardo Pinto Paiva Chief Executive Officer	___________________________________ Cassiano de Stefano Chief Logistics Officer
___________________________________ Pedro de Abreu Mariani Chief Legal and Corporate Relations Officer	___________________________________ Fabio Vieira Kapitanovas Chief Persons and Management Officer
___________________________________ Paula Noqueira Lindenberg Chief Marketing Officer	___________________________________ Flávio Barros Torres Chief Industrial Officer
___________________________________ Ricardo Morais Pereira de Melo Chief Sales Officer	___________________________________ Fernando Dias Soares Chief Soft Drinks Officer

___________________________________ Rodrigo Figueiredo de Souza Chief Supplies Officer	___________________________________ Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer
___________________________________ Gustavo Pimenta Garcia Chief Information Technology and Shared Services Officer
Witnesses:
1. ___________________________________ Name: ID Card (RG): Individual Taxpayers Register (CPF):	2. ___________________________________ Name: ID Card (RG): Individual Taxpayers Register (CPF):

Exhibit 3(i)
Skol Valuation Report

Exhibit 3(ii)
Eagle Valuation Report

Exhibit B.I.6 – Copy of the Minutes Referring to the Mergers

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

Extract of the Minutes of the Meeting of the Board of Directors of Ambev S.A. (the “Company”), held on March 28, 2016, drawn up in summary form

1.                  Date, time and venue: On March 28, 2016, starting at 10:00 a.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor.

2.                  Call and Attendance: Call notice duly made pursuant to the Company’s bylaws, meeting with attendance of Messrs. Victorio Carlos De Marchi and Carlos Alves de Brito, copresidents, and Messrs. José Heitor Attilio Gracioso, Luis Felipe Pedreira Dutra Leite, Vicente Falconi Campos, Roberto Moses Thompson Motta, Álvaro Antônio Cardoso de Souza, Paulo Alberto Lemann, Marcos de Barros Lisboa and Antonio Carlos Augusto Ribeiro Bonchristiano. The member of the Fiscal Council, Mr. James Terence Coulter Wright, has also attended the meeting.

3.                  Board: President, Victorio Carlos De Marchi, and Secretary, Pedro de Abreu Mariani.

4.                  Resolutions: It was unanimously and unrestrictedly resolved by the Directors:

Compensation of Management and members of the Fiscal Council - 2015.  To ratify the amounts paid out as compensation to the Management and to the members of the Fiscal Council of the Company during the Fiscal Year of 2015:

	No. O f Members	Fixed Compensation (R$)				Variable Compensation (R$)				Termination Benefits	Share-based payments (R$)	Total
		Fees	Direct and Indirect Benefits	Remunera- tion for Sitting on Committees	Others	Bonus	Profit Sharing	Commissions	Others
Board of Directors	12	4,669,682.00	-	-	933,936.00	-	1,529,566.00	-	-	-	6,530,174.00	13,663,358.00
Fiscal Council	6	1,395,475.00	-	-	279,095.00	-	-	-	-	-	-	1,674,570.00
Executive Officers	10	8,933,817.00	440,023.00	-	1,786,763.00	-	13,803,619.35	-	-	-	32,445,718.00	57,409,940.35
Total	28	14,998,974.00	440,023.00	-	2,999,794.00	-	15,333,185.35	-	-	-	38,975,892.00	72,747,868.35

4.2. Compensation of Management and members of the Fiscal Council - 2016. To approve the submission to the Company’s shareholders in the next Ordinary General Meeting of the Company, of the following proposal on maximum limit for the overall compensation of the Company’s management and members of the Fiscal Council for the 2016 Fiscal Year:

	No. Of Members	Fixed Compensation (R$)				Variable Compensation (R$)				Termination Benefits	Share-based payments (R$)	Total
		Fees	Direct and Indirect Benefits	Remunera- tion for Sitting on Committees	Others	Bonus	Profit Sharing	Commissions	Others
Conselho de Administração	12	5,230,044.00	-	-	1,046,009.00	-	3,736,623.00	-	-	-	6,993,327.00	17,006,003.00
Conselho Fiscal	6	1,562,932.00	-	-	312,586.00	-	-	-	-	-	-	1,875,518.00
Diretoria Estatutária	10	10,005,875.00	492,826.00	-	2,001,175.00	-	26,124,683.00	-	-	-	33,780,980.44	72,405,539.44
Total geral	28	16,798,851.00	492,826.00	-	3,359,770.00	-	29,861,306.00	-	-	-	40,774,307.44	91,287,060.44

4.3. Allocation of Net Profits – FY 2015. To approve the submission to the Company’s shareholders in the next Ordinary General Meeting of the Company, of the following proposal on the net profit allocation for the fiscal year ended on December 31, 2015:

Net profits	R$ 12,423,770,854.88
Dividends and/or interest on own capital (gross), net of prescribed dividends	R$ 9,241,590,550.84
Investments Reserve	R$ 2,114,422,117.48
Tax incentives reserve	R$ 1,143,638,860.98

4.4. Member of the Fiscal Council. This Board of Directors has taken knowledge of Mr. Celso Giacometti’s request not to have his term of office extended, for personal reasons. By recommendation of Director Victorio Carlos De Marchi, this Board of Directors appreciates Mr. Celso Giacometti’s relevant services rendered as member of the Fiscal Council of the Company which have contributed not just for the evolution of the Company’s Fiscal Council, but to the Company itself.

4.5. Merger of Skol and Eagle. To approve, after examination and discussion, the terms and conditions of the draft Protocol and Justification of Merger of Cervejarias Reunidas Skol Caracu S.A. (CNPJ nº 33.719.311/0001-64) (“Skol”) and Eagle Distribuidora de Bebidas S.A. (CNPJ nº 12.268.405/0001-94) (“Eagle”) into the Company ( “Mergers”), which, after being certified by the Board, will be filed in the Company’s headquarters (“Protocol and Justification”).

4.5.1. To ratify the retention of the specialized firm APSIS Consultoria Empresarial Ltda. (CNPJ nº 27.281.922/0001-70) to prepare the valuation report (i) of the net equity of Skol, and (ii) of the net equity of Eagle, based on their book value, for purposes of section 227 and in the form of section 8 of Law No. 6,404/76 (“Valuation Report”), having the directors analyzed such Valuation Report.

4.5.2. To authorize the Company’s Executive Committee to perform all acts necessary for the implementation and consummation of the Mergers, including, for example, the execution of the Protocol and Justification.

4.6. Manual on Disclosure and Use of Information and Policy for the Trading with Securities issued by the Company. Without prejudice of the regular conclusion of individual plans previously in force, to approve the amendments made to the Manual on Disclosure and Use of Information and Policy for the Trading with Securities issued by Ambev S.A.,  which is initialed by the Board and filed at the headquarters of the Company and made available at the Company’s Investor Relations website (www.ambev.com.br/ri/), as well as websites of BM&FBOVESPA Stock Exchange (www.bmfbovespa.com.br) and Securities and Exchange Commission - CVM (www.cvm.gov.br).

4.7. Compensation Plan. Approve the Company’s Share-based Compensation Plan (“Compensation Plan”), determining the Compensation Plan’s submission to the Company’s shareholders in the next Company’s Extraordinay Shareholders Meeting.

4.8. Convene the ordinary and extraordinary general meetings of the Company. To approve the convene of the Company's ordinary and extraordinary general meetings and to resolve on the agenda as per the Call Notice, attached hereto as Schedule I.

  Closure: With no further matters to be discussed, the present Minutes were drawn up and duly executed.

São Paulo, March 28, 2016.

/s/ Victorio Carlos De Marchi	/s/ Carlos Alves de Brito

/s/ Roberto Moses Thompson Motta	/s/ Luis Felipe Pedreira Dutra Leite

/s/ José Heitor Attilio Gracioso	/s/ Vicente Falconi Campos

/s/ Álvaro Antônio Cardoso de Souza	/s/ Paulo Alberto Lemann

/s/ Antonio Carlos Augusto Ribeiro Bonchristiano	/s/ Marcos de Barros Lisboa

/s/ Pedro de Abreu Mariani Secretary

Schedule I

Call Notice

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

ORDINARY AND EXTRAORDINARY GENERAL MEETING

CALL NOTICE

The shareholders of Ambev S.A. (the “Company”) are invited to attend a meeting to be held on April 29, 2016, at 2:00 p.m., at the Company’s headquarters, located at Rua Dr. Renato Paes de Barros, 1.017, 4th floor, Itaim Bibi, in the City and State of São Paulo, for the Ordinary and Extraordinary General Meeting, to resolve on the following AGENDA:

(a)                Ordinary General Meeting:

(i)                 analysis of the management accounts, with examination, discussion and voting on the financial statements related to the fiscal year ended December 31, 2015;

(ii)               allocation of the net profits for the fiscal year ended December 31, 2015 and ratification of the payment of interest on own capital and distribution of dividends, related to the fiscal year ended on December 31, 2015, approved by the Board of Directors at meetings held on February 23rd, 2015, May 13th, 2015, August 28th, 2015, December 1st, 2015 and January 15th, 2016;

(iii)             election of the members of the Company’s Fiscal Council and their respective alternates for a term in office until the Ordinary General Meeting to be held in 2017; and

(iv)             ratification of the amounts paid out as compensation to the management and to the members of the Fiscal Council of the Company during the fiscal year ended December 31, 2015 and establishing the overall compensation of the management and of the members of the Fiscal Council for the fiscal year of 2016.

(b)               Extraordinary General Meeting:

(i)         to examine, discuss and approve all the terms and conditions of the Protocol and Justification of the Mergers with and into the Company of Cervejarias Reunidas Skol

                       Caracu S.A. (“Skol”) and Eagle Distribuidora de Bebidas S.A. (“Eagle”) entered into by the managers of the Company, Skol and Eagle (the “Mergers”);

(ii)               to ratify the retention of the specialized firm APSIS Consultoria Empresarial Ltda. to prepare the valuation reports of the net equity of Skol and Eagle, based on its book value, for purposes of sections 227 and 8 of Law No. 6,404/76 (“Valuation Report”);

(iii)             to approve the Valuation Report;

(iv)             to approve the Mergers;

(v)               to authorize the Company’s Executive Committee to perform all acts necessary for the consummation of the mergers; and

(vi)             to approve the Company’s Share-based Compensation Plan.

General Information:

-       The Company informs its shareholders that on February 25, 2015 the following documents were published on the newspapers “Diário Oficial do Estado de São Paulo” and “Valor Econômico”: (i) annual management report; (ii) financial statements regarding the fiscal year ended on December 31, 2014; (iii) report of the independent accountant’s opinion; and (iv) Fiscal Council’s opinion.

-       The documents and information referred to above and those listed in CVM Ruling n. 481/09 were presented to the Comissão de Valores Mobiliários – CVM (“CVM”)  by means of its Information System Empresas.Net, in accordance with Article 6 of such Ruling, and are available to the shareholders at the Company’s headquarters, on its Investor Relations website (www.ri.ambev.com.br), and on BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros and CVM websites (www.bmfbovespa.com.br and www.cvm.gov.br, respectively).

-       The shareholder or its legal agent must present valid identification in order to vote at the meeting.

-       Proxies containing special powers for representation in the general meeting should be deposited at the Company’s headquarters (att.: Pedro de Abreu Mariani, General Counsel), at least 3 (three) business days prior to the date scheduled for the meetings.

-       Shareholders taking part in the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros Registered Stocks Fungible Custody that plan on attending these Ordinary and Extraordinary General Meetings shall submit a statement containing their respective stock ownership, issued by qualified entity, within 48 hours prior to the meetings.

São Paulo, March 29, 2016

Victorio Carlos De Marchi

Co-Chairman of the Board of Directors

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

FISCAL COUNCIL’S OPINION

The members of the Fiscal Council of Ambev S.A. (“Company”), acting on the authority granted by means of item III, section 163 of Law No. 6.404/76, have examined the mergers with and into the Company of its wholly-owned subsidiaries Cervejarias Reunidas Skol Caracu S.A. (CNPJ nº 33.719.311/0001-64) (“Skol”) and Eagle Distribuidora de Bebidas S.A. (CNPJ nº 12.268.405/0001-94) (“Eagle”), in the terms and conditions of the Protocol and Justification of Merger of Cervejarias Reunidas Skol Caracu S.A. and Eagle Distribuidora de Bebidas S.A. (“Protocol and Justification”) and the valuation reports of the net equity of Skol and Eagle, based on its book value, provided by APSIS Consultoria Empresarial Ltda. (CNPJ nº 27.281.922/0001-70) (“Mergers”). After examination and clarifications presented by the executive committee of the Company, the members of the fiscal council grant favorable opinion as to the approval of the Mergers by the Company’s shareholders in the general meeting, under the terms of the Protocol and Justification.

São Paulo, March 28, 2016.

/s/Celso Clemente Giacometti	/s/James Terence Coulter Wright
/s/Paulo Assunção de Souza

Exhibit B.I.7 – Copy of the Appraisal Reports

Exhibit B.I.9 – Financial Statements

a) Eagle’s Financial Statements

Eagle Distribuidora de Bebidas S.A.

Balance Sheets as of February 29, 2016
(Expressed in thousands of Brazilian Reais)

Assets

Cash and cash equivalents	820,08
Trade receivable	4.333,85
Inventories	57,22
Income tax and social contribution recoverable	1.594,22
Other assets	111,49
Current assets	6.916,86

Trade receivable	445,29
Income tax and social contribution recoverable	1.003,03
Investments in associates	5.678.099,31
Property, plant and equipment	6.015,55
Other assets	168,27
Non-current assets	5.685.731,45

Total assets	5.692.648,31

Equity and liabilities

Trade payables	10.834,97
Wages and salaries	482,01
Interest-bearing loans and borrowings	889,49
Taxes and contributions payable	433,81
Provisions	635,26
Other liabilities	17,94
Current liabilities	13.293,48

Interest-bearing loans and borrowings	66.428,69
Provisions	2.423,94
Non-current liabilities	109.709,21

Total liabilities	123.002,69

Equity
Issued capital	1.939.841,37
Capital Reserves	4,00
Net income reserves	3.323.634,75
Other comprehensive income	219.084,50
Retained earnings	87.081,00
Total Equity	5.569.645,62

Total equity and liabilities	5.692.648,31
José Carlos Pocidônio de Morais Junior
Accountant
CPF 321.773.748-20
CRC 1SP258267/O-4
Silvia Aparecida Vieira Ramos
Accountant
CPF 274.044.318-83
CRC 1SP240597/O-0
Oswânia Aparecida Katz
Accountant
CPF 190.964.118-97
CRC 1SP197135/O-2

b) Skol’s Financial Statements

Cervejarias Reunidas Skol Caracu S.A.

Balance Sheets as of February 29, 2016
(Expressed in thousands of Brazilian Reais)

Assets

Cash and cash equivalents	154.176,18
Trade receivable	294.591,47
Inventories	107.995,69
Income tax and social contribution recoverable	144.437,78
Dividends receivables	228.098,86
Other assets	6.714,93
Current assets	936.014,91

Income tax and social contribution recoverable	48.784,86
Other assets	2.926,26
Investments in associates	4.886.684,00
Property, plant and equipment	1.527.024,60
Non-current assets	6.465.419,72

Total assets	7.401.434,64

Equity and liabilities

Trade payables	506.389,32
Interest-bearing loans and borrowings	10.236,43
Wages and salaries	5.403,14
Income tax and social contribution payable	16.987,25
Taxes and contributions payable	59.533,57
Provisions	2.546,11
Other liabilities	2.149,08
Current liabilities	603.244,89

Interest-bearing loans and borrowings	202.814,97
Deferred tax liabilities	54.617,50
Provisions	7.303,86
Non-current liabilities	265.868,68

Total liabilities	869.113,57

Equity
Issued capital	4.175.404,62
Capital Reserves	22.695,46
Net income reserves	1.108.582,27
Retained earnings	143.704,52
Other comprehensive income	1.081.934,19
Total Equity	6.532.321,07

Total equity and liabilities	7.401.434,64

José Carlos Pocidônio de Morais Junior
Accountant
CPF 321.773.748-20
CRC 1SP258267/O-4
Silvia Aparecida Vieira Ramos
Accountant
CPF 274.044.318-83
CRC 1SP240597/O-0
Oswânia Aparecida Katz
Accountant
CPF 190.964.118-97
CRC 1SP197135/O-2

c) Ambev’s Financial Statements

Consolidated Income Statements

Years ended December 31, 2015, 2014 and 2013

(Expressed in millions of Brazilian Reais)

	Note	2015	2014	2013

Net sales	6	46,720.2	38,079.8	35,079.1
Cost of sales		(16,061.4)	(12,814.6)	(11,572.5)
Gross profit		30,658.8	25,265.2	23,506.6

Distribution expenses		(5,833.2)	(4,847.3)	(4,297.6)
Sales and marketing expenses		(5,344.7)	(4,311.5)	(3,762.3)
Administrative expenses		(2,281.3)	(1,820.0)	(1,748.3)
Other operating income/(expenses), net	7	1,936.1	1,629.2	1,761.6
Exceptional items	8	(357.2)	(89.0)	(29.2)
Income from operations		18,778.5	15,826.6	15,430.8

Finance cost	11	(3,562.4)	(2,648.6)	(2,495.0)
Finance income	11	1,294.2	1,173.2	933.6
Net finance result		(2,268.2)	(1,475.4)	(1,561.4)

Share of results of associate		3.1	17.4	11.4
Income before income tax		16,513.4	14,368.6	13,880.8

Income tax expense	12	(3,634.2)	(2,006.6)	(2,481.4)
Net income		12,879.2	12,362.0	11,399.4

Attributable to:
Equity holders of Ambev		12,423.8	12,065.5	9,557.3
Non-controlling interests		455.4	296.5	1,842.1

Basic earnings per share – common		0.79	0.77	0.75
Diluted earnings per share– common		0.78	0.76	0.75

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

Years ended December 31, 2015, 2014 and 2013

(Expressed in millions of Brazilian Reais)

	2015	2014	2013

Net income	12,879.2	12,362.0	11,399.4

Items that will not be reclassified to profit or loss:
Full recognition of actuarial gains/(losses)	(24.5)	(165.9)	201.0

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations (gains/(losses)
Investment hedge in foreign operations	(1,859.4)	(330.9)	(380.7)
Investment hedge - put option on a subsidiary interest	(1,071.0)	(175.2)	(118.2)
Gains/losses on translation of other foreign operations	6,344.6	1,116.4	786.5
Gains/losses on translation of foreign operations	3,414.2	610.3	287.6

Cash flow hedge - gains/(losses)
Recognized in Equity (Hedge reserve)	1,634.6	385.2	285.0
Removed from Equity (Hedge reserve) and included in profit or loss	(970.0)	(251.2)	(220.6)
Total cash flow hedge	664.6	134.0	64.4

Other comprehensive income	4,054.3	578.4	553.0

Total comprehensive income	16,933.5	12,940.4	11,952.4

Attributable to:
Equity holders of Ambev	16,086.5	12,522.2	9,987.4
Non-controlling interest	847.0	418.2	1,965.0

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

As at December 31, 2015 and 2014

(Expressed in millions of Brazilian Reais)

Assets	Note	2015	2014

Property, plant and equipment	13	19,140.1	15,740.1
Goodwill	14	30,953.1	27,502.9
Intangible assets	15	5,092.2	3,754.9
Investments in associates		714.9	40.4
Investment securities	16	118.6	68.0
Deferred tax assets	17	2,749.9	1,392.5
Employee benefits	23	8.6	12.8
Derivative financial instruments	27	51.4	5.5
Income tax and social contributions recoverable		557.4	718.1
Other taxes recoverable		335.4	443.1
Other assets		2,140.2	1,736.5
Non-current assets		61,861.8	51,414.8

Investment securities	16	215.1	713.0
Inventories	18	4,338.2	3,411.3
Trade receivable	19	4,165.7	3,028.9
Derivative financial instruments	27	1,512.4	882.5
Income tax and social contribution recoverable		2,398.6	610.0
Other taxes receivable		796.3	971.9
Cash and cash equivalents	20	13,620.2	9,722.1
Other assets		1,268.0	1,388.8
Current assets		28,314.5	20,728.5

Total assets		90,176.3	72,143.3

Consolidated Balance Sheets (continued)

As at December 31, 2015 and 2014

(Expressed in millions of Brazilian Reais)

Equity and liabilities	Note	2015	2014

Equity	21
Issued capital		57,614.1	57,582.4
Reserves		62,574.8	59,907.1
Carrying value adjustments		(71,857.0)	(75,267.9)
Equity attributable to equity holders of Ambev		48,331.9	42,221.6
Non-controlling interests		2,001.8	1,423.1
Total Equity		50,333.7	43,644.7

Interest-bearing loans and borrowings	22	2,316.9	1,634.6
Employee benefits	23	2,221.9	1,757.0
Derivative financial instruments	27	145.1	29.9
Deferred tax liabilities	17	2,473.6	1,737.6
Taxes and contributions payable		910.0	610.9
Trade payables	25	110.1	73.9
Provisions	26	499.5	543.2
Other liabilities		1,023.6	286.7
Non-current liabilities		9,700.7	6,673.8

Bank overdrafts		2.5	99.1
Interest-bearing loans and borrowings	22	1,282.6	988.1
Wages and salaries		915.6	598.4
Dividends and interest on shareholder´s equity payable		598.6	2,435.3
Derivative financial instruments	27	4,673.0	1,909.2
Income tax and social contribution payable		1,245.3	640.4
Taxes and contributions payable		3,096.8	2,903.3
Trade payables	25	11,833.7	8,708.7
Provisions	26	123.1	139.2
Other liabilities		6,370.7	3,403.1
Current liabilities		30,141.9	21,824.8

Total liabilities		39,842.6	28,498.6

Total equity and liabilities		90,176.3	72,143.3

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

(Expressed in millions of Brazilian Reais)

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity
At January 1, 2015	57,582.4	55,023.3	4,883.8	-	(75,267.9)	42,221.6	1,423.1	43,644.7

Net Income	-	-	-	12,423.8	-	12,423.8	455.3	12,879.1
Comprehensive income:
Gains/(losses) on translation of foreign operations	-	-	-	-	3,018.9	3,018.9	395.3	3,414.2
Cash flow hedges - gains / (losses)	-	-	-	-	666.2	666.2	(1.5)	664.7
Actuarial gain / (losses)	-	-	-	-	(22.4)	(22.4)	(2.1)	(24.5)
Total Comprehensive income	-	-	-	12,423.8	3,662.7	16,086.5	847.0	16,933.5
Capital increase	31.7	(22.6)	-	-	-	9.1	-	9.1
Put option of a subsidiary interest	-	-	-	-	(189.4)	(189.4)	-	(189.4)
Gains/(losses) of controlling interest´s share	-	-	-	-	13.5	13.5	(7.9)	5.6
Dividends distributed	-	-	-	(2,352.4)	-	(2,352.4)	(260.4)	(2,612.8)
Interest on shareholder´s equity	-	-	(1,979.8)	(4,866.3)	-	(6,846.1)	-	(6,846.1)
Share-based payment	-	189.9	-	-	-	189.9	-	189.9
Acquired shares and result on treasury shares	-	(817.0)	-	-	-	(817.0)	-	(817.0)
Prescribed dividends	-	-	-	16.2	-	16.2	-	16.2
Accounting reversal effect of predecessor cost:	-	-	-	-	-	-	-	-
Reversal effect revaluation of fixed assets under the predecessor basis accounting	-	-	-	75.9	(75.9)	-	-	-
Reserves destination:	-	-	-	-	-	-	-	-
Fiscal incentive reserve	-	-	1,143.6	(1,143.6)	-	-	-	-
Additional Interest on shareholder´s equity	-	-	2,039.2	(2,039.2)	-	-	-	-
Investments reserve	-	-	2,114.4	(2,114.4)	-	-	-	-
At December 31, 2015	57,614.1	54,373.6	8,201.2	-	(71,857.0)	48,331.9	2,001.8	50,333.7

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity (continued)

(Expressed in millions of Brazilian Reais)

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserves	Retained earnings	Adjustments to Equity Valuation	Total	Non-controlling interests	Total equity
At January 1, 2014	57,000.8	55,362.4	5,857.8	-	(75,228.6)	42,992.4	1,232.2	44,224.6

Net Income	-	-	-	12,065.5	-	12,065.5	296.5	12,362.0
Comprehensive income:
Gains/(losses) on translation of foreign operations	-	-	-	-	488.7	488.7	121.6	610.3
Cash flow hedges - gains / (losses)	-	-	-	-	133.6	133.6	0.2	133.9
Actuarial gain / (losses)	-	-	-	-	(165.6)	(165.6)	(0.3)	(165.8)
Total Comprehensive income	-	-	-	12,065.5	456.7	12,522.2	418.2	12,940.4
Prior year adjustment (i)	-	-	-	(24.1)	89.4	65.3	-	65.3
Capital increase	581.6	(423.9)	-	-	-	157.7	-	157.7
Expenses on issue of shares	-	(0.9)	-	-	-	(0.9)	-	(0.9)
Amount paid ABI - Bucanero	-	-	-	-	(505.3)	(505.3)	-	(505.3)
Gains/(losses) of controlling interest´s share	-	-	-	-	(4.2)	(4.2)	(7.4)	(11.6)
Dividends distributed	-	-	(1,591.2)	(5,492.2)	-	(7,083.4)	(219.9)	(7,303.3)
Interest on shareholder´s equity	-	-	(2,412.2)	(1,569.2)	-	(3,981.4)	-	(3,981.4)
Accrued interest on shareholder´s equity to distribute	-	-	-	(2,042.6)	-	(2,042.6)	-	(2,042.6)
Share-based payment	-	154.3	-	-	-	154.3	-	154.3
Acquired shares and result on treasury shares	-	(68.6)	-	-	-	(68.6)	-	(68.6)
Prescribed dividends	-	-	-	16.1	-	16.1	-	16.1
Accounting reversal effect of predecessor cost:
Reversal effect revaluation of fixed assets under the predecessor basis accounting	-	-	-	75.9	(75.9)	-	-	-
Reserves destination:
Fiscal incentive reserve	-	-	1,022.7	(1,022.7)	-	-	-	-
Additional Interest on shareholder´s equity	-	-	1,508.4	(1,508.4)	-	-	-	-
Investment reserve	-	-	498.3	(498.3)	-	-	-	-
At December 31, 2014	57,582.4	55,023.3	4,883.8	-	(75,267.9)	42,221.6	1,423.1	43,644.7

(i) In order to consolidate its distributors, subsidiaries in Canada, the Company used to adopt the proportional consolidation method. Aligned with IFRS 11(R), the Company has adopted the Equity Method.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity (continued)

(Expressed in millions of Brazilian Reais)

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserves	Retained earnings	Adjustments to Equity Valuation	Total	Non-controlling interests	Total equity

At January 1, 2013	249.1	-	51.6	-	25,097.2	25,397.9	12,125.0	37,522.9

Net income	-	-	-	7,322.8	2,234.5	9,557.3	1,842.1	11,399.4
Other comprehensive income
Translation reserves - gains / (losses)	-	-	-	-	165.6	165.6	122.0	287.6
Cash flow hedges - gains / (losses)	-	-	-	-	62.4	62.4	1.9	64.3
Actuarial gains / (losses)	-	-	-	-	202.0	202.0	(1.0)	201.0
Total Comprehensive income	-	-	-	7,322.8	2,664.5	9,987.3	1,965.0	11,952.3
Capital increase (i)	8,224.3	6,775.0	1,431.9	-	(16,413.7)	17.5	-	17.5
Stock swap merger – capital increase	48,527.4	48,527.4	-	-	-	97,054.8	(97,054.8)	-
Stock swap merger – carrying value adjustments	-	-	-	-	(85,242.6)	(85,242.6)	85,242.6	-
Expenses on issue of shares	-	(26.9)	-	-	-	(26.9)	-	(26.9)
Put option of a subsidiary interest	-	-	-	-	(54.1)	(54.1)	-	(54.1)
Gains/(losses) of non-controlling interest´s share	-	-	-	-	(28.2)	(28.2)	(176.1)	(204.3)
Dividends distributed	-	-	(13.1)	(2,035.9)	-	(2,049.0)	(73.2)	(2,122.2)
Dividends accrued to distribute	-	-	-	(915.1)	-	(915.1)	-	(915.1)
Acquire shares and result on treasury shares	-	(28.8)	-	-	-	(28.8)	-	(28.8)
Share-based payment	-	115.7	-	-	-	115.7	-	115.7
Prescribed dividends	-	-	-	15.6	-	15.6	-	15.6
Effects of predecessor basis of accounting (ii)	-	-	-	-	(1,251.7)	(1,251.7)	(796.3)	(2,048.0)
Reserves destination:
Fiscal incentive reserve	-	-	418.0	(418.0)	-	-	-	-
Investments reserve	-	-	906.0	(906.0)	-	-	-	-
Additional dividends	-	-	3,063.4	(3,063.4)	-	-	-	-
At December 31, 2013	57,000.8	55,362.4	5,857.8	-	(75,228.6)	42,992.4	1,232.2	44,224.6

(i) Refers to capital increase through the contribution of shares. This increase was performed at cost value, without any capital gain or loss.

(ii) Mainly refers to the effects of distribution of results from subsidiary until April, 2013, accounted under predecessor basis.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Cash Flow Statements

Years ended December 31, 2015, 2014  and  2013

 (Expressed in millions of Brazilian Reais)

	Note	2015	2014	2013

Net income		12,879.2	12,362.0	11,399.4
Depreciation, amortization and impairment		3,074.6	2,392.5	2,105.1
Impairment losses on receivables and inventories		97.7	99.6	117.1
Additions in provisions and employee benefits		483.1	169.1	203.2
Net finance cost	11	2,268.2	1,475.4	1,561.4
Gain on sale of property, plant and equipment and intangible assets		(27.9)	(33.9)	(24.7)
Gain on sale of operations in subsidiaries		(25.1)	-	-
Equity-settled share-based payment expense	24	197.1	161.1	182.2
Income tax expense	12	3,634.2	2,006.6	2,481.4
Share of result of associates		(3.1)	(17.4)	(11.4)
Other non-cash items included in the profit		(1,305.7)	(320.1)	(228.1)
Cash flow from operating activities before changes in working capital and provisions		21,272.3	18,294.9	17,785.6

Increase in trade and other receivables		(380.8)	(502.6)	(1,178.1)
Increase in inventories		(681.5)	(589.0)	(417.6)
Increase in trade and other payables		5,083.2	1,577.4	1,279.9
Cash generated from operations		25,293.2	18,780.7	17,469.8

Interest paid		(257.3)	(699.6)	(431.5)
Interest received		656.2	349.4	605.4
Dividends received		14.8	21.0	136.0
Income tax paid		(2,126.1)	(2,555.8)	(2,464.9)
Cash flow from operating activities		23,580.8	15,895.7	15,314.8

Proceeds from sale of property, plant and equipment and intangible assets		99.8	152.0	112.2
Proceeds from sale of operations in subsidiaries		94.3	-	-
Acquisition of property, plant and equipment and intangible assets		(5,261.2)	(4,493.1)	(3,810.3)
Acquisition of subsidiaries, net of cash acquired		(1,212.2)	(10.7)	(254.9)
Acquisition of other investments		(123.5)	-	-
Investment in short term debt securities and net proceeds/(acquisition) of debt securities		403.8	(445.7)	141.7
Net proceeds/(acquisition) of other assets		2.0	29.5	-
Cash flow from investing activities		(5,997.0)	(4,768.0)	(3,811.3)

Capital increase	21	9.9	157.6	17.4
Capital increase of non-controlling interests	21	-	-	172.4
Repurchase of treasury shares		(824.2)	(74.2)	(37.7)
Proceeds from borrowings		4,964.6	1,005.2	331.4
Repayment of borrowings		(5,653.0)	(1,790.3)	(991.2)
Cash net of finance costs other than interests		(2,326.9)	(380.9)	(1,663.8)
Payment of finance lease liabilities		(8.1)	(1.6)	(1.5)
Dividends paid		(11,490.2)	(12,059.6)	(7,333.7)
Cash flow from financing activities		(15,327.9)	(13,143.8)	(9,506.7)

Net increase/(decrease) in cash and cash equivalents		2,256.0	(2,016.1)	1,996.8
Cash and cash equivalents less bank overdrafts at beginning of year (i)		9,623.0	11,538.2	9,259.2
Effect of exchange rate fluctuations		1,738.7	100.9	282.2
Cash and cash equivalents less bank overdrafts at end of year (i)		13,617.7	9,623.0	11,538.2

 (i) Net of bank overdrafts.

The accompanying notes are an integral part of these consolidated financial statements.

Exhibit B.II – Information on appraisers

(as per Article 21 of CVM Instruction No. 481/09)

1. List the appraisers recommended by Management.

Apsis Consultoria Empresarial Ltda., headquartered at Rua da Assembleia, 35, 12º andar, Centro, Rio de Janeiro/RJ, enrolled with the national taxpayer’s register (CNPJ/MF) under No. 27.281.922/0001-70 (“Apsis”).

2. Describe the qualification of appraisers recommended.

Apsis informs that for more than 30 years it has been providing advisory services to the largest and most important companies in Brazil, Latin America and Europe for the valuation of companies, brands and other intangible assets, besides undertaking asset valuations, consultancy and real estate business, fixed asset management and corporate sustainability. Its staff is highly qualified and up-to-date with changes in the market.

Apsis complies with the international standards of ASA – American Society of Appraisers (Washington, DC), through USPAP – Uniform Standards of Professional Appraisal Practice, as well as ethical standards. Apsis is a member of IBAPE – the Brazilian Institute of Appraisal and Engineering Reports, a professional association composed of engineers, architects and accredited companies operating in the area of appraisals and expert reporting, the standards of which were based on the principles of the international rules of IVSC - International Valuation Standards Committee and UPAV – Union of Pan-American Appraisers, IVSC’s international appraisal standards committee, composed of national entities on the American continent concerned with the appraisal of procedures routinely undertaken in Brazil.

3. Provide a copy of work proposals and appraisers’ compensation.
See proposal in Exhibit B.II.3.

4. Describe any significant relationship during the past three (3) years between the appraisers recommended and the company’s related parties, as defined by the accounting standards referring to this issue.

Apsis and its professionals in charge of appraisal declare they do have not maintained any significant relationship during the past 3 years with any of the Company’s related parties, as defined by the accounting standards referring to this issue.

Exhibit B.II.3. – Work Proposal and Appraisers Compensation

Exhibit B.III – Share-Based Compensation Plan

(as per CVM Instruction 481/09, Annex 13)

Under the accounting recognition rules for this matter, there is no related party that has special interest in the approval of Ambev S.A.’s Share-Based Compensation Plan

1. Provide a copy of the proposed plan

1. Purpose of Share-Based Compensation Plan

1.1. The purpose of the Share-Based Compensation Plan of Ambev S.A. ("Company"), established in accordance with applicable legislation and regulations ("Stock Plan") is to allow managers or employees of the Company or other companies under its direct or indirect control (included in the concept of Company for the Stock Plan's purposes), to receive payments in the form of Company shares, subject to certain conditions, in order to: (i) stimulate the Company's growth, success and objectives while catering for the interests of its shareholders, thus incentivizing the integration of these Company executives and employees; and (ii) enable the Company to effectively engage and retain the services of its senior managers and high-level staff.

2. Eligible participants

2.1. The Company's managers or employees may be designated to participate in the Stock Plan ("Participants").

3. Administration of Stock Plan

3.1. The Stock Plan will be administered by the Board of Directors, which may, subject to restrictions under applicable law, use a committee specifically or otherwise designated to advise and help administer the Stock Plan ("Committee").

3.2. The Board of Directors or Committee, depending on the case, will have extensive powers subject to the terms of the Stock Plan, and in the case of the Committee to guidelines determined by the Board of Directors, to organize and administer the Stock Plan and Company share based compensation, including by means of American Depositary Receipts, issued by the Company ("Restricted Shares").

3.2.1. Notwithstanding the abovementioned representations, excepting adjustments permitted by the Stock Plan or any adjustments that may be made as a result of altering pertinent legislation, no decision of the Board of Directors or Committee may: (i) increase the maximum number of shares that may be granted, as stipulated in item 5 below; and / or (ii) alter or diminish Participants' rights or obligations without their prior consent in relation to share-based payments under the Stock Plan.

3.3. The Board of Directors or Committee may, at any time, in all cases pursuant to item 3.2.1 above: (i) alter or extinguish the Stock Plan; (ii) accelerate any vesting periods under the Stock Plan; and (iii) determine rules applicable to cases of omission.

4. Terms and conditions for granting Restricted Shares

4.1. Based on the Company's compensation policy, The Board of Directors or the Committee, depending on the case, will periodically run programs to award Restricted Shares ("Programs"), in which it will determine, among other conditions: (i) the Participants; (ii) the quantity of Restricted Shares covered by the corresponding program; (iii) the form of transferring Restricted Shares, which may be in lots; (v) the acquisition period for transfer of Restricted Shares; and (vi) any provisions governing penalties.

4.2. The Board of Directors or the Committee, depending on the case and in all cases within the overall maximum stipulated in item 5.1 below, and where appropriate limits voted by general meetings, may add new Participants to ongoing Programs, and determine the number of Restricted Shares to which Participants will be entitled.

4.3. As each Program is launched, the Board of Directors or the Committee, depending on the case, will set terms and conditions for the transfer of Restricted Shares in the agreement to be entered into between the Company and each Participant ("Agreement"), in all cases in accordance with this Stock Plan and the corresponding Program.

4.4. Restricted Shares may only be transferred to Participants under the terms and conditions of this Stock Plan in the programs and agreements, therefore granting the right to receive shares does not in itself assure Participants any rights over Restricted Shares or provide a guarantee of receiving them.

4.5. Shares awarded to Participants will have the rights set forth in this Stock Plan and corresponding programs and agreements, and Participants will not have any of the rights and privileges of a Company shareholder, in particular being paid dividends and interest on shareholder equity in relation to the Restricted Shares until such date as the Restricted Shares are transferred to the Participants.

4.6. Notwithstanding the provisions of the above Clause 4.5, the Board of Directors or Committee, depending on the case, may have the Program require payment of an amount equivalent to such dividends and interest in money or in shares in the form to be determined in the corresponding program and agreement.

4.7. No shares will be awarded Participants unless all legal, regulatory and contractual requirements have been met in full.

4.8. No provision in the Stock Plan, in any Program or Agreement will grant any Participant the right to remain as a Company manager or employee and will not in any way interfere with the Company's right to terminate a manager's mandate or employee's employment contract at any time.

4.9. Restricted Shares granted to Participants have no relationship or are bound to their fixed compensation or any profit sharing programs.

5. Stock Plan - Global Volume

5.1. Under the Stock Plan, shares representing at most 0.3% of the shares representing the Company's share capital on the date hereof ("Global Volume") may be awarded to Participants. This Global Volume may be adjusted only in accordance with item 8.1 of this Stock Plan.

5.2. For the purposes of the Stock Plan, the Company will use treasury shares subject to CVM rules.

6. Transferring Stock Plan shares

6.1. Subject to continuing employment and / or statutory relationship, depending on the case, of the Participant with the Company until the end of the applicable vesting period and subject to the rules set forth in each Agreement, the Company will transfer the Restricted Shares to the Participant in accordance with the lots and periods stipulated in the corresponding Program and / or Agreement.

6.1.1. The Company's management will take all measures required to formalize transfer of Restricted Shares covered by Agreements.

6.1.2. Restricted Shares will be awarded to Participants free of charge. The reference price per Restricted Share, for the purposes of this Stock Plan, will be the price of the Company's stock on the BM&FBOVESPA S.A. (Securities, Commodities and Futures Exchange) at the trading session immediately preceding the date of awarding the Restricted Shares.

6.2. Participants will be subject to rules restricting the use of insider information applicable to publicly listed companies in general and rules determined by the Company.

7. Participant’s Leaving, Retirement, Disability or Decease

7.1. The Board of Directors or the Committee, as the case may be, will establish in each Program, the rules applicable to the cases of Participants leaving the Companys, due to the expiry of employment contract, end of term of office, dismissal or resignation of executive position, as well as cases of retirement, permanent disability or decease of Participants.

8. Adjustments

8.1. If the number of the Company's shares is increased or decreased as a result of share bonuses, splits or reverse splits, appropriate adjustments will be made to the number of shares covered by programs and agreements that have yet to be transferred to Participants.

8.1.1. Adjustments under item 8.1 above will be made by the Board of Directors or the Committee depending on the case, and their decision will be final and binding. No fractional shares will be sold or issued as a result of any such adjustments.

8.2. In the event of a dissolution, transformation, merger, spin-off or reorganization of the Company, in which the Company is not the surviving entity or, is the surviving company but its shares are no longer admitted to trading on exchange, the Programs and Agreements in effect, at the discretion of the Board of Directors or the Committee, as the case may be: (i) may be transferred to the successor company; (ii) may accelerate their vesting; or (iii) may be maintained and settled in money.

9. Stock Plan duration

9.1. The Stock Plan will take effect when voted by the Company's General Meeting.

9.2. The end of the Stock Plan will not affect the efficacy of the Restricted Shares granted that are still in effect and that will be awarded to Participants by the corresponding dates under the Programs in effect.

9.3. The Stock Plan does not alter the provisions of the Stock Call Option Plan approved at the Extraordinary Shareholders’ Meeting held on July 30, 2013, which remains fully effective.

10. General Dispositions

10.1. Adhesion. Signing the Agreement will imply the Participants' express and irrevocable acceptance of all terms of the Stock Plan and Programs by Participants, who shall be bound to comply with them in full.

10.2. Specific execution The obligations stated in the Stock Plan, Programs and Agreements are undertaken irrevocably and will be valid as extrajudicial executive title under civil procedural law, binding the contracting parties and their successors under any title at all times. The parties stipulate that these obligations have specific execution under article 501 of the Civil Procedure Code.

10.3. Assignment. Rights and obligations under the Stock Plan, the Programs and Agreements are personal and non-transferable and may not be assigned or transferred in whole or in part by either party, nor given to guarantee obligations without prior written consent from the other party, except as expressly stipulated in this Stock Plan.

10.4. Novation. It is expressly agreed that either party's forbearance of exercising any right, power, recourse or faculty assured by law, the Stock Plan, Programs or Agreements, nor any tolerance of delay in fulfilling any obligations by either of the parties, which will not prevent the other party at its sole discretion from exercising at any time such rights, powers, recourses or faculties which are cumulative and do not exclude those stipulated by law.

10.5. Jurisdiction The parties elect the court of the city of São Paulo, State of São Paulo, to the exclusion of any other, however privileged, to settle any disputes that may arise with respect to the Stock Plan, the Programs and / or Agreements.

10.6. Omissions. Omissions, questions or disagreement that may arise on the part of the Company and / or the Participants in relation to the Stock Plan, Programs and / or Agreements will be regulated by the Board of Directors. Any payment in shares determined under the Stock Plan will be subject to all the terms and conditions set forth herein, which will prevail if there is any discrepancy concerning the provisions of any agreement or document mentioned herein.

2. State the main characteristics of the proposed plan, identifying:

a.                  Potential beneficiaries

Managers or employees of the Company or other companies under its direct or indirect control may be designated participants ("Participants") in Ambev S.A.'s Plan for Compensation in Shares ("Company" and "Stock Plan"). The Board of Directors or the committee, specific or otherwise, designated to assist or advise on the administration of the Stock Plan ("Committee"), as applicable, through the programs granting Restricted Shares ("Programs"), will select persons for compensation, including American Depositary Receipts, issued by the Company ("Restricted Shares").

When each Program is launched, the Board of Directors or Committee, depending on the case, will set the terms and conditions for the transfer of Restricted Shares in the agreement to be entered into by the Company and each Participant ("Agreement"), in all cases in accordance with the Stock Plan and the corresponding Program.

b.                  Maximum number of options to be awarded

Shares representing a maximum of 0.3% of shares representing the Company's share capital on the date of voting the Stock Plan may be awarded to Stock Plan Participants.

c.                  Maximum number of shares covered by the plan

As stated in item "b" above, the Stock Plan stipulates that the shares covered by it will amount to at most 0.3% of the total number of shares comprising the Company's share capital on the date of voting the Stock Plan, which corresponds at this date to 47,152,846 shares.

d.                  Conditions for acquisition

Under the Stock Plan's rules and subject to the parameters stated therein, the Board of Directors or the Committee, depending on the case, will periodically create programs based on the Company's compensation policy, in which they will determine, among other conditions: (i) the Participants; (ii) the quantity of Restricted Shares to be awarded under the corresponding program; (iii) the form of transferring the Restricted Shares, which may be in lots; (v) the vesting period for the transfer of Restricted Shares; and (vi) any provisions governing penalties.

e.                  Detailed criteria for setting exercise price

The Stock Plan's purpose, among others is to have payments made in the form of the Company's shares but without Participants paying the exercise price. Thus there is no option to purchase shares on the lines of article 168, § 3 of Law No. 6404 / 76; instead there is compensation based on awarding shares to the Participants. Nevertheless, the reference price per Restricted Share for the purposes of the Stock Plan is the Company's share price traded on the BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange at the trading session immediately preceding the date of awarding the Restricted Shares

f.                    . Criteria for setting exercise period

The Restricted Shares will be transferred by the Company to the Participant in accordance with the lots and for the periods set forth in the corresponding program and / or agreement. Participants will be entitled to receive the Restricted Shares if they are in the Company's employment until the end of the applicable vesting period, subject to the specific rules stipulated in each agreement, in the event of dismissal (with or without cause), removal from their position, end of mandate, resignation, voluntary termination, retirement or death.

g.                  Form of settling options

As mentioned in item "e" above, this compensation is based on the Company's shares without requiring financial consideration for Restricted Shares awarded to Participants. Therefore, once the conditions stipulated in the Stock Plan, the Programs and the Agreement have been met, the Participant will be entitled to receive these Restricted Shares, and the Company's management must take all measures required to formalize their transfer.

h.                  Criteria and events that, if taking place, would lead to suspension, alteration or termination of the plan

The Stock Plan may be terminated at any time by a decision of the Board of Directors or the Committee. The ending of the Stock Plan will not affect the efficacy of the Restricted Share grants still in effect which will be awarded to Participants on the corresponding dates under the Programs in effect.

The Stock Plan also stipulates that in the event of any Company dissolution, transformation, merger, spin-off or reorganization event in which the Company is not the surviving entity, or is the surviving company but no longer has its shares admitted to trading on exchange, and at the discretion of the Board of Directors or the Committee, as the case may be, the agreements under programs in effect may (i) be transferred to the successor company; (ii) have their vesting accelerated; or (iii) be maintained and paid out in cash.

i.                    Restrictions on transfers of shares

Restricted Shares will be transferred to the Participants in the manner stipulated in the corresponding Programs and Agreements. After transfer, the Participant may sell, transfer any way dispose of the Restricted Shares without any restrictions.

3. Reasons for the proposed plan, explaining:

a.                  The Plan's main objectives

The Stock Plan's main objective is to allow managers or employees of the Company or other companies under its direct or indirect control, subject to fulfilling certain conditions, to receive payments in Company shares, including American Depositary Receipts, in order to (i) drive growth, success and ability to reach the Company's targets while attending to its shareholders interests, thus incentivizing these executives' and employees' integration with the Company; and (ii) enabling the Company to effectively engage and retain the services of its senior managers and high-level staff.

b.                  How the plan contributes to these objectives

Granting Restricted Shares means that Participants’ interests are aligned with those of the Company and its shareholders through incentives to meet targets related to the performance of their activities, since the better the Company's performance as reflected in its share price, the more the Participant's will gain financially.

c.                  How the plan engages with the company's compensation policy

The Stock Plan is the means by which flexible compensation aligns employees' medium- and long term-interests with the Company's.

The focus on medium- and long-term flexible compensation reflects current market practices and offers attractive packages while catering for the Company's interests in the most efficient manner. The Stock Plan proposed here aims to strengthen the focus on this form of compensation, offering the possibility of more attractive returns while requiring a strong show of commitment by Participants, who must meet targets related to the performance of their activities in the manner stated in the Company's compensation policy.

d.                  How the plan aligns its beneficiaries' short-, medium- and long-term interests with the company's

The Stock Plan stipulates mechanisms to align interests of participants over different timeframes but focuses on the medium and long term. This objective is served due to the vesting periods during which Restricted Shares will not be transferred to the Participants, thus favoring retention of professionals during these periods. The terms and conditions to be stipulated for each Program and Agreement should also help align interests.

4. Estimate the company's expenses incurred by the plan under the accounting recognition rules covering this subject

The Company's expenses arising from the Stock Plan will correspond to the market value of the shares to be granted, at the time of granting, which corresponds to the closing price of shares of the same type in the trading session immediately prior to the grant date, traded on BM&FBOVESPA and recognized as per Technical Pronouncement CPC 10 on Share-Based Payment.

If there is grant under the Stock Plan in this fiscal year, it is estimated, according to the above method, that the fair value of the shares would correspond to approximately R$ 5,000,000.00 (five million reais), and, approximately, R$ 1,000,000.00 (one million reais) for the 2016 financial year.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 18, 2016

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer